UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Table of Contents

Table of Contents

1 - Press Release	3
Highlights	4
Main Infotmation	6
Ratings	8
Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	22
Main Economic Indicators	23
Guidance	24
Statement of Income vs. Managerial Income vs. Adjusted Income	25
2 - Economic and Financial Analysis	29
Balance Sheet	30
Adjusted Statement of Income – Consolidated	31
Financial Margin – Interest and Non-Interest	31
– Financial Margin - Interest	32
• Loan Financial Margin - Interest	34
• Funding Financial Margin - Interest	50
• Securities/Other Financial Margin - Interest	55
• Insurance Financial Margin - Interest	55
– Financial Margin – Non-Interest	56
Insurance, Private Pension Plans and Savings Bonds	57
– Bradesco Vida e Previdência	64
– Bradesco Saúde – Consolidated	66
– Bradesco Capitalização	67
– Bradesco Auto/RE	69
Fee and Commission Income	71
Administrative and Personnel Expenses	77
– Coverage Ratio	80
Tax Expenses	80
Equity in the Earnings (Losses) of Unconsolidated Companies	81
Operating Result	81
Non-Operating Result	82
3 - Return to Shareholders	83
Sustainability	84
Investor Relations Area – RI	85
Corporate Governance	86
Bradesco Shares	86
Main Indicators	88
Weighting in Main Stock Market Indexes	89
Dividends / Interest on Shareholders’ Equity – JCP	89
4 - Additional Information	91
Products and Services Market Share	92
Compulsory/Liabilities	93
Investments in Infrastructure, Information Technology and e Telecommunications	94
Risk Management	95
Capital Adequacy Ratio (Basel II)	95
5 - Independent Auditors’ Report	97
Limited assurance report from independent auditors on the supplementary accounting information	98
6 - Financial Statements, Independent Auditor’s Report, Summary of the Audit Committee’s Report and Report of the Fiscal Council	101
Consolidated Financial Statements	102

Bradesco	1

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other reason.

Few numbers of this Report were submitted to rounding adjustments.

Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

2	Report on Economic and Financial Analysis – June 2011

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Press Release

Highlights

The main figures obtained by Bradesco in the first half of 2011 are presented below:

1.   Adjusted Net Income(1) in the first half of 2011 was R$5.563 billion (an increase of 20.9% compared to R$4.602 billion in the same period of 2010), corresponding to earnings per share of R$2.82 in the last 12 months and Return on Average Shareholders’ Equity (2) of 23.2%.

2.   Adjusted Net Income was composed of R$4.002 billion arising from financial activities, which represented 71.9% of the total, and R$1.561 billion from insurance, private pension plans and savings bond operations, which accounted for 28.1% of the total.

3.   On June 30, 2011, Bradesco’s market capitalization stood at R$111.770 billion(3), while the value of preferred shares rose by 28.3%(4) in the last 12 months, against a 2.4% appreciation of the Ibovespa index.

4.   Total Assets stood at R$689.307 billion in June 2011, an increase of 23.5% from the balance in the same period in 2010. Return on Average Assets was 1.7%.

5.   The Expanded Loan Portfolio(5) stood at R$319.802 billion in June 2011, up 23.1% from the same period in 2010. Operations with individuals totaled R$102.915 billion (up 14.6%), while operations with companies totaled R$216.887 billion (up 27.6%).

6.   Total Assets under Management stood at R$933.960 billion, an increase of 21.6% from June 2010.

7.   Shareholders’ Equity stood at R$52.843 billion in June 2011, up by 19.3% on the balance of June 2010. The Capital Adequacy Ratio stood at 14.7% in June 2011, 12.9% of which under Tier I Capital.

8.   In the first half of 2011, Interest on Shareholders’ Equity and Dividends were paid and provisioned to shareholders in the amount of R$1,876 million, of which R$940 million as monthly and interim dividends paid and R$936 million provisioned.

9.   The Financial Margin reached R$18.833 billion, up 19.7% in comparison with the first half of 2010.

10. The Delinquency Ratio over 90 days stood at 3.7%, down 0.3 p.p. from June 2010.

11. The Efficiency Ratio(6) stood at 42.7% (42.0% in June 2010) and in the concept of “adjusted-to-risk” ratio stood at 52.2% in June 2011 (54.6% in June 2010).

12. Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income totaled R$17.511 billion in the first half of 2011, up by 22.0% over the same period in 2010. Technical provisions stood at R$93.938 billion, equal to 30.2% of the Brazilian insurance market (reference date: May/11).

13. Investments in infrastructure, information technology and telecommunications amounted to R$1.740 billion in the first half of 2011, for growth of 1.9% when compared to the same period in the previous year.

14. Taxes and contributions, including social security, paid or provisioned, amounted to R$11.028 billion, of which R$3.992 billion referring to taxes withheld and collected from third parties and R$7.036 billion based on the activities of Bradesco Organization, equivalent  to 126.5% of Adjusted Net Income(1).

15. Banco Bradesco has an extensive customer service network in Brazil, comprising 6,648 service points (3,676 branches, 1,313 PABs -Banking Service Branches and 1,659 PAAs Advanced Service Branches). Customers can also use 1,587 PAEs (ATMs in companies), 29,263 Bradesco Expresso service points, 6,227 Postal Bank branches, 32,714 own ATMs in the Bradesco Dia&Noite  network and 12,389 ATMs shared with other banks(7).

(1) According to non-recurring events described on page 08 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$121.167 billion considering the closing price of preferred shares (most traded share); (4) Includes  reinvestment of dividends/interest on shareholders’ equity; (5) Includes sureties and guarantees, letters of credit, advances of credit card receivable, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment, and operations with Credit Risk – Commercial Portfolio, which includes debentures and promissory notes;  (6) Accumulated over 12 months; and (7) Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander.

4	Report on Economic and Financial Analysis – June 2011

Press Release

Highlights

16.Employee payroll, plus charges and benefits, totaled R$4.233 billion. Social benefits provided to the 98,317 employees of the Bradesco Organization and their dependents amounted to R$1.006 billion, while investments in training and development programs totaled R$58.048 million.

17. On May 20, 2011, Bradesco acquired the shareholding control of Banco do Estado do Rio de Janeiro S.A. (BERJ). The operation guarantees Bradesco the right to provide services to the state of Rio de Janeiro relating to the payment of 440 thousand state servants, as well as the payment to suppliers and of state taxes, among other services.

18. On June 20, 2011, Moody´s Investors Service upgraded Bradesco’s foreign currency ratings: the long-term deposit rating went from ‘Baa3’ to ‘Baa2’ and the short-term deposit rating from ‘Prime-3’ to ‘Prime-2’. The long-term senior debt rating was also upgraded from ‘Baa2’ to ‘Baa1’.

19.Main Awards and Acknowledgments in the second quarter of 2011:

•       Brazil’s major private group in the world’s leading companies ranking (Forbes magazine);

•       The best Publicly-Held Company in 2010 elected by the Association of Analysts and Capital Market Professionals (Apimec);

•       Brazil’s most solid bank and the world’s 8th  strongest bank (Bloomberg News);

•       The best institutional investment fund manager (Investidor Institucional magazine);

•       1st place among the “10 Major Groups in Revenue” ranking, in the category “Financial Institution” of the 2011 edition of Exame magazine’s Melhores e Maiores(The Best and the Major Companies);

•       Bradesco and Bradesco Asset Management (BRAM) ranked 1st and 2nd, respectively, in the AE Projeções ranking, in the category “Basic Top 10” (AE/Broadcast);

•       Best Company in Customer Service in 2010 (Exame magazine with the Ibero-Brazilian Institute of Customer Relations (IBRC)); and

•       The best company, among financial institutions, to start a career in (Você S/A magazine in partnership with Fundação Instituto de Administração (FIA) and Cia. de Talentos).

20. With regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and the offering of social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which has been developing an extensive social and educational program that operates 40 schools throughout Brazil. In 2011, a forecasted budget of R$307.994 million will help serve more than 526 thousand people, 111 thousand of which through its own schools, in Basic Education, from Kindergarten to High School and Vocational Training - High School Level; Education for Youth and Adults; and Preliminary and Continued Education. In the Virtual School (Fundação Bradesco’s e-learning portal), at the CIDs (Digital Inclusion Centers) and through other programs, like Educa+Ação, over 415 thousand people will be served. The more than 50 thousand Basic Education students receive uniforms, school supplies, meals and medical and dental assistance free of charge. For 54 years, Fundação Bradesco has provided more than 2 million students with quality formal education free of charge, who, together with participants in in-class and distance courses, bring the number of participants to over 4 million people.

Bradesco	5

Press Release

Main Information

	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	Variation %
									2Q11 x 1Q11	2Q11 x 2Q10
Statement of Income for the Period - R$ million
Book Net Income	2,785	2,702	2,987	2,527	2,405	2,103	2,181	1,811	3.1	15.8
Adjusted Net Income	2,825	2,738	2,684	2,518	2,455	2,147	1,839	1,795	3.2	15.1
Total Financial Margin	9,471	9,362	9,018	8,302	8,047	7,689	7,492	7,587	1.2	17.7
Gross Loan Financial Margin	6,548	6,180	6,143	5,833	5,757	5,630	5,373	5,150	6.0	13.7
Net Loan Financial Margin	4,111	3,820	3,848	3,774	3,596	3,442	2,678	2,242	7.6	14.3
Expenses with Allowance for Loan Losses	(2,437)	(2,360)	(2,295)	(2,059)	(2,161)	(2,188)	(2,695)	(2,908)	3.3	12.8
Fee and Commission Income	3,751	3,510	3,568	3,427	3,253	3,124	3,125	2,857	6.9	15.3
Administrative and Personnel Expenses	(5,784)	(5,576)	(5,790)	(5,301)	(4,976)	(4,767)	(4,827)	(4,485)	3.7	16.2
Premiums from Insurance, Private Pension Plan Contributions and Income from Savings Bonds	9,661	7,850	9,022	7,697	7,163	7,196	8,040	6,685	23.1	34.9
Balance Sheet - R$ million
Total Assets	689,307	675,387	637,485	611,903	558,100	532,626	506,223	485,686	2.1	23.5
Securities	231,425	217,482	213,518	196,081	156,755	157,309	146,619	147,724	6.4	47.6
Loan Operations (1)	319,802	306,120	295,197	272,485	259,722	249,828	238,830	227,777	4.5	23.1
- Individuals	102,915	100,200	98,243	93,038	89,780	86,146	82,210	75,663	2.7	14.6
- Corporate	216,887	205,920	196,954	179,447	169,942	163,683	156,620	152,113	5.3	27.6
Allowance for Loan Losses (ALL)	(17,365)	(16,740)	(16,290)	(16,019)	(15,782)	(15,836)	(16,313)	(14,953)	3.7	10.0
Total Deposits	213,561	203,822	193,201	186,194	178,453	170,722	171,073	167,987	4.8	19.7
Technical Provisions	93,938	89,980	87,177	82,363	79,308	77,685	75,572	71,400	4.4	18.4
Shareholders' Equity	52,843	51,297	48,043	46,114	44,295	43,087	41,754	38,877	3.0	19.3
Assets Under Management	933,960	919,007	872,514	838,455	767,962	739,894	702,065	674,788	1.6	21.6
Performance Indicators (%) on Adjusted Net Income (except when stated otherwise)
Adjusted Net Income per Share - R$ (2)	2.82	2.72	2.61	2.38	2.19	2.07	2.02	2.04	3.7	28.8
Book Value per Share (Common and Preferred) - R$	13.82	13.42	12.77	12.26	11.77	11.45	11.10	10.49	3.0	17.5
Annualized Return on Average Shareholders' Equity (3) (4)	23.2	24.2	22.2	22.5	22.8	22.2	20.3	21.5	(1.0) p.p	0.4 p.p
Annualized Return on Average Assets (4)	1.7	1.7	1.7	1.7	1.7	1.7	1.6	1.6	-	-
Average Rate - (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets) Annualized	7.8	8.2	8.3	7.9	8.2	8.1	8.1	8.3	(0.4) p.p	(0.4) p.p
Fixed Assets Ratio - Total Consolidated	17.3	17.4	18.1	16.7	20.9	19.8	18.6	15.4	(0.1) p.p	(3.6) p.p
Combined Ratio - Insurance (5)	85.8	86.1	85.1	85.3	84.7	85.2	85.3	88.9	(0.3) p.p	1.1 p.p
Efficiency Ratio (ER) (2)	42.7	42.7	42.7	42.5	42.0	41.2	40.5	40.9	-	0.7 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses)(2)	63.5	63.6	64.2	65.1	64.9	66.0	66.5	66.4	(0.1) p.p	(1.4) p.p
Market Capitalization - R$ million (6)	111,770	117,027	109,759	114,510	87,887	100,885	103,192	98,751	(4.5)	27.2
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	6.9	7.0	7.1	7.4	7.6	8.0	8.5	8.3	(0.1) p.p	(0.7) p.p
Non-Performing Loans (>60 days (8) / Loan Portfolio)	4.5	4.4	4.3	4.6	4.9	5.3	5.7	5.9	0.1 p.p	(0.4) p.p
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	3.7	3.6	3.6	3.8	4.0	4.4	4.9	5.0	0.1 p.p	(0.3) p.p
Coverage Ratio (> 90 days (8))	189.3	193.6	197.6	191.8	188.5	180.8	174.6	166.5	(4.3) p.p	0.8 p.p
Coverage Ratio (> 60 days (8))	154.0	159.1	163.3	162.0	155.8	151.3	148.6	139.4	(5.1) p.p	(1.8) p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	14.7	15.0	14.7	15.7	15.9	16.8	17.8	17.7	(0.3) p.p	(1.2) p.p
- Tier I	12.9	13.4	13.1	13.5	13.9	14.3	14.8	14.3	(0.5) p.p	(1.0) p.p
- Tier II	1.8	1.7	1.7	2.3	2.1	2.6	3.1	3.5	0.1 p.p	(0.3) p.p
- Deductions	-	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	-	-

6	Report on Economic and Financial Analysis – June 2011

Press Release

Main Information

	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09	Variation %
									Jun11 x Mar11	Jun11 x Jun10
Structural Information - Units
Service Points	59,473	57,185	54,884	52,015	49,154	46,570	44,577	42,563	4.0	21.0
- Branches	3,676	3,651	3,628	3,498	3,476	3,455	3,454	3,419	0.7	5.8
- PAAs (9)	1,659	1,660	1,660	1,643	1,592	1,451	1,371	1,338	(0.1)	4.2
- PABs (9)	1,313	1,308	1,263	1,233	1,215	1,200	1,190	1,194	0.4	8.1
- PAEs (9)	1,587	1,588	1,557	1,559	1,565	1,564	1,551	1,539	(0.1)	1.4
- Outplaced Bradesco ATM Network Terminals (10)	3,962	3,921	3,891	4,104	3,827	3,664	3,577	3,569	1.0	3.5
- ATM Terminals in the Shared Network (10) (11)	10,856	10,326	9,765	8,113	7,358	6,912	6,486	5,980	5.1	47.5
- Banco Postal (Postal Bank)	6,227	6,218	6,203	6,194	6,177	6,110	6,067	6,038	0.1	0.8
- Bradesco Expresso (Correspondent Banks)	29,263	27,649	26,104	24,887	23,190	21,501	20,200	18,722	5.8	26.2
- Bradesco Promotora de Vendas	919	853	801	773	743	702	670	753	7.7	23.7
- Branches / Subsidiaries Abroad	11	11	12	11	11	11	11	11	-	-
ATMs	45,103	44,263	43,072	41,007	39,766	38,772	37,957	37,178	1.9	13.4
- Own Network	32,714	32,514	32,015	31,759	31,387	30,909	30,657	30,414	0.6	4.2
- Shared Network (11)	12,389	11,749	11,057	9,248	8,379	7,863	7,300	6,764	5.4	47.9
Debit and Credit Card (12) - million	150.4	147.5	145.2	140.7	137.8	135.6	132.9	88.4	2.0	9.1
Employees (13)	98,317	96,749	95,248	92,003	89,204	88,080	87,674	85,027	1.6	10.2
Outsourced employees and Interns	10,563	10,321	9,999	9,796	8,913	9,605	9,589	9,606	2.3	18.5
Employees of Foundations (14)	3,796	3,788	3,693	3,756	3,734	3,713	3,654	3,696	0.2	1.7
Customers - millions
Checking Accounts	24.0	23.5	23.1	22.5	21.9	21.2	20.9	20.7	2.1	9.6
Saving Accounts (15)	39.7	39.4	41.1	38.5	37.1	36.2	37.7	35.1	0.8	7.0
Insurance Group	38.0	37.0	36.2	34.6	33.9	33.8	30.8	30.3	2.7	12.1
- Policyholders	33.0	32.1	31.5	30.0	29.3	29.2	26.3	25.8	2.8	12.6
- Pension Plan Participants	2.1	2.1	2.0	2.0	2.0	2.0	2.0	2.0	-	5.0
- Savings Bond Customers	2.9	2.8	2.7	2.6	2.6	2.6	2.5	2.5	3.6	11.5
Bradesco Financiamentos	2.9	2.9	3.3	3.4	3.5	3.8	4.0	4.1	-	(17.1)

(1)

Expanded Loan Portfolio: Includes sureties and guarantees, letters of credit, advances of credit card receivables, loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignment and operations with Credit Risk – Commercial Portfolio were also included, covering debentures and promissory notes;

(2)	In the last 12 months;
(3)	Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity;
(4)	Adjusted net income in the period;
(5)	Excluding additional provisions;
(6)	Number of shares (less treasury shares) multiplied by the closing price of the common and preferred shares on the period’s last trading day;
(7)	Concept defined by Bacen;
(8)	Credits overdue;
(9)	PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(10)

Including overlapping ATMs within the Bank’s own and shared network: in June 2011 – 2,045; March 2011 – 2,024; December 2010 – 1,999, September 2010 – 1,670, June 2010 - 1,547, March 2010 – 1,490, December 2009 – 1,455 and September 2009 – 1,452;

(11)	Shared ATM network: Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander, since November 2010;
(12)	Includes pre-paid, Private Label, Banco Ibi as of December 2009 and Ibi México as of December 2010;
(13)	It started including Ibi Promotora employees as of December 2009;
(14)	Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(15)	Number of accounts.

Bradesco	7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Individual (1)	Support	Domestic Currency		Foreign Currency				Domestic
B/C	3	Long-Term	Short-Term	Long-Term		Short-Term		Long-Term	Short-Term
		A -	F1	BBB +		F2		AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength	International Scale					Domestic Scale		International Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -
	Baa1	A1	P - 1	Baa2	P-2	Aaa.br	BR - 1

*
Standard & Poor's						Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating			Long-Term	Short-Term
Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

(1) On July 20, 2011, Fitch Ratings introduced to the market the Viability rating for financial institutions around the globe, which reflects the same primary risks evaluated in the former Individual Rating. Fitch emphasizes that this is not a fundamental change in its approach to bank ratings or a change in opinion on the creditworthiness of the entities covered. For Bradesco, the Individual Rating ‘B/C’ was changed to Viability Rating ‘a-’. To facilitate the transition, Fitch Ratings will maintain both ratings up to December 31, 2011.

Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

				R$ million
	1H11	1H10	2Q11	1Q11
Book Net Income	5,487	4,508	2,785	2,702

Non-Recurring Events	76	94	40	36
- Records of Tax Credits	-	(242)	-	-
- Provision for Tax Contingencies	-	397	-	-
- Provision for Civil Contingencies - Economic Plans	123	111	69	54
- Tax Effects	(47)	(172)	(29)	(18)

Adjusted Net Income	5,563	4,602	2,825	2,738

ROAE % (1)	22.9	22.3	23.3	23.8

ROAE (ADJUSTED) % (1)	23.2	22.8	23.6	24.2

(1) Annualized

8	Report on Economic and Financial Analysis – June 2011

Press Release

Summarized Analysis of Adjusted Income

To provide better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Statement of Income for the analyses and comments contained in this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Book Statement of Income, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown in the previous page. Note that the Adjusted Statement of Income is the basis adopted for the analyses and comments made in chapters 1 and 2 of this report.

	R$ million
	Adjusted Statement of Income
	1H11	1H10	Variation		2Q11	1Q11	Variation
			1H11 x 1H10				2Q11 x 1Q11
			Amount	%			Amount	%
Financial Margin	18,833	15,736	3,097	19.7	9,471	9,362	109	1.2
- Interest	18,016	15,069	2,947	19.6	9,167	8,849	318	3.6
- Non-Interest	817	667	150	22.5	304	513	(209)	(40.7)
ALL	(4,797)	(4,349)	(448)	10.3	(2,437)	(2,360)	(77)	3.3
Gross Income from Financial Intermediation	14,036	11,387	2,649	23.3	7,034	7,002	32	0.5
Income from Insurance, Private Pension Plan and Savings Bond Operations (1)	1,573	1,369	204	14.9	788	785	3	0.4
Fee and Commission Income	7,261	6,377	884	13.9	3,751	3,510	241	6.9
Personnel Expenses	(5,041)	(4,358)	(683)	15.7	(2,605)	(2,436)	(169)	6.9
Other Administrative Expenses	(6,319)	(5,385)	(934)	17.3	(3,179)	(3,140)	(39)	1.2
Tax Expenses	(1,793)	(1,483)	(310)	20.9	(913)	(880)	(33)	3.8
Equity in the Earnings (Losses) of Unconsolidated Companies	50	48	2	4.2	16	34	(18)	(52.9)
Other Operating Income/Expenses	(1,686)	(1,138)	(548)	48.2	(764)	(922)	158	(17.1)
Operating Income	8,081	6,817	1,264	18.5	4,128	3,953	175	4.4
Non-Operating Income	(11)	(8)	(3)	37.5	(7)	(4)	(3)	75.0
Income Tax / Social Contribution	(2,409)	(2,171)	(238)	11.0	(1,271)	(1,138)	(133)	11.7
non-controlling Interest	(98)	(36)	(62)	172.2	(25)	(73)	48	(65.8)
Adjusted Net Income	5,563	4,602	961	20.9	2,825	2,738	87	3.2

(1) Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	9

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the second quarter of 2011, Bradesco’s adjusted net income stood at R$2,825 million, an increase of 3.2% or R$87 million from the previous quarter, which was primarily impacted by: (i) an increase in fee and commission income; and (ii) lower operating expenses (net of other operating income), partially offset by: (iii) increased personnel and administrative expenses; (iv) increase in allowance for loan losses; and (v) increase in income tax and social contribution expenses.

In the first half of 2011 versus the same period of the previous year, adjusted net income increased by R$961 million, or 20.9%. The main reasons for this result are described in this chapter, among which Bradesco’s organic growth stands out.

Shareholders’ Equity for June 2011 stood at R$52,843 million, up by 19.3% on the balance of June 2010. The Capital Adequacy Ratio stood at 14.7%, of which 12.9% was under Tier I Reference Shareholders’ Equity.

Total Assets stood at R$689,307 million in June 2011, up 23.5% over June 2010, driven by the expansion of business volume. Return on Average Assets (ROAA) remained stable, hovering near 1.7%.

10	Report on Economic and Financial Analysis – June 2011

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

Concerning ER – in the last 12 months(1), and quarterly ER, both indicators have remained stable in the comparison between the second quarter of 2011 and previous quarter, recording 42.7% and 42.0% respectively, even considering Bradesco’s significant organic growth in the period.

It is worth mentioning that the ER calculated on an “adjusted-to-risk” basis to reflect the impact of risk in loan operations(2) also remained stable compared to the previous quarter, while posting a decrease of 2.4 p.p. in the last 12 months.

(1) Efficiency Ratio (ER) = (Personnel Expenses – Employee Profit Sharing (PLR) + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and (ii) revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our Efficiency Ratio in the second quarter of 2011 would be 46.2%; and

(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

Bradesco	11

Press Release

Summarized Analysis of Adjusted Income

Financial Margin

The R$109 million increase between the second quarter of 2011 and the first quarter of 2011 was due to:

•         the increase in income from interest-earning operations by R$318 million, mainly the result of:  (i) higher income from “Loan” margin; (ii) higher income from “Funding” margin; and partially impacted by (ii) lower income from “Insurance” margin;

offset by:

•       lower income from non-interest margin, in the amount of R$209 million, considering lower treasury/securities gains.

The financial margin posted a R$3,097 million improvement between the first half of 2011 and the same period in 2010, which corresponds to a 19.7% growth, mainly driven by:

•       growth in income from interest-earning operations of R$2,947 million, mainly due to (i) higher income from “Loan” margin, resulting from increase in business volumes; (ii) higher income from “Funding” margin; and (iii) higher income from “Insurance” margin; and

•       greater income from the non-interest margin, in the amount of R$150 million, due to higher treasury/securities gains.

12	Report on Economic and Financial Analysis – June 2011

Press Release

Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

						R$ million
	1H11			1H10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	12,728	245,018	10.7%	11,387	198,728	11.8%
Funding	2,141	285,939	1.5%	1,267	225,619	1.1%
Insurance	1,818	90,700	4.0%	1,341	77,678	3.5%
Securities/Other	1,329	216,454	1.2%	1,074	187,947	1.1%
0
Financial Margin	18,016	-	7.6%	15,069	-	7.7%
0
	2Q11			1Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	6,548	250,771	10.9%	6,180	239,266	10.7%
Funding	1,132	295,721	1.5%	1,009	276,157	1.5%
Insurance	819	92,582	3.6%	999	88,818	4.6%
Securities/Other	668	226,903	1.2%	661	206,006	1.3%
0
Financial Margin	9,167	-	7.6%	8,849	-	7.8%

Despite the growth of the average "Loan" margin rate, the annualized interest financial margin rate stood at 7.6% in the second quarter of 2011, down by 0.2 p.p. quarter-on-quarter. This performance was mainly due to: (i) the change in asset mix, of which the 10.1% growth in the average balance of the “Securities/Other” portfolio stands out; and (ii) the decrease in the average rate of “Insurance” margin, which was impacted by: (a) the lower return on assets indexed to IPCA and IGP-M; and (b) the performance of multimarket funds that were affected by the 9.0% Ibovespa depreciation in the quarter.

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Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In June 2011, Bradesco’s loan operations totaled R$319.8 billion. The 4.5% increase in the quarter was due to the growth of: (i) 5.8% in Corporate; (ii) 4.7% in SMEs; and (iii) 2.7% in Individuals.

Over the last twelve months, the portfolio expanded by 23.1% due to: (i) 28.1% growth in Corporate; (ii) 26.9% in SMEs; and (iii) 14.6% in Individuals.

In the Individuals segment, the products that posted the strongest growth in the last twelve months were: (i) real estate financing; (ii) the payroll-deductible loan; (iii) rural loan; and (iv) BNDES/Finame onlending. In the Corporate segment, growth was led by: (i) operations bearing credit risk – commercial portfolio, including debentures and promissory notes; (ii) BNDES/Finame onlending operations; (iii) real estate financing – corporate plan; and (iv) sureties and guarantees.

(1)  Considering sureties, guarantees, letters of credit, and advances of credit card receivables, debentures, and promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see page 38 of Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the second quarter of 2011, expenses with the allowance for loan losses stood at R$2,437 million, up 3.3% compared to previous quarter. This increase was mainly the result of the 4.6% growth in loan operations – Bacen concept.

In the first half of 2011 compared to the same period of 2010, ALL expenses posted a 10.3% increase, causing an expansion of generic provisions, partially offset by higher income from loan recovery of 7.4% in the period, totaling R$1,318 million. Loan operations – Bacen concept grew by 20.3% in the same period, demonstrating growth accompanied by quality in Bradesco’s loan portfolio.

14	Report on Economic and Financial Analysis – June 2011

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days

Delinquency ratio over 90 days posted a slight increase of 0.1 p.p. in the quarter, basically due to the 0.2 p.p. seasonal increase in the Individuals segment indicator.

Coverage Ratios

The graph below presents the evolution of the coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In June 2011 these ratios reached 154.0% and 189.3%, respectively.

The balance of Allowance for Loan Losses (ALL) of R$17.4 billion, in June 2011, was made up of: (i) R$14.4 billion in Brazilian Central Bank requirements; and (ii) R$3.0 billion in additional provisions.

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Press Release

Summarized Analysis of Adjusted Income

Results of Insurance, Private Pension Plans and Savings Bonds Operations

Net Income in the second quarter of 2011 came to R$800 million (R$761 million in the first quarter of 2011), posting a 29.4% Return on Average Shareholders’ Equity.	In the first half of 2011, Net Income totaled R$1.561 billion, up 11.2% compared to the Net Income of same period last year (R$1.404 billion), posting a 27.7% return on Shareholders’ Equity.

(1)    Excludes additional provisions.

	R$ million (unless otherwise indicated)
	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	Variation %
									2Q11 x 1Q11	2Q11 x 2Q10
Net Income	800	761	779	721	701	703	602	607	5.1	14.1
Premiums from Insurance, Private Pension Plan Contributions and Income from Savings Bonds (1)	9,661	7,850	9,022	7,697	7,163	7,196	8,040	6,685	23.1	34.9
Technical Provisions	93,938	89,980	87,177	82,363	79,308	77,685	75,572	71,400	4.4	18.4
Financial Assets	103,847	99,594	96,548	92,599	88,515	86,928	83,733	79,875	4.3	17.3
Claims Ratio	72.2	72.0	71.1	72.4	71.8	73.3	74.3	77.2	0.2 p.p	0.4 p.p
Combined Ratio	85.8	86.1	85.1	85.3	84.7	85.2	85.3	88.9	(0.3) p.p	1.1 p.p
Policyholders / Participants and Customers (in thousands)	37,972	37,012	36,233	34,632	33,908	33,768	30,822	30,339	2.6	12.0
Market Share of Premiums from Insurance, Private Pension Plan Contributions and Income from Savings Bonds (2)	24.6	23.2	24.7	24.7	24.8	25.2	24.4	23.5	1.4 p.p	(0.2) p.p

Note: For comparison purposes, we have excluded the build in Technical Provisions for benefits to be granted – Remission (Health) from the calculation of ratios for the first quarter of 2010, and the effects of RN 206/09 and its effects on health revenues from the calculation of combined ratios.
(1) Excludes the effects of RN 206/09 (ANS), which as of January 2010 extinguished the PPNG (SES), with income from premiums accounted pro-rata temporis. Note that this accounting change did not affect Earned Premiums; and

(2) 2Q11 considers the latest data made available by Susep (May 2011).

16	Report on Economic and Financial Analysis – June 2011

Press Release

Summarized Analysis of Adjusted Income

In the second quarter of 2011, revenues grew by 23.1% compared to previous quarter, driven by the performance of Life and Pension Plan products that had a 35.3% growth.

In the first half of 2011, production grew by 22.0% compared to the same period of the previous year. Such increase is due to the performance of Life and Pension Plan, Health and Savings Bond products, which increased 25.7%, 23.5% and 25.0%, respectively.

Net Income for the second quarter of 2011, compared to the previous quarter, had an increase of 5.1%, due to the following factors: (i) 23.1% growth in revenue; (ii) stability of claim ratios in comparison with the previous quarter; and (iii) improvement in administrative efficiency ratio.

Net income for the first half of 2011 was 11.2% higher than the figure posted in the same period of last year, due to: (i) the 22.0% growth in revenues; (ii) the 0.4 p.p. decrease in the claims ratio; (iii) increased financial result and equity in the earnings (losses) of subsidiaries; and partially offset by: (iv) an increase in personnel expenses, impacted by the collective bargaining agreement in January 2011.

In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with the Susep rules effective as of January 1, 2008, and international standards (Solvency II). The financial leverage ratio stood at 2.8 times Shareholders’ Equity.

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Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the second quarter of 2011, fee and commission income totaled R$3,751 million, up 6.9% or R$241 million from the previous quarter. This increase is mainly due to: (i) larger credit card revenue; (ii) larger gains from underwriting and financial advisory services; (iii) increased volume of loan operations; (iv) net increase in new checking accounts; and (v) larger collection revenue.

This half-year compared to the first half of 2010, the 13.9% increase in fee and commission income was mainly due to: (i) the performance of the credit card segment, due to the growth in card base and revenues, in addition to the increase in interest held in Visavale and Cielo; (ii) the increase in income from checking accounts, which was driven by growth in business volume and a increase in checking account customer base, which posted net growth of 2.1 million accounts in the period; (iii) greater income from loan operations, mainly due to the increase in sureties and guarantees and the higher volume of contracted operations; and (iv) growth in revenue from fund management; and (v) larger revenue from charging and collections.

18	Report on Economic and Financial Analysis – June 2011

Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the second quarter of 2011, the R$169 million increase from the previous quarter was composed of changes in the following portions:

•       “structural” – R$105 million increase, mainly due to: (i) lower concentration of vacation periods in the second quarter 2011 and (ii) higher expenses with salaries and compulsory social charges due to the organic growth in the period, with an increase in the number of service points and the consequent hiring of a net total of 1,568 employees; and

•       “non-structural” – decrease of R$64 million, chiefly related to the higher expenses with: (i) provision for labor lawsuits; and partially offset by: (ii) lower expenses with employee and management profit sharing (PLR).

This half-year growth of R$683 million compared to the first half of 2010 is mainly due to:

•         R$531 million in the “structural” portion from: (i) an increase in expenses related to salaries, compulsory social charges and benefits, due to higher salary levels; (ii) and the net increase of 9,113 employees; and

•       the R$152 million increase in the “non-structural” portion, basically resulting from higher expenses with: (i) recording of provisions for labor lawsuits; (ii) management and employee profit sharing (PLR); and (iii) costs with termination of contracts.

Obs.: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension Plans.
         Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + costs with termination of contracts.

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Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the second quarter of 2011, administrative expenses posted a variation of 1.2% from the previous quarter mainly due to higher expenses with: (i) outsourced services, mainly related to non-litigious charging and legal consulting services; (ii) assets maintenance and upkeeping; and (iii) communication.

The 17.3% increase in the first half of 2011 on the same period in 2010 is the result of greater expenses with: (i) outsourced services, related to: (a) partial outsourcing of credit card processing (Fidelity); and (b) variable expenses related to revenue (e.g. non-bank correspondents); (ii) advertising and marketing; (iii) increase in business and service volume; (iv) agreement amendments and (v) the expansion of the Customer Service Network by 10,319 new units:

200 branches, 187 PAB/PAE/PAA, 6,073 Bradesco Expresso branches and 3,859 other service points, amounting to 59,473 on June 30, 2011.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$764 million in the second quarter of 2011, down R$158 million over previous quarter, basically a result of reversal of a provision recorded in the first quarter of 2011 to cover fluctuations arising from the revaluation of IBNR provisions and benefits to be granted – remission of Health Insurance segment.

Compared to the same period last year, the increase in other operating expenses net of other operating income in the first half of 2011, in the amount of R$548 million, is mainly the result of higher expenses with the recording of operating provisions, especially those for civil contingencies.

20	Report on Economic and Financial Analysis – June 2011

Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Growth in income tax and social contribution expenses, both quarter-on-quarter and year-on-year comparison, is the result of (i) an increase in taxable income in the second quarter of 2011 and in the first half of 2011; and (ii) the use of tax credit in the first quarter of 2011, as a result of the increase in the social contribution rate from 9% to 15%.

Unrealized Gains

Unrealized gains totaled R$9,377 million in the second quarter of 2011, a R$213 million decrease from the previous quarter. This was mainly due to: (i) the relative depreciation of mark-to-market of held-to-maturity securities impacted by: (a) the drop recorded in the stock market (Ibovespa -9.0%); and (b) the increase in interest rates of securities indexed to the IGP-M and IPCA, impacting their market prices, partially offset by: (ii) the increase of unrealized gains of loan and leasing operations; and (iii) the appreciation of investments, especially those in Cielo, the stocks of which appreciated by 12.7% in the quarter.

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Press Release

Economic Scenario

In the second quarter of the year, analysts' expectations for various international indicators of economic activity were frustrated. Several factors vie to explain the deceleration in world economic growth in recent months: (i) the moderation of household consumption in developed countries, due to the reduction in available income (reflecting the sharp rise in oil prices since the start of the year); (ii) the build in industrial inventories in many countries; (iii) the effects of the contractionist policies in emerging countries; and (iv) the local and global impacts caused by the natural disasters that hit Japan in the first half of March. Some of these factors are of a temporary nature, but structural issues remain on the radar screen, especially the depressed labor market and the deleveraging of households and governments in the G-3 (United States, Europe and Japan).

Since May, concerns with fiscal problems in countries on Europe's periphery have intensified, leading to higher volatility in financial markets. Despite the higher risks to global economic growth, the scenario continues to be characterized by increased liquidity and higher commodity prices. This situation should not change significantly in the coming months, which should favor Brazil.

On the domestic front, the mismatch between supply and demand, the deterioration in the inflation expectations of market agents, the high level of indexation in the economy and strong foreign-currency inflows continue to create important challenges for managing macroeconomic policy. The response to inflationary pressures has led conventional monetary tightening measures to be combined with other measures of a macroprudential nature and deceleration in government spending. This increased coordination of Brazil's economic policy should contribute to the convergence to the inflation to a level close to the targets over the course of 2012. During this convergence phase, economic growth in 2011 should be more moderate (at around 4.0%) than in 2010, when GDP grew by 7.5%.

Despite the country’s indisputable vocation as an exporter, the main driver of economic growth has been, and will continue to be, domestic demand. Investment has been influenced by the high level of business confidence – as shown by the high number of investments announced – and by the opportunities associated with the sporting events that Brazil will host in 2014 and 2016 and with the pre-salt deposits. Household consumption continues to grow at a robust pace, supported by the buoyant local job market. With no signs of any overcommitment of income by borrowers and with the social mobility process continuing to advance, the outlook for Brazil's banking system remains favorable, led by the real estate market, which under current economic fundamentals has room to grow on a sustainable path.

The world's view of Brazil remains positive, which has been widely recognized by international risk-rating agencies and by the interest of global companies, which have increased their foreign direct investment in the country. The favorable long-term outlook for the domestic market and the current international scenario have kept the Brazilian real strong in relation to the U.S. dollar. The deterioration in dollar terms of the current account deficit should not lead to a reversal in this trend of a stronger local currency, since this deficit should be financed primarily by investments in production and remain relatively stable as a proportion of GDP.

Bradesco maintains its positive long-term outlook for Brazil. At the same time, the Organization maintains its belief that Brazil could reach a higher pace of potential growth in a shorter period of time if higher investments were made in the areas of education and in economic reforms that increase the efficiency of domestic production. Actions on these fronts would contribute fundamentally to creating better conditions for enabling the private sector to face global competition and continue to grow and create jobs.

22	Report on Economic and Financial Analysis – June 2011

Press Release

Main Economic Indicators

Main Indicators (%)	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	1H11	1H10

Interbank Deposit Certificate (CDI)	2.80	2.64	2.56	2.61	2.22	2.02	2.12	2.18	5.52	4.28
Ibovespa	(9.01)	(1.04)	(0.18)	13.94	(13.41)	2.60	11.49	19.53	(9.96)	(11.16)
USD – Commercial Rate	(4.15)	(2.25)	(1.65)	(5.96)	1.15	2.29	(2.08)	(8.89)	(6.31)	3.46
General Price Index - Market (IGP-M)	0.70	2.43	3.18	2.09	2.84	2.78	(0.11)	(0.37)	3.15	5.69
CPI (IPCA – IBGE)	1.40	2.44	2.23	0.50	1.00	2.06	1.06	0.63	3.87	3.09
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.48	1.48	2.98	2.98
Reference Interest Rate (TR)	0.31	0.25	0.22	0.28	0.11	0.08	0.05	0.12	0.55	0.19
Savings Accounts	1.82	1.76	1.73	1.79	1.62	1.59	1.56	1.63	3.61	3.23
Business Days (number)	62	62	63	65	62	61	63	65	124	123
Indicators (Closing Rate)	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09	Jun11	Jun10
USD – Commercial Selling Rate – (R$)	1.5611	1.6287	1.6662	1.6942	1.8015	1.7810	1.7412	1.7781	1.5611	1.8015
Euro – (R$)	2.2667	2.3129	2.2280	2.3104	2.2043	2.4076	2.5073	2.6011	2.2667	2.2043
Country Risk (points)	148	173	189	206	248	185	192	234	148	248
Basic Selic Rate Copom (% p.a.)	12.25	11.75	10.75	10.75	10.25	8.75	8.75	8.75	12.25	10.25
BM&F Fixed Rate (% p.a.)	12.65	12.28	12.03	11.28	11.86	10.85	10.46	9.65	12.65	11.86

Projections through 2013

%	2011	2012	2013
USD - Commercial Rate (year-end) - R$	1.55	1.60	1.64
Extended Consumer Price Index (IPCA)	6.10	4.50	4.50
General Price Index - Market (IGP-M)	5.70	4.00	4.50
Selic (year-end)	12.75	11.50	10.50
Gross Domestic Product (GDP)	3.80	4.00	4.80

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Press Release

Guidance

Bradesco's Outlook for 2011

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and on information available to the market to date.

Loan Portfolio	15 to 19%
Individuals	13 to 17%
Corporate	16 to 20%
SMEs	20 to 24%
Corporate	11 to 15%
Products
Vehicles	10 to 14%
Cards (1)	9 to 13%
Real Estate Financing (origination)	R$14.0 bi
Payroll Deductible Loans	30 to 34%
Financial Margin (2)	18 to 22%
Fee and Commission Income	9 to 13%
Operating Expenses (3)	11 to 15%
Insurance Premiums	15 to 18%
(1)   Does not include the “BNDES Cards” and “Receivables in Advance” portfolios;
(2)   Under current criterion, Guidance for Financial Margin; and
(3)   Administrative and Personnel Expenses.

24	Report on Economic and Financial Analysis – June 2011

Press Release

Statement of Income vs. Managerial Income vs. Adjusted Income

Analytical Breakdown of Statement of Income vs. Managerial Income vs. Adjusted Income

Second quarter of 2011

												R$ million
	2Q11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,575	(112)	11	(38)	(428)	-	-	-	(537)	9,471	-	9,471
ALL	(2,685)	-	-	-	315	(67)	-	-	-	(2,437)	-	(2,437)
Gross Income from Financial Intermediation	7,890	(112)	11	(38)	(113)	(67)	-	-	(537)	7,034	-	7,034
Income from Insurance, Private Pension Plan and Savings Bond Operations (10)	788	-	-	-	-	-	-	-	-	788	-	788
Fee and Commission Income	3,624	-	-	-	-	-	127	-	-	3,751	-	3,751
Personnel Expenses	(2,605)	-	-	-	-	-	-	-	-	(2,605)	-	(2,605)
Other Administrative Expenses	(3,093)	-	-	-	-	-	-	(86)	-	(3,179)	-	(3,179)
Tax Expenses	(1,028)	-	-	-	57	-	-	-	58	(913)	-	(913)
Equity in the Earnings (Losses) of Unconsolidated Companies	16	-	-	-	-	-	-	-	-	16	-	16
Other Operating Income/Expenses	(987)	112	(11)	38	56	-	(127)	86	-	(833)	69	(764)
Operating Income	4,605	-	-	-	-	(67)	-	-	(479)	4,059	69	4,128
Non-Operating Income	(74)	-	-	-	-	67	-	-	-	(7)	-	(7)
Income Tax / Social Contribution and non-controlling Interest	(1,746)	-	-	-	-	-	-	-	479	(1,267)	(29)	(1,296)
Net Income	2,785	-	-	-	-	-	-	-	-	2,785	40	2,825
(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(4)

Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;

(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)	Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;
(7)	Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;
(9)	For more information see page 08 of this chapter; and
(10)

Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans  and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	25

Press Release

Statement of Income vs. Managerial Income vs. Adjusted Income

First quarter of 2011

												R$ million
	1Q11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non- Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,131	(91)	33	(102)	(408)	-	-	-	(201)	9,362	-	9,362
ALL	(2,534)	-	-	-	225	(51)	-	-	-	(2,360)	-	(2,360)
Gross Income from Financial Intermediation	7,597	(91)	33	(102)	(183)	(51)	-	-	(201)	7,002	-	7,002
Income from Insurance, Private Pension Plan and Savings Bond Operations (10)	785	-	-	-	-	-	-	-	-	785	-	785
Fee and Commission Income	3,419	-	-	-	-	-	91	-	-	3,510	-	3,510
Personnel Expenses	(2,436)	-	-	-	-	-	-	-	-	(2,436)	-	(2,436)
Other Administrative Expenses	(3,037)	-	-	-	-	-	-	(103)	-	(3,140)	-	(3,140)
Tax Expenses	(895)	-	-	-	(7)	-	-	-	22	(880)	-	(880)
Equity in the Earnings (Losses) of Unconsolidated Companies	34	-	-	-	-	-	-	-	-	34	-	34
Other Operating Income/Expenses	(1,338)	91	(33)	102	190	-	(91)	103	-	(976)	54	(922)
Operating Income	4,129	-	-	-	-	(51)	-	-	(179)	3,899	54	3,953
Non-Operating Income	(55)	-	-	-	-	51	-	-	-	(4)	-	(4)
Income Tax / Social Contribution and non-controlling Interest	(1,372)	-	-	-	-	-	-	-	179	(1,193)	(18)	(1,211)
Net Income	2,702	-	-	-	-	-	-	-	-	2,702	36	2,738
(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(4)	Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;
(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)	Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;
(7)	Credit Card Operations Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;
(9)	For more information see page 08 of this chapter; and
(10)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

26	Report on Economic and Financial Analysis – June 2011

Press Release

Statement of Income vs. Managerial Income vs. Adjusted Income

												R$ million
	1H11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	20,706	(203)	44	(140)	(836)	-	-	-	(738)	18,833	-	18,833
ALL	(5,219)	-	-	-	540	(118)	-	-	-	(4,797)	-	(4,797)
Gross Income from Financial Intermediation	15,487	(203)	44	(140)	(296)	(118)	-	-	(738)	14,036	-	14,036
Income from Insurance, Private Pension Plan and Savings Bond Operations (10)	1,573	-	-	-	-	-	-	-	-	1,573	-	1,573
Fee and Commission Income	7,043	-	-	-	-	-	218	-	-	7,261	-	7,261
Personnel Expenses	(5,041)	-	-	-	-	-	-	-	-	(5,041)	-	(5,041)
Other Administrative Expenses	(6,130)	-	-	-	-	-	-	(189)	-	(6,319)	-	(6,319)
Tax Expenses	(1,923)	-	-	-	50	-	-	-	80	(1,793)	-	(1,793)
Equity in the Earnings (Losses) of Unconsolidated Companies	50	-	-	-	-	-	-	-	-	50	-	50
Other Operating Income/Expenses	(2,325)	203	(44)	140	246	-	(218)	189	-	(1,809)	123	(1,686)
Operating Income	8,734	-	-	-	-	(118)	-	-	(658)	7,958	123	8,081
Non-Operating Income	(129)	-	-	-	-	118	-	-	-	(11)	-	(11)
Income Tax / Social Contribution and non-controlling Interest	(3,118)	-	-	-	-	-	-	-	658	(2,460)	(47)	(2,507)
Net Income	5,487	-	-	-	-	-	-	-	-	5,487	76	5,563
(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(4)	Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;
(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)	Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;
(7)	Credit Card Operations Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;
(9)	For more information see page 08 of this chapter; and
(10)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	27

Press Release

Statement of Income vs. Managerial Income vs. Adjusted Income

First half of 2010

												R$ million
	1H10
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	16,529	(207)	76	(78)	(687)	-	-	-	103	15,736	-	15,736
ALL	(4,478)	-	-	-	338	(209)	-	-	-	(4,349)	-	(4,349)
Gross Income from Financial Intermediation	12,051	(207)	76	(78)	(349)	(209)	-	-	103	11,387	-	11,387
Income from Insurance, Private Pension Plan and Savings Bond Operations (10)	1,369	-	-	-	-	-	-	-	-	1,369	-	1,369
Fee and Commission Income	6,273	-	-	-	-	-	104	-	-	6,377	-	6,377
Personnel Expenses	(4,358)	-	-	-	-	-	-	-	-	(4,358)	-	(4,358)
Other Administrative Expenses	(5,226)	-	-	-	-	-	-	(159)	-	(5,385)	-	(5,385)
Tax Expenses	(1,457)	-	-	-	(15)	-	-	-	(11)	(1,483)	-	(1,483)
Equity in the Earnings (Losses) of Unconsolidated Companies	48	-	-	-	-	-	-	-	-	48	-	48
Other Operating Income/Expenses	(2,274)	207	(76)	78	364	-	(104)	159	-	(1,646)	508	(1,138)
Operating Income	6,426	-	-	-	-	(209)	-	-	92	6,309	508	6,817
Non-Operating Income	(217)	-	-	-	-	209	-	-	-	(8)	-	(8)
Income Tax / Social Contribution and non-controlling Interest	(1,701)	-	-	-	-	-	-	-	(92)	(1,793)	(414)	(2,207)
Net Income	4,508	-	-	-	-	-	-	-	-	4,508	94	4,602
(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(4)	Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;
(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)	Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;
(7)	Credit Card Operations Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;
(9)	For more information see page 08 of this chapter; and
(10)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds

28	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Economic and Financial Analysis

Consolidated Balance Sheet and Adjusted Statement of Income

Balance Sheet

							R$ million
	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09
Assets
Current and Long-Term Assets	677,571	663,599	625,783	601,180	547,868	522,709	496,028	477,458
Cash and Cash Equivalents	7,715	6,785	15,738	9,669	6,877	8,705	6,947	8,571
Interbank Investments	86,147	100,159	73,232	92,567	96,478	97,165	110,797	97,487
Securities and Derivative Financial Instruments	231,425	217,482	213,518	196,081	156,755	157,309	146,619	147,724
Interbank and Interdepartmental Accounts	67,033	67,292	66,326	50,781	50,427	36,674	18,723	17,718
Loan and Leasing Operations	231,862	222,404	213,532	200,092	191,248	181,490	172,974	163,699
Allowance for Loan Losses (ALL)	(17,365)	(16,740)	(16,290)	(16,019)	(15,782)	(15,836)	(16,313)	(14,953)
Other Receivables and Assets	70,754	66,217	59,727	68,009	61,864	57,202	56,281	57,212
Permanent Assets	11,736	11,788	11,702	10,723	10,232	9,917	10,195	8,228
Investments	1,699	1,675	1,577	1,616	1,553	1,537	1,549	1,392
Premises and Leased Assets	3,658	3,666	3,766	3,401	3,427	3,244	3,418	3,272
Intangible Assets	6,379	6,447	6,359	5,706	5,252	5,136	5,228	3,564
Total	689,307	675,387	637,485	611,903	558,100	532,626	506,223	485,686

Liabilities
Current and Long-Term Liabilities	635,360	623,069	588,610	564,794	512,790	488,431	463,350	446,152
Deposits	213,561	203,822	193,201	186,194	178,453	170,722	171,073	167,987
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	164,204	178,989	171,497	157,009	131,134	128,172	113,273	102,604
Funds from Issuance of Securities	29,044	21,701	17,674	13,749	12,729	8,550	7,482	7,111
Interbank and Interdepartmental Accounts	3,037	2,647	3,790	2,451	2,777	2,063	2,950	2,257
Borrowing and Onlending	45,207	41,501	38,196	37,998	35,033	30,208	27,328	27,025
Derivative Financial Instruments	1,221	2,358	730	1,878	1,097	2,469	531	1,669
Provisions for Insurance, Private Pension Plans and Savings Bonds	93,938	89,980	87,177	82,363	79,308	77,685	75,572	71,400
Other Liabilities	85,148	82,071	76,345	83,152	72,259	68,562	65,141	66,098
Deferred Income	505	447	360	312	337	292	321	297
non-controlling Interest in Subsidiaries	599	574	472	683	678	816	798	360
Shareholders' Equity	52,843	51,297	48,043	46,114	44,295	43,087	41,754	38,877
Total	689,307	675,387	637,485	611,903	558,100	532,626	506,223	485,686

30	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Consolidated Balance Sheet and Adjusted Statement of Income

Adjusted Statement of Income

							R$ million
	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09
Financial Margin	9,471	9,362	9,018	8,302	8,047	7,689	7,492	7,587
Interest	9,167	8,849	8,553	7,904	7,663	7,406	7,144	6,891
Non-Interest	304	513	465	398	384	283	348	696
ALL	(2,437)	(2,360)	(2,295)	(2,059)	(2,161)	(2,188)	(2,695)	(2,908)
Gross Income from Financial Intermediation	7,034	7,002	6,723	6,243	5,886	5,501	4,797	4,679
Income from Insurance, Private Pension Plan and Savings Bond Operations (1)	788	785	700	703	786	583	484	433
Fee and Commission Income	3,751	3,510	3,568	3,427	3,253	3,124	3,125	2,857
Personnel Expenses	(2,605)	(2,436)	(2,533)	(2,411)	(2,238)	(2,120)	(2,081)	(2,126)
Other Administrative Expenses	(3,179)	(3,140)	(3,257)	(2,890)	(2,738)	(2,647)	(2,746)	(2,359)
Tax Expenses	(913)	(880)	(858)	(779)	(734)	(749)	(694)	(639)
Equity in the Earnings (Losses) of Unconsolidated Companies	16	34	60	19	19	29	82	39
Other Operating Revenues and Expenses	(764)	(922)	(646)	(598)	(588)	(550)	(539)	(539)
- Other Operating Revenues	413	370	410	318	294	265	279	209
- Other Operating Expenses	(1,177)	(1,292)	(1,056)	(916)	(882)	(815)	(818)	(748)
Operating Income	4,128	3,953	3,757	3,714	3,646	3,171	2,428	2,345
Non-Operating Income	(7)	(4)	10	(10)	(12)	4	(62)	63
Income Tax and Social Contribution	(1,271)	(1,138)	(1,059)	(1,123)	(1,161)	(1,010)	(519)	(607)
non-controlling Interest	(25)	(73)	(24)	(63)	(18)	(18)	(8)	(6)
Adjusted Net Income	2,825	2,738	2,684	2,518	2,455	2,147	1,839	1,795
(1) Results from Insurance, Private Pension Plan and Savings Bonds Operations = Retained Insurance, Private Pension Plan and Savings Bonds Premiums - Variation in Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plans and Savings Bonds.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Bradesco	31

Economic and Financial Analysis

Financial Margin – Interest and Non-Interest

Average Financial Margin Rate

						R$ million
	Financial Margin
	1H11	1H10	2Q11	1Q11	Variation
					Half-Year	Quarter
Interest - due to volume					3,292	470
Interest - due to spread					(345)	(152)
- Financial Margin - Interest	18,016	15,069	9,167	8,849	2,947	318
- Financial Margin - Non-Interest	817	667	304	513	150	(209)
Financial Margin	18,833	15,736	9,471	9,362	3,097	109
Average Margin Rate (1)	7.9%	8.1%	7.8%	8.2%
(1) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments - Permanent Assets) Annualized

Financial margin in the second quarter of 2011 was R$9,471 million. Compared with the previous quarter there was a R$109 million increase. This variation was mainly originated from: (i) the “interest” financial margin, which was positively impacted by: (a) the increase in the volume of operations; contributing with R$470 million; and mitigated by (b) the decrease in spread of R$152 million; and from (ii) the decrease of R$209 million in “non-interest” financial margin.

Financial margin grew by 19.7% or R$3,097 million in the first half of 2011, compared to the same period in the previous year. This growth is due to the R$2,947 million increase in “interest” margin, of which: (i) R$3,292 million corresponds to the increase in volume of operations; and was partly offset by: (ii) the R$345 million decrease in spread.

Financial Margin – Interest

Interest Financial Margin - Breakdown

					R$ million
	Interest Financial Margin Breakdown
	1H11	1H10	2Q11	1Q11	Variation
					Half-Year	Quarter
Loans	12,728	11,387	6,548	6,180	1,341	368
Funding	2,141	1,267	1,132	1,009	874	123
Insurance	1,818	1,341	819	999	477	(180)
Securities/Other	1,329	1,074	668	661	255	7
Financial Margin	18,016	15,069	9,167	8,849	2,947	318

The “interest” financial margin reached R$9,167 million in the second quarter of 2011 versus the R$8,849 million posted in the first quarter of 2011, a positive impact of R$318 million. The business lines that contributed the most to results in the quarter were (i) “Loan,” which is explained in further detail in “Loan Financial Margin – Interest”, and (ii) “Funding”, which is explained in further detail in “Funding Financial Margin - Interest”.

Year on year, interest financial margin posted growth of 19.6%, or R$2,947 million. Business lines that most contributed to this growth, were: (i) "Loan; (ii) “Funding”; and (iii) "Insurance”, which are explained in further detail in "Loan Financial Margin – Interest”, (iii) “Funding Financial Margin – Interest” and “Insurance Financial Margin – Interest”.

32	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Financial Margin – Interest

Interest Financial Margin - Rates

The annualized ratio of “interest” financial margin to total average assets stood at 7.6% in the second quarter of 2011, despite the increase in the average “Loan” margin rate. It recorded a decrease of 0.2 p.p. when compared to previous quarter, reflecting the decrease in the average margin rate of “Insurance” and “Securities/Other”, as shown in the table below.

Interest Financial Margin – Annualized Average Rates

						R$ million
	1H11			1H10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	12,728	245,018	10.7%	11,387	198,728	11.8%
Funding	2,141	285,939	1.5%	1,267	225,619	1.1%
Insurance	1,818	90,700	4.0%	1,341	77,678	3.5%
Securities/Other	1,329	216,454	1.2%	1,074	187,947	1.1%

Financial Margin	18,016	-	7.6%	15,069	-	7.7%

	2Q11			1Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	6,548	250,771	10.9%	6,180	239,266	10.7%
Funding	1,132	295,721	1.5%	1,009	276,157	1.5%
Insurance	819	92,582	3.6%	999	88,818	4.6%
Securities/Other	668	226,903	1.2%	661	206,006	1.3%

Financial Margin	9,167	-	7.6%	8,849	-	7.8%

Bradesco	33

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin – Breakdown

						R$ million
	Financial Margin - Loan
	1H11	1H10	2Q11	1Q11	Variation
					Half-Year	Quarter
Interest - due to volume					2,405	300
Interest - due to spread					(1,064)	68
Interest Financial Margin	12,728	11,387	6,548	6,180	1,341	368
Revenues	22,896	18,840	11,840	11,056	4,056	784
Expenses	(10,168)	(7,453)	(5,292)	(4,876)	(2,715)	(416)

In the second quarter of 2011, the financial margin with loan operations reached R$6,548 million, up 6.0% or R$368 million, over the previous quarter. The variation was mainly the result of: (i) growth in average business volume of R$300 million; and (ii) a R$68 million gain in the average spread.

Compared to the first half of 2010, there was an 11.8% increase or R$1,341 million in the financial margin. This variation was the result of: (i) the positive contribution of R$2,405 million from the increase in the volume of operations; and, partially offset by: (ii) a decrease in average spread by R$1,064 million.

Bradesco’s strategic positioning allows it to take advantage of the best opportunities from the upturn in the Brazilian economy, highlighting operations aimed at production financing and investments.

34	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin – Net Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (essentially the accrued Interbank Deposit Certificate - CDI over rate in the period), which has gone up due to the increase in volume of operations.

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, discounts granted in negotiations and net of loan recoveries, and the result of the sale of foreclosed assets, among other items.

The net margin curve presents the result of loan interest income, net of ALL, which in the second quarter of 2011 recorded an increase of 7.6% from the previous quarter. In the year on year comparison, loan interest income grew by 12.7% or R$893 million.

Bradesco	35

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio(1)

Expanded loan portfolio amounted to R$319.8 billion in June 2011 (R$306.1 billion in March 2011 and R$259.7 billion in June 2010), recording growth of 4.5% in the quarter and 23.1% in the last twelve months.

(1) Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, receivables-backed investment funds, mortgage-backed receivables and rural loans.

For further information, refer to page 38 hereof.

Loan Portfolio Breakdown by Product and Type of Customer (Individuals and Corporate)

A breakdown of loan products for Individuals is presented below:

Individuals	R$ million			Variation %
	Jun11	Mar11	Jun10	Quarter	12M
Vehicles - CDC	26,804	25,811	21,366	3.8	25.5
Credit Card	17,141	16,493	15,131	3.9	13.3
Payroll-Deductible Loan (1)	16,886	16,123	12,902	4.7	30.9
Personal Loan	12,658	12,075	10,298	4.8	22.9
Rural Loan	6,009	5,946	4,701	1.1	27.8
Leasing	5,946	6,916	10,221	(14.0)	(41.8)
Real Estate Financing (2)	5,521	4,879	3,470	13.1	59.1
BNDES/Finame Onlending	4,930	4,704	3,883	4.8	27.0
Overdraft Facilities	3,013	2,940	2,765	2.5	9.0
Sureties and Guarantees	641	667	611	(3.8)	5.0
Other (3)	3,366	3,646	4,432	(7.7)	(24.1)
Total	102,915	100,200	89,780	2.7	14.6
Including:
(1) Loan assignment (FIDC): R$439 million in June 2011, R$401 million in March 2011 and R$371 million in June 2010;
(2) Loan assignment (CRI): R$248 million in June 2011, R$268 million in March 2011 and R$331 million in June 2010; and
(3) Loan assignment (FIDC) for the acquisition of assets: R$3 million in June 2011, R$5 million in March 2011 and R$13 million in June 2010.

Operations with Individuals, which recorded growth of 14.6% in the last twelve months, were led by the following products: (i) real estate financing; (ii) the payroll-deductible loans; (iii) rural loan; and (iv) BNDES/Finame onlending. In the second quarter of 2011, these operations grew by 2.7% when compared to the previous quarter, and the products that most contributed to growth were: (i) real estate financing; (ii) personal loans; and (iii) BNDES/Finame onlending.

36	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

A breakdown of loan products for the Corporate segment is presented below:

Corporate	R$ million			Variation %
	Jun11	Mar11	Jun10	Quarter	12M
Working Capital	37,863	36,161	29,883	4.7	26.7
BNDES/Finame Onlending	28,359	26,389	20,462	7.5	38.6
Operations Abroad	19,650	19,099	15,150	2.9	29.7
Credit Card	12,069	11,353	8,510	6.3	41.8
Overdraft Account	10,073	9,450	9,010	6.6	11.8
Export Financing	9,367	8,500	8,581	10.2	9.2
Leasing	7,773	8,091	8,433	(3.9)	(7.8)
Real Estate Financing - Corporate Plan (1)	7,687	6,990	5,644	10.0	36.2
Rural Loan	4,738	4,380	4,215	8.2	12.4
Vehicles - CDC	4,568	4,191	3,259	9.0	40.2
Sureties and Guarantees (2)	42,802	41,800	32,894	2.4	30.1
Operations w ith Credit Risk - Commercial Portfolio (3)	21,473	19,678	13,826	9.1	55.3
Other (4)	10,465	9,837	10,075	6.4	3.9
Total	216,887	205,920	169,942	5.3	27.6
Including:
(1) Mortgage-backed receivables (CRI): Includes R$304 million in June 2011, R$307 million in March 2011 and R$379 million in June 2010;
(2) 91.6% of surety and guarantees from corporate customers were contracted by corporations;
(3) Operations with debentures and promissory notes; and
(4) Letters of credit: R$1,630 million in June 2011, R$1,605 million in March 2011 and R$951 million in June 2010.

The Corporate segment grew by 27.6% in the last twelve months and 5.3% in the quarter. The main highlights in the last twelve months were: (i) operations bearing credit risk - commercial portfolio, comprising debentures and promissory notes; (ii) BNDES/Finame onlending; (iii) real estate financing – corporate plan; and (iv) sureties and guarantees. In the quarter, the highlights were: (i) export financing; (ii) overdraft account; and (iii) real estate financing – corporate plans.

Loan Portfolio – Consumer Financing

The graph below shows the types of credit related to Consumer Financing of Individual Customers (CDC/vehicle leasing, personal loans, financing of goods, revolving credit cards and cash and installment purchases at merchants).

Consumer financing totaled R$80.0 billion, which corresponded to a 2.3% increase in the quarter and 12.4% in the last 12 months. Growth was led by: (i) vehicle financing (CDC/Leasing); and (ii) payroll-deductible loans, which together totaled R$49.6 billion, accounting for 62.0% of the total consumer financing balance. Given their guarantees and characteristics, they provide operations with an adequate level of credit risk.

Bradesco	37

Economic and Financial Analysis

Loan Financial Margin - Interest

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Jun11	Mar11	Jun10	Quarter	12M
CDC Portfolio	31,372	30,002	24,625	4.6	27.4
Individuals	26,804	25,811	21,366	3.8	25.5
Corporate	4,568	4,191	3,259	9.0	40.2
Leasing Portfolio	10,522	11,769	15,937	(10.6)	(34.0)
Individuals	5,946	6,916	10,221	(14.0)	(41.8)
Corporate	4,576	4,853	5,716	(5.7)	(19.9)
Finame Portfolio	9,996	8,766	6,654	14.0	50.2
Individuals	1,069	1,002	517	6.7	106.8
Corporate	8,927	7,764	6,137	15.0	45.5
Total	51,890	50,537	47,216	2.7	9.9
Individuals	33,819	33,729	32,104	0.3	5.3
Corporate	18,071	16,808	15,112	7.5	19.6

Vehicle financing operations (individuals and corporate customers) totaled R$51.9 billion in June 2011, for an increase of 2.7% on the quarter and 9.9% on the same period last year. Of the total vehicle portfolio, 60.5% corresponds to CDC, 20.3% to Leasing and 19.2% to Finame. Individuals represented 65.2% of the portfolio, while Corporate Customers accounted for the remaining 34.8%.

Loan Portfolio – By Type

The table below presents all operations with credit risk, which increased by 4.4% in the quarter and 24.0% in the last 12 months.

	R$ million			Variation %
	Jun11	Mar11	Jun10	Quarter	12M
Loans and Discounted Securities	121,142	116,264	97,565	4.2	24.2
Financing	82,178	76,869	62,192	6.9	32.1
Rural and Agribusiness Financing	14,823	14,262	12,542	3.9	18.2
Leasing Operations	13,720	15,008	18,950	(8.6)	(27.6)
Advances on Exchange Contracts	6,788	5,728	5,629	18.5	20.6
Other Loans	12,184	11,781	11,710	3.4	4.1
Total Loan Operations (1)	250,834	239,912	208,588	4.6	20.3
Sureties and Guarantees Granted (Memorandum Accounts)	43,443	42,466	33,504	2.3	29.7
Letters of Credit (Memorandum Accounts)	1,630	1,605	951	1.5	71.4
Advances from Credit Card Receivables	1,286	1,336	1,602	(3.7)	(19.7)
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	994	981	1,094	1.3	(9.1)
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	141	141	156	-	(9.7)
Operations bearing Credit Risk - Commercial Portfolio (2)	21,473	19,678	13,826	9.1	55.3
Total Operations bearing Credit Risk - Expanded Portfolio	319,802	306,120	259,722	4.5	23.1
Other Operations bearing Credit Risk (3)	14,590	14,085	9,945	3.6	46.7
Total Operations with Credit Risk	334,392	320,205	269,666	4.4	24.0
(1) Concept defined by the Brazilian Central Bank;
(2) Includes operations with debentures and promissory notes; and
(3) Includes operations involving interbank deposit certificates (CDI), international treasury, euronotes, swaps, forward currency contracts and investments in receivables-backed investment funds (FIDC) and mortgage-backed receivables (CRI).

38	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Credit Portfolio Concentration(1) – by Sector

The loan portfolio by sector of economic activity presented slight changes in the segments it comprises, specifically an increase in participation of commerce and services in the last 12 months.

Activity Sector	R$ million
	Jun11%		Mar11%		Jun10%
Public Sector	1,083	0.4	1,008	0.4	1,249	0.6
Private Sector	249,751	99.6	238,904	99.6	207,339	99.4
Corporate	148,289	59.1	140,166	58.4	119,017	57.1
Industry	49,380	19.7	46,562	19.4	42,505	20.4
Commerce	39,649	15.8	37,809	15.8	29,107	14.0
Financial Intermediaries	821	0.3	716	0.3	589	0.3
Services	54,858	21.9	51,772	21.6	44,101	21.1
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,581	1.4	3,307	1.4	2,715	1.3
Individuals	101,462	40.4	98,738	41.2	88,322	42.3
Total	250,834	100.0	239,912	100.0	208,588	100.0
(1) Concept defined by the Brazilian Central Bank.

Changes in the Loan Portfolio(1)

Out of the R$42.2 billion in growth in the loan portfolio over the last 12 months, new borrowers were responsible for R$24.9 billion, or 59.0% of the growth. New borrowers represented 9.9% of the portfolio on June 30, 2011.

Bradesco	39

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Loan Portfolio(1) - By Rating

In the chart below, we show that both new borrowers and remaining debtors from June 2010, in other words, customers that remained in the loan portfolio for at least 12 months, presented a good level of credit quality (AA-C rating), demonstrating the adequacy and consistency of credit policy and processes, as well as required guarantees and credit ranking instruments used by Bradesco.

Changes in the Portfolio per Rating from June 2010 and 2011
Rating	Total credit in June 2011		New customers from July 2010 and June 2011		Customers remaining as of June 2010
	R$ million	%	R$ million	%	R$ million	%
AA - C	231,486	92.3	23,507	94.6	207,980	92.0
D	5,095	2.0	440	1.8	4,655	2.1
E - H	14,253	5.7	904	3.6	13,349	5.9
Total	250,834	100.0	24,851	100.0	225,983	100.0
(1) Concept defined by the Brazilian Central Bank.

Loan Portfolio(1) – By Customer Profile

The table below presents the changes in the breakdown of the loan portfolio by customer profile:

Type of Customer	R$ million			Variation %
	Jun11	Mar11	Jun10	Quarter	12M
Corporate	62,435	58,334	53,169	7.0	17.4
SMEs	86,937	82,840	67,097	4.9	29.6
Individuals	101,462	98,738	88,322	2.8	14.9
Total Loan Operations	250,834	239,912	208,588	4.6	20.3
(1) Concept defined by the Brazilian Central Bank.

It is worth noting that growth in the Corporate portfolio in the past 12 months was impacted by: (i) the appreciation of the Brazilian Real against the US Dollar; as well as by (ii) funds raised on the capital markets. On the other hand, it is worth pointing out the R$7.6 billion increase in balance of operations with debentures and promissory notes for Corporations in the last twelve months, representing an increase of 55.3% in the period, resulting in lower growth of traditional loan operations for this type of customer.

Loan Portfolio(1) – By Customer Profile and Rating (%)

There was a significant increase in credits rated as AA-C in the past 12 months, from 91.8% in June 2010 to 92.3% in June 2011. These figures dropped slightly in the last quarter, as a result of operations with SMEs and Individuals, partially offset by the Corporate portfolio.

Type of Customer	By Rating
	Jun11			Mar11			Jun10
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporate	98.0	1.1	0.9	97.3	1.6	1.1	97.2	1.5	1.3
SMEs	91.7	2.6	5.7	92.2	2.3	5.5	91.5	2.5	6.0
Individuals	89.3	2.1	8.6	89.6	1.9	8.5	88.6	2.1	9.3
Total	92.3	2.0	5.7	92.4	1.9	5.7	91.8	2.0	6.2

(1) Concept defined by the Brazilian Central Bank.

40	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - By Business Segment

The table below shows growth in loan portfolio by business segment, in which the growth in the assets of the Prime, Corporate and Middle Market segments in the quarter stood out. In the year, Prime, Retail and Middle Market were the segments that posted the greatest growth.

Business Segments	R$ million						Variation %
	Jun11%		Mar11%		Jun10%		Quarter	12M
Retail	87,113	34.7	83,622	34.9	67,781	32.5	4.2	28.5
Corporate (2)	73,920	29.5	69,842	29.1	63,422	30.4	5.8	16.6
Middle Market	33,495	13.4	31,777	13.2	26,434	12.7	5.4	26.7
Prime	10,159	4.0	9,410	3.9	6,900	3.3	8.0	47.2
Other / Non-account Holders (3)	46,148	18.4	45,261	18.9	44,050	21.1	2.0	4.8
Total	250,834	100.0	239,912	100.0	208,588	100.0	4.6	20.3
(1) Concept defined by the Brazilian Central Bank.
(2) Considers credits acquired with recourse. In the table on page 40, Loan Portfolio – by Customer Profile, these amounts are allocated to Individuals; and
(3) Mostly non-account holders from vehicle financing, cards and payroll-deductible loans.

Loan Portfolio(1) - By Currency

The balance of dollar-indexed and/or denominated loans and onlending operations (excluding ACCs – Advances on Foreign Exchange Contracts) totaled US$13.6 billion, representing a growth of 6.9% in the quarter and 43.6% in the last 12 months, in terms of U.S. dollars (in terms of Brazilian reais, an increase of 2.5% and 24.4%, respectively). In terms of Brazilian reais, these same foreign currency operations totaled R$21.2 billion (R$20.7 billion in March 2011 and R$17.0 billion in June 2010).

In June 2011, total loan operations, in Reais, stood at R$229.6 billion (R$219.2 billion in March 2011 and R$191.6 billion in June 2010), up 4.7% from the previous quarter and 19.9% over the last twelve months.

Bradesco	41

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - By Debtor

The credit exposure levels of the largest debtors reduced its concentration in comparison with the same period in the previous year. In the quarter, however, concentration levels increased, except for the largest debtor. The quality of the portfolio of the one hundred largest debtors, when evaluated using AA and A ratings, improved both in the last 12 months and in the quarter.

42	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - By Flow of Maturities

In June 2011, performing loan operations presented a longer debt maturity profile as a result of the focus on BNDES onlending and real-estate lending. It is worth noting that onlending and real	estate loan operations present reduced risk, given their guarantees and characteristics, in addition to providing favorable conditions to gain customer loyalty.

Bradesco	43

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) – Delinquency over 90 days

Total delinquency ratio over 90 days recorded a slight increase of 0.1 p.p. in the quarter, mainly due to a higher short-term delinquency (15 to 60 days) noticed in the first quarter, which partially moved to the delinquency over 90 days spectrum.

The graph below details the stability in delinquency for operations overdue from 61 to 90 days at the end of the quarter in comparison with the previous quarter and the same period in 2010.

44	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Analysis of delinquency by type of customer in the quarter shows that operations overdue from 61 to 90 days presented a slight increase for Individuals in the quarter.

For Corporate customers, delinquency of operations overdue from 61 to 90 days remained stable in the quarter.

Bradesco	45

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses

The volume of Allowance for Loan Losses (ALL) amounted to R$17.4 billion, representing 6.9% of the total portfolio, and comprises generic provisions (customer and/or operation rating), specific provisions (non-performing operations) and excess provisions (internal criteria).

It is important to highlight the assertiveness of adopted provisioning criteria, which can be proven by: (i) analyzing the historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period. For instance, in June 2010, for an existing provision of 7.6% of the portfolio, the loss in the subsequent 12 months was 3.9%, which means the existing provision covered the loss by a 93% margin, as shown in the graph below.

46	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Analysis in terms of loss net of recovery shows a significant increase in the coverage margin. In June 2010, for an existing provision of 7.6% of the portfolio, the net loss in the subsequent 12 months was 2.6%, meaning that the existing provision covered the loss by a 191% margin.

Bradesco	47

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses

Bradesco holds allowances nearly R$3.0 billion in excess of requirements. The current provisioning levels reflect the cautious approach to supporting potential changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

The Non-Performing Loan ratio (operations overdue for over 60 days) posted a slight increase in the period, from 4.4% in March 2011 to 4.5% in June 2011. Coverage ratios for the allowance for loans overdue for over 60 and 90 days remained stable, still providing the Bank with a certain measure of comfort.

48	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) – Portfolio Indicators

To facilitate monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Jun11	Mar11	Jun10
Total Loan Operations	250,834	239,912	208,588
- Individuals	101,462	98,738	88,322
- Corporate	149,372	141,174	120,266
Existing Provision	17,365	16,740	15,782
- Specific	8,669	8,298	7,885
- Generic	5,692	5,439	4,889
- Excess	3,003	3,003	3,008
Specific Provision / Existing Provision (%)	49.9	49.6	50.0
Existing Provision / Loan Operations (%)	6.9	7.0	7.6
AA - C Rated Loan Operations / Loan Operations (%)	92.3	92.4	91.8
D Rated Operations under Risk Management / Loan Operations (%)	2.0	1.9	2.0
E - H Rated Loan Operations / Loan Operations (%)	5.7	5.7	6.2
D Rated Loan Operations	5,095	4,751	4,267
Existing Provision for D Rated Loan Operations	1,379	1,258	1,101
D Rated Provision / Loan Operations (%)	27.1	26.5	25.8
D - H Rated Non-Performing Loans	12,639	11,858	11,350
Existing Provision/D - H Rated Non-Performing Loans (%)	137.4	141.2	139.0
E - H Rated Loan Operations	14,253	13,491	12,967
Existing Provision for E - H Rated Loan Operations	12,509	11,899	11,412
E - H Rated Provison / Loan Operations (%)	87.8	88.2	88.0
E - H Rated Non-Performing Loans	10,422	9,881	9,397
Existing Provision/E - H Rated Non-Performing Loan (%)	166.6	169.4	167.9
Non-Performing Loans (2)	11,272	10,520	10,132
Non-Performing Loans (2) / Loan Operations (%)	4.5	4.4	4.9
Existing Provision / Non-Performing Loans (2) (%)	154.0	159.1	155.8
Loan Operations Overdue for over 90 days	9,172	8,648	8,371
Existing Provision / Operations Overdue for Over 90 days (%)	189.3	193.6	188.5
(1) Concept defined by the Brazilian Central Bank; and
(2) Loan operations overdue for over 60 days and do not generate revenue appropriation under the accrual accounting method.

Bradesco presents an adequate quality of the loan portfolio, represented by the high share of loans rated as “AA-C” in June 2011 and the current provisioning levels provide the portfolio with a good coverage for operations overdue for 60 and 90 days.

Bradesco	49

Economic and Financial Analysis

Funding Financial Margin - Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	1H11	1H10	2Q11	1Q11	Variation
					Half-Year	Quarter
Interest - due to volume					452	75
Interest - due to spread					422	48
Interest Financial Margin	2,141	1,267	1,132	1,009	874	123

Comparing the second quarter of 2011 with the previous one, there was an increase of 12.2% or R$123 million in the “interest” funding financial margin. This growth was due to: (i) increased operation volume, which contributed to a R$75 million increase; and (ii) average spread gains of R$48 million, due to the increase in interest rate (Selic) in the quarter.

In the first half of 2011, the “interest” funding financial margin reached R$2,141 million, versus R$1,267 million in the same period last year, for growth of 69.0% or R$874 million.

The increase was the result of: (i) an increase in average business volume, contributing R$452 million, from the establishing of funding strategies, which led to an increase in the average volume of time and savings deposits and financial letters; and (ii) higher spread gains of R$422 million, due to the increase in interest rate (Selic) in the period and an improvement in funding mix.

50	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Funding Financial Margin - Interest

Loans vs. Funding

To analyze Loan Operations in relation to Funding, it is first necessary to deduct, from total customer funding (i) the amount committed to compulsory deposits at the Brazilian Central Bank and (ii) the amount of available funds held at units in the customer service network, and to add (iii) the funds from domestic and offshore lines that provide funding to meet loan and financing needs.

Bradesco presents low reliance on interbank deposits and foreign credit lines, given its capacity to effectively obtain funding from customers. This is a result of (i) the outstanding position of its service points, (ii) the extensive diversity of products offered, and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds shows a comfortable margin, which proves that Bradesco was capable of meeting demand for resources in loan operations.

Funding vs. Investments	R$ million			Variation %
	Jun11	Mar11	Jun10	Quarter	12M
Demand Deposits	33,036	32,891	33,843	0.4	(2.4)
Sundry Floating	4,308	5,041	3,139	(14.6)	37.2
Savings Deposits	54,811	54,625	47,332	0.3	15.8
Time Deposits + Debetures (1)	172,500	165,169	138,480	4.4	24.6
Other	32,987	25,914	15,803	27.3	108.7
Customer Funds	297,642	283,641	238,597	4.9	24.7
(-) Compulsory Deposits / Funds Available (2)	(65,065)	(66,716)	(50,140)	(2.5)	29.8
Customer Funds Net of Compulsory Deposits	232,577	216,925	188,457	7.2	23.4
Onlending	33,520	31,411	24,703	6.7	35.7
Foreign Credit Lines	15,851	13,392	14,783	18.4	7.2
Funding Abroad	34,738	30,506	14,802	13.9	134.7
Total Funding (A)	316,686	292,234	242,745	8.4	30.5
Loan Portfolio/Leasing/Cards (Other Receivables)/Acquired CDI (B) (3) (4)	277,371	264,694	221,833	4.8	25.0
B/A (%)	87.6	90.6	91.4	(3.1) p.p.	(3.8) p.p.
(1) Debentures mainly used to back purchase and sale commitments;
(2) Excludes government bonds tied to savings accounts;
(3) Comprises amounts relative to card operations (cash and installment purchases from merchants), amounts related to interbank deposit certificates (CDI) to debate from the compulsory and debenture amount; and
(4) As of this quarter customers’ debentures were included and for comparison purposes, we have reclassified the previous periods.

Bradesco	51

Economic and Financial Analysis

Funding Financial Margin - Interest

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Jun11	Mar11	Jun10	Quarter	12M
Demand Deposits	33,036	32,891	33,842	0.4	(2.4)
Savings Deposits	54,811	54,625	47,332	0.3	15.8
Time Deposits	125,385	116,055	96,824	8.0	29.5
Debentures (1)	47,115	48,351	40,915	(2.6)	15.2
Borrow ing and Onlending	45,207	41,501	35,033	8.9	29.0
Funds from Issuance of Securities	29,044	21,701	12,729	33.8	128.2
Subordinated Debts	24,564	24,408	23,385	0.6	5.0
Total	359,162	339,532	290,059	5.8	23.8
(1) Considers only debentures used to back purchase and sale commitments.

Demand Deposits

In the second quarter of 2011, the balance of demand deposits remained in the same level of the previous quarter.

In the first half of 2011 compared to the same period of the previous year, demand deposits recorded an R$806 million decrease, or 2.4%, mainly as a result of new business opportunities offered to customers, basically due to the increase in interest rates.

Savings Deposits

Savings deposits remained almost stable in the second quarter of 2011 compared to the previous quarter, however, recorded growth of 15.8% over the last 12 months, mainly as a result of an increase in the amount of funds raised that exceeded redemptions in the period. The remuneration of balances (TR + 0.5% p.m.) reached 1.8% in the quarter and 7.3% in the last 12 months.

Bradesco is always increasing its savings accounts base and has seen growth of 7.0% in savings accounts over the last twelve months.

52	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis
Funding Financial Margin - Interest

Time Deposits

In the second quarter of 2011, time deposits grew by 8.0% (or R$9,330 million) over the previous quarter, mainly as a result of an increase in funding volume from institutional investors and the branch network due to improved remuneration rates.

In the first half of 2011 versus the same period in the previous year, the 29.5% gain was mainly due to increased funding volume from institutional investors and the branch network.

Debentures

On June 30, 2011, the balance of Bradesco’s debentures was R$47,115 million, up by 15.2% over the last twelve months and down by 2.6% in the quarter.

These variations are mainly due to the placement and maturity of the securities, which are used to back purchase and sale commitments that are, in turn, impacted by stable levels of economic activity.

Borrowings and Onlending

The 8.9%, or R$3,706 million increase in the quarter is mainly due to: (i) a R$2,104 million increase in the volume of funding from borrowings and onlending in the country, mainly through Finame and BNDES operations; and (ii) new funding in the second quarter of 2011, which impacted borrowing and onlending obligations denominated in and/or indexed to foreign currency, which increased from R$9,705 million in March 2011 to R$11,308 million in June 2011.

The year-on-year increase of 29.0%, or R$10,174 million was mainly due to (i) the R$8,747 million increase in the volume of funds from borrowings and onlending in the country, basically through Finame and BNDES operations; and (ii) the R$1,427 million increase in borrowings and onlending denominated in and/or indexed to foreign currency, whose balance went up from R$9,881 million in June 2010 to R$11,308 million in June 2011.

Bradesco	53

Economic and Financial Analysis

Funding Financial Margin - Interest

Funds from Issuance of Securities

The 33.8%, or R$7,343 million increase in the quarter is mainly due to the following: (i) the R$5,901 million increase in the volume of Financial Letters; (ii) the increased volume of securities issued abroad of R$1,829 million; (iii) the growth of Mortgage Bonds, in the amount of R$324 million, and partially offset by: (iv) the R$764 million decrease in Debenture balance, from the maturity of these securities.

In the comparison of the first half of 2011 with the same period last year, the 128.2% growth, or R$16,315 million, is mainly the result of: (i) new issuances of Financial Letters in the market, beginning in the second quarter of 2010, the balance of which amounted to R$17,422 million in June 2011; (ii) the increase in Mortgage Bonds, in the amount of R$1,319 million; (iii) the increased volume of securities issued abroad of R$1,221 million; (iv) the higher volume of Collateral Mortgage Notes, in the amount of R$331 million;

(v) the higher volume of Letters of Credit for Agribusiness, of R$196 million; and partially offset by: (vi) the R$742 million decrease in the balance of debentures.

Subordinated Debt

Subordinated Debt totaled R$24,564 million in June 2011 (R$5,602 million abroad and R$18,962 million in Brazil).

In the last 12 months, Bradesco issued R$6,212 million in Subordinated Debt (R$3,714 million in Brazil and R$2,498 million abroad), R$4,018 million of which under Tier II of the Capital Adequacy Ratio (Basel II) and maturing in 2017 and 2021. The issue of subordinated notes stands out with a total of US$1.6 billion in August 2010 and January 2011.

Additionally, it is worth pointing out that, in June 2011, the Brazilian Central Bank authorized the use of Subordinated Financial Bills amounting to R$1.5 billion to compose the Tier II of the Capital Adequacy Ratio, of which only R$9,491 million of total subordinated debt is used to calculate the

Capital Adequacy Ratio, given their maturity terms.

54	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities / Other
	1H11	1H10	2Q11	1Q11	Variation
					Half-Year	Quarter
Interest - due to volume					175	62
Interest - due to spread					80	(55)
Interest Financial Margin	1,329	1,074	668	661	255	7
Revenues	12,199	8,292	6,209	5,990	3,907	219
Expenses	(10,870)	(7,218)	(5,541)	(5,329)	(3,652)	(212)

In the comparison between the second quarter of 2011 and the previous one, the interest financial margin with Securities/Other was up by R$7 million. This performance was mainly due to: (i) the increase in operation volume, which contributed with R$62 million; and offset by: (ii) the R$55 million decrease in average spread.

In the first half of 2011, the interest financial margin with Securities/Other stood at R$1,329 million, versus R$1,074 million recorded last year, up 23.7% or R$255 million. This is the result of: (i) an increase in the volume of operations, which affected the result in R$175 million; and (ii) R$80 million gain in the average spread.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurances
	1H11	1H10	2Q11	1Q11	Variation
					Half-Year	Quarter
Interest - due to volume					261	33
Interest - due to spread					216	(213)
Interest Financial Margin	1,818	1,341	819	999	477	(180)
Revenues	4,991	3,891	2,247	2,744	1,100	(497)
Expenses	(3,173)	(2,550)	(1,428)	(1,745)	(623)	317

In the second quarter of 2011, interest financial margin from insurance operations posted a drop of R$180 million, or 18.0% on the previous quarter, impacted by: (i) a decrease in the average spread, totaling R$213 million, which resulted from: (a) lower return from assets indexed to IPCA and IGP-M and (b) the performance of multimarket funds which were affected by the 9.0% depreciation of Ibovespa index in the quarter; and partially offset by (ii) a R$33 million increase in average business volume.

In the comparison of the first half of 2011 with the same period in 2010, interest financial margin from insurance operations was up by 35.6%, or R$477 million, mainly due to: (i) the increase in operation volume, amounting to R$261 million; and (ii) average spread gains totaling R$216 million.

Bradesco	55

Economic and Financial Analysis

Financial Margin – Non-Interest

Non-Interest Financial Margin - Breakdown

	R$ million
	Non-Interest Financial Margin
	1H11	1H10	2Q11	1Q11	Variation
					Half-Year	Quarter
Funding	(144)	(127)	(72)	(72)	(17)	-
Insurance	100	144	44	56	(44)	(12)
Securities/Other	861	650	332	529	211	(197)
Total	817	667	304	513	150	(209)

The “non-interest” financial margin in the second quarter of 2011 stood at R$304 million, versus R$513 million in the first quarter of 2011. In first half of 2011, the margin stood at R$817 million, versus R$667 million in the same period of last year. Changes in the “non-interest” financial margin are mainly due to:

  “Funding,” represented by expenses with the Credit Guarantee Fund (Fundo Garantidor de Crédito –FGC) due to increased funding volume;
  “Insurance,” the R$12 million decrease in the second quarter of 2011 on the previous quarter, basically represents lower gains from the sale of equity instruments; and

  “Securities/Other,” the R$197 million drop in the quarter-on-quarter comparison was due to lower treasury/securities gains. In the first half of 2011, the increase of R$211 million over the same period in 2010 was due to higher treasury/securities gains.

56	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Analysis of the balance sheets and income statements of Grupo Bradesco de Seguros, Previdência e Capitalização:

Consolidated Balance Sheet

	R$ million
	Jun11	Mar11	Jun10
Assets
Current and Long-Term Assets	110,835	106,227	94,487
Securities	103,847	99,594	88,515
Insurance Premiums Receivable	1,522	1,555	1,423
Other Loans	5,466	5,078	4,549
Permanent Assets	2,515	2,477	2,145
Total	113,350	108,704	96,632
Liabilities
Current and Long-Term Liabilities	100,347	96,050	85,393
Tax, Civil and Labor Contingencies	1,878	1,798	1,631
Payables on Insurance, Private Pension Plan and Savings Bond Operations	344	303	321
Other Liabilities	4,187	3,969	4,133
Insurance Technical Provisions	7,851	7,542	7,016
Technical Provisions for Life and Private Pension Plans	81,991	78,547	68,975
Technical Provisions for Savings Bonds	4,096	3,891	3,317
non-controlling Interest	628	601	489
Shareholders' Equity	12,375	12,053	10,750
Total	113,350	108,704	96,632

Consolidated Statement of Income

	R$ million
	1H11	1H10	2Q11	1Q11
Premiums from Insurance, Private Pension Plan Contributions and Income from Savings Bonds (1)	17,511	14,359	9,661	7,850
Premiums Earned from Insurance, Private Pension Plan Contribution and Savings Bonds	9,107	7,685	4,643	4,464
Interest Income of the Operation	1,772	1,445	845	927
Sundry Operating Revenues	498	487	333	165
Retained Claims	(5,442)	(4,591)	(2,737)	(2,705)
Savings Bonds Draw ing and Redemptions	(1,191)	(970)	(642)	(549)
Selling Expenses	(902)	(755)	(478)	(424)
General and Administrative Expenses	(1,015)	(841)	(523)	(492)
Other (Operating Income/Expenses)	(151)	(35)	(43)	(108)
Tax Expenses	(225)	(176)	(114)	(111)
Operating Income	2,451	2,249	1,284	1,167
Equity Result	117	105	54	63
Non-Operating Income	(18)	(16)	(9)	(9)
Income Before Taxes and Interest	2,550	2,338	1,329	1,221
Income Tax and Contributions	(858)	(861)	(490)	(368)
Profit Sharing	(29)	(41)	(12)	(17)
non-controlling Interest	(102)	(32)	(27)	(75)
Net Income	1,561	1,404	800	761

(1) Not considering, in all periods, the effect of Normative Resolution of ANS 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.

Bradesco	57

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Income Distribution of Grupo Bradesco de Seguros e Previdência

	R$ million
	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09
Life and Private Pension Plans	470	442	485	450	443	409	394	347
Health	200	201	177	131	122	148	129	89
Savings Bonds	79	86	63	50	57	65	44	65
Basic Lines and Other	51	32	54	90	79	81	35	106
Total	800	761	779	721	701	703	602	607

Performance Ratios

	%
	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09
Claims Ratio (1)	72.2	72.0	71.1	72.4	71.8	73.3	74.3	77.2
Selling Ratio (2)	10.8	10.0	10.8	10.7	10.2	10.6	9.6	9.9
Administrative Expenses Ratio (3)	5.4	6.1	5.8	6.3	6.1	5.6	4.6	5.4
Combined Ratio (4) (5)	85.8	86.1	85.1	85.3	84.7	85.2	85.3	88.9
(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earned Premiums;
(3) Administrative Expenses/Net Premiums Written;
(4) (Retained Claims + Selling Expenses + Other Operating Revenue and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Premiums Written; and
(5) Excludes additional provisions.

Premiums Written, Pension Plan Contributions and Savings Bond Income (1)

(1) Not considering, in all periods, the effect of Normative Resolution of ANS 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.

In the second quarter of 2011, premiums written, pension plan contributions and savings bond income increased by 34.9% compared to the same quarter of the previous year.

According to Susep and ANS, in the insurance, private pension plan and savings bonds segment, Bradesco Seguros e Previdência had collected R$14.2 billion up to May 2011, maintaining its position as leader of the ranking with a market share of 24.6%. In the same period, R$57.4 billion were collected by the insurance industry.

58	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Premiums Written, Pension Plan Contributions and Savings Bond Income (1)

(1) Not considering, in all periods, the effect of Normative Resolution of ANS 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums.

Bradesco	59

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Retained Claims by Insurance Line

Note: for comparison purposes, we have excluded Technical Provision complements on benefits to be granted – Remission, from the calculation of claims ratio (Earned Premiums) for the first quarter of 2010, amounting to R$149 million (health insurance).

60	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Insurance Selling Ratio by Insurance Line

Note: for comparison purposes, we have excluded Technical Provision complements on benefits to be granted – Remission, from the selling ratio calculation (Earned Premiums) for the first quarter of 2010, amounting to R$149 million (health insurance).

(1) In compliance with Susep Circular Letter 424/11, in 2011 we have reclassified the Risk Evaluation expenses from “Other Operating Expenses” account to “Other Selling Expenses”, in the amount of R$21,511 thousand (Auto/Re). Should this expense be taken in consideration, selling ratio for Auto/RFC would stand at 17.5 and at 18.6 for Basic Lines.

Bradesco	61

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Efficiency Ratio

The efficiency ratio decrease of 0.7 p.p. both in the comparison of the second quarter of 2011 with the previous quarter and the same period last year is basically due to the 23.1% increase in revenues, which has surpassed the 6.3% increase in administrative expenses in the period.

62	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Insurance, Private Pension Plans and Savings Bonds

Insurance Technical Provisions

The Insurance Group’s technical provisions represented 30.2% of the insurance industry in May 2011, according to Susep and the National Supplementary Health Agency (ANS).

(1) According to RN 206/09 (ANS), as of January 2010, provisions for unearned premiums (PPNG) were excluded.

Bradesco	63

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise indicated)
	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09
Net Income	470	442	485	450	443	409	394	347
Income from Premiums and Contribution Revenue (1)	5,493	4,059	5,385	4,096	3,690	3,910	4,933	3,697
- Income fromPrivate Pension Plans and VGBL	4,713	3,317	4,617	3,403	3,052	3,291	4,295	3,100
- Income fromLife/Personal Accidents Insurance Premiums	780	742	768	693	638	619	638	597
Technical Provisions	81,991	78,547	76,283	71,775	68,975	67,572	65,692	61,918
Investment Portfolio	86,220	82,916	80,147	75,974	72,507	70,920	68,780	64,646
Claims Ratio	47.4	43.6	44.1	49.8	44.7	45.1	50.9	48.1
Selling Ratio	19.2	19.2	19.5	19.8	17.5	18.8	14.4	16.5
Combined Ratio	75.4	71.9	74.7	79.9	71.5	73.9	70.6	74.4
Participants / Policyholders (in thousands)	23,109	22,698	22,186	21,346	21,109	21,326	21,389	21,206
Premiums and Contributions Revenue Market Share (%) (2)	31.0	28.1	31.2	31.5	32.0	32.7	31.1	31.1
Life/APMarket Share - Insurance Premiums (%)(2)	16.1	16.0	17.3	17.0	16.8	16.8	16.8	16.3
(1) Life/VGBL/Traditional
(2) In 2Q11, considers data for May 2011.

Due to its solid structure, a policy of product innovation and consumer reliance, Bradesco Vida e Previdência maintained its leadership, holding a market share of 31.0% in terms of income from private pension plans and VGBL.

In the second quarter of 2011, income grew by 6.3% on the previous quarter, basically due to: (i) the 35.3% increase in revenues, especially in private pension plans and VGBL, which positively contributed to 42.1% in the quarter; (ii) the improved financial result; and (iii) the improvement of the administrative efficiency ratio.

Net income for the first half of 2011 was up 7.0% from that of the same period last year, mainly resulting from: (i) the 25.7% increase in the revenue; (ii) the improved financial result; partially offset by: (iii) the steady level of claims ratio; and (iv) the increase in administrative and personnel expenses, impacted by the collective bargaining agreement in January 2011.

64	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Bradesco Vida e Previdência

Bradesco Vida e Previdência's technical provisions stood at R$82.0 billion in June 2011, made up of R$78.6 billion from the private pension plan segment and VGBL and R$3.4 billion from life, personal accidents and other lines, up 18.9% over June 2010.

The Private Pension Plan and VGBL Portfolio totaled R$82.7 billion in May 2011, equal to 34.3% of all market funds (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In June 2011, the number of Bradesco Vida e Previdência customers grew by 9.5% compared to June 2010, surpassing a total of 2.1 million private pension plan and VGBL plan participants and of 20.9 million personal accident and life insurance policyholders. This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

Bradesco	65

Economic and Financial Analysis

Bradesco Saúde – Consolidated

	R$ million (unless otherwise indicated)
	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09
Net Income	200	201	177	131	122	148	129	89
Net Premiums Issued (1)	2,249	2,136	2,002	1,925	1,845	1,705	1,622	1,573
Technical Provisions	3,888	3,737	3,512	3,471	3,453	3,405	3,555	3,479
Claims Ratio	83.2	83.3	80.1	80.7	80.6	83.0	85.7	89.2
Selling Ratio	4.7	4.7	4.6	4.8	4.6	4.5	4.1	3.9
Combined Ratio	97.5	98.1	97.9	96.1	96.2	96.8	96.8	99.4
Policyholders (in thousands)	8,408	8,190	8,019	7,468	7,236	7,075	4,310	4,193
Written Premiums Market Share (%) (2)	52.3	51.7	51.7	51.1	50.4	49.4	48.7	48.1
(1) Not considering the effect of RN 206/09 (ANS) in the total of R$39 million (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums “Pro-rata temporis.” This accounting change did not affect Earned Premiums; and
(2) 2Q11 considers data for May 2011.
Note: for comparison purposes, we have excluded build in Technical provisions for benefits to be granted – Remission, from the calculation of first quarter of 2010 ratios, amounting to R$149 million.

Net income for the second quarter of 2011 remained stable compared to the previous quarter, which mainly reflects: (i) a 5.3% increase in revenue; (ii) steady level of the claims and selling ratios; and (iii) the decrease in the administrative efficiency ratio.

Net income for the first half of 2011 was 48.5% greater year-on-year, mainly due to: (i) a 23.5% increase in revenue; (ii) the improved financial result; partially offset by: (iii) the 1.7 p.p. increase in claims; and (iv) increased administrative and personnel expenses, impacted by the collective bargaining agreement in January 2011.

In June 2011, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 36 thousand companies in Brazil have Bradesco Saúde Insurance and Mediservice plans. Of the 100 largest companies in Brazil, in terms of revenue, 44 are Bradesco Saúde and Mediservice customers (source: Exame Magazine "Melhores e Maiores" ranking, July 2011).

Number of Policyholders of Bradesco Saúde – Consolidated

Bradesco Saúde – Consolidated has over 8.4 million customers. The high share of corporate policies in the overall portfolio (94.3% in June 2011) shows the Company’s high level of specialization and customization in the corporate segment, a major advantage in today’s supplementary health insurance market.

66	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Bradesco Capitalização

	R$ million (unless otherwise indicated)
	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09
Net Income	79	86	63	50	57	65	44	65
Income from Savings Bonds	751	649	706	658	594	526	575	520
Technical Provisions	4,096	3,891	3,724	3,483	3,317	3,141	3,024	2,865
Customers (in thousands)	2,888	2,794	2,691	2,610	2,583	2,553	2,531	2,507
Premiums and Contributions Revenue Market Share (%) (1)	21.4	21.2	21.1	20.4	19.7	20.9	19.7	19.4
(1) 2Q11 considers data for May 2011.

The second quarter of 2011 recorded a 15.7% growth in revenue over the previous quarter, whereas administrative expenses remained in the same level. Net income for the quarter did not surpass the figure recorded in the first quarter of 2011, mainly due to: (i) the drop in the financial result; and (ii) a greater recording of technical provisions to cover the increase in savings bonds income, especially for products with payment in a single installment.

Net income for the first half of 2011 was up 35.2% year-on-year, mainly fueled by: (i) the 25.0% increase in savings bond revenues; (ii) the R$15.6 million improvement in financial result; and partially offset by: (iii) increased administrative and personnel expenses, impacted by the collective bargaining agreement in January 2011.

Bradesco	67

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended the second quarter of 2011 as a leader of the private savings bond companies ranking, due to its policy of transparency and of adjusting its products based on potential consumer demand.

To offer the savings bond that best fits the profile and budget of each customer, the Bank has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of drawings and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating the Pé Quente Bradesco family of products.

Among these, we can point out the performance of our social and environmental products, from which a part of the profit is allocated to social responsibility projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) Fundação SOS Mata Atlântica (contributes to the conservation of bio and cultural diversity the Atlantic Forest, stimulating social and environmental citizenship); (ii) Instituto Ayrton Senna (contributes to education and human development, reducing illiteracy rates, school failure and drop-out rates); (iii) Fundação Amazonas Sustentável (contributes to the sustainable development, environmental preservation and improvement to the quality of life of the communities that live and benefit from the preservation centers in the state of Amazonas); (iv) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of cancer in Brazil); and, (v) Projeto Tamar (created to preserve sea turtles).

Bradesco Capitalização is the first and only savings bonds company in Brazil to receive the ISO 9001 certification of Quality Management. In 2009, it was certified with the ISO 9001:2008 for Management of Bradesco Savings Bonds. This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Savings Bonds: good products, services and continuous growth.

The portfolio is made up of 19.0 million active bonds, out of which 33.9% are Traditional Bonds sold in the Branch Network and at Bradesco Dia&Noite service channels and posted a 19.2% increase over June 2010; and 66.1% are incentive bonds (assignment of drawing rights) in partnership with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 14.7% over June 2010. Given that the purpose of this type of savings bonds is to add value to the associated company or even encourage the performance of its customers, bonds have maturity and grace terms reduced and a lower sale price.

68	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Bradesco Auto/RE

	R$ million (unless otherwise indicated)
	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09
Net Income	44	39	58	28	27	22	43	33
Net Premiums Issued	1,061	871	865	941	952	935	855	812
Technical Provisions	3,828	3,688	3,554	3,525	3,455	3,402	3,162	2,998
Claims Ratio	61.0	68.1	69.3	69.7	69.9	70.7	70.2	72.3
Selling Ratio	20.1	17.2	17.6	17.3	17.6	17.7	16.6	17.5
Combined Ratio	99.1	108.7	106.9	105.2	105.3	104.3	107.8	106.4
Policyholders (in thousands)	3,567	3,330	3,337	3,208	2,980	2,814	2,592	2,433
Premiums and Contributions Revenue Market Share (%) (1)	10.3	9.7	10.6	11.2	11.7	12.1	10.4	10.2
(1) 2Q11 data considers May 2011.

Net income in the second quarter of 2011 was up by 12.8% from the previous quarter, due to the: (i) 21.8% increase in revenue; (ii) the 7.1 p.p. drop in claims; partially offset by (iii) a decrease in equity income.

Net income in the first half of 2011 posted impressive growth of 69.4% compared to the same period last year, mainly due to: (i) a 5.8 p.p. decrease in claims; (ii) improved financial result and equity income; partially offset by: (iii) an increase in administrative and personnel expenses, resulting from the collective bargaining agreement dated January 2011.

In the Proprietary Insurance segment, Bradesco Auto/RE has renewed the insurance programs of its main customers through partnerships with brokers that specialize in the segment and a close relationship with Bradesco Corporate and Bradesco Empresas (Middle Market). The excellent performance of the Oil industry and recovery of the Civil Construction industry have also contributed to Bradesco Auto/RE's growth in the segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of Reinsurance Agreements, which gives insurers the power to assess and cover risk, and consequently increase competitiveness in more profitable businesses, such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RFC line, the insurer has increased its customer base, mainly due to the improvement to current products and the creation of products for a specific target-public. Among them, the Exclusive Bradesco Customer Insurance for Banco Bradesco account holders, and Auto Mulher for women stand out.

Bradesco	69

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders in Auto/RE

In the mass insurance segment of Basic Lines, where products target individuals, self-employed professionals and SMEs, the launch of new products combined with the continuous improvement of methods and systems have contributed to growth in the customer base, which increased by 19.7% in the last twelve months to a total of 3.6 million customers. This increase can be observed mainly in residential insurance, such as the product Bradesco Seguro Residencial, which was considered the “Right Choice” by the Pro Teste Association for the second straight year.

70	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Fee and Commission Income

A breakdown of the changes in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income	R$ million
	1H11	1H10	2Q11	1Q11	Variation
					Half-Year	Quarter
Card Income	2,391	1,965	1,236	1,155	426	81
Checking Account	1,330	1,119	681	649	211	32
Loan Operations	951	829	496	455	122	41
Fund Management	945	870	474	471	75	3
Collection	575	522	298	277	53	21
Consortium Management	250	202	129	121	48	8
Custody and Brokerage Services	210	229	102	108	(19)	(6)
Payment	153	139	76	77	14	(1)
Underw riting / Financial Advising Services	152	115	104	48	37	56
Other	304	387	155	149	(83)	6
Total	7,261	6,377	3,751	3,510	884	241

Explanations of the main items that influenced the variation in fee and commission income between periods can be found below.

Bradesco	71

Economic and Financial Analysis

Fee and Commission Income

Card Income

Card income stood at R$1,236 million in the second quarter of 2011, up R$81 million, or 7.0% against the previous quarter. This performance is mainly due to the increase in card transactions in the period, from 259.3 million to 273.7 million.

In the first half of 2011, the same figure posted year-on-year growth of 21.7%, or R$426 million, mainly due to an increase in revenue from purchases and services, resulting from expansion in the card base by 9.1%, from 137.8 million in June 2010 to 150.4 million in June 2011. This expansion led to a 21.4% increase in revenue from credit cards in the period, for a total of R$42,216 million in the half-year, as well as a 19.5% increase in the number of credit card transactions, from 446.1 million in the first half of 2010 to 533.0 million in the first half of 2011.

It is important to note the impact of the increase in shareholding interest in Visavale, from 34.33% to 50.01%, and Cielo, from 26.56% to 28.65%, in the last twelve months.

72	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the second quarter of 2011, income from checking accounts was up by 4.9% quarter-on-quarter, mainly due to: (i) a net increase of 427 thousand new checking accounts (400 thousand individual accounts and 27 thousand corporate accounts); (ii) the expansion of the service portfolio provided to the Bank’s customers; and (iii) the adjustment of certain rates.

In the first half of 2011 versus the same period of the previous year, revenue increased by 18.9% or R$211 million resulting mainly from the expansion of the checking account base, which posted a net increase of 2,096 thousand new accounts (1,999 thousand new individual accounts and 97 thousand new corporate accounts).

Loan Operations

In the second quarter of 2011, income from loan operations amounted to R$496 million, up 9.0% in comparison with the previous quarter, mainly due to the greater volume of contracted operations in the period, in which the 5.8% increase in corporate operations compared to the first quarter of 2011 stood out.

The 14.7% growth in the first half of 2011 when compared with the same period in the previous year is mainly due to: (i) the increase in income from collateral, which were up by 24.5%, mainly deriving from the 29.7% growth in the volume of Sureties and Guarantees; and (ii) the increase in volume of contracted operations in 2011.

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Economic and Financial Analysis

Fee and Commission Income

Asset Management

In the second quarter of 2011, revenue from funds under management was up by R$3 million on the previous quarter, mainly due to the 2.4% growth in the volume of funds raised and under management.

In the first half of 2011 versus the same period of the previous year, the R$75 million or 8.6% increase was mainly due to increases in funds raised and managed by Bradesco, which grew by 18.0%. The highlight was income from fixed-income funds, which grew by 20.0% in the period, followed by growth in equity-investments of 11.3%.

Shareholders' Equity	R$ million			Variation %
	Jun11	Mar11	Jun10	Quarter	12M
Investment Funds	284,117	276,593	238,400	2.7	19.2
Managed Portfolios	18,533	19,701	17,260	(5.9)	7.4
Third-Party Fund Quotas	8,032	7,025	7,637	14.3	5.2
Total	310,682	303,319	263,297	2.4	18.0

Asset Distribution	R$ million			Variation %
	Jun11	Mar11	Jun10	Quarter	12M
Investment Funds – Fixed Income	258,686	249,777	215,561	3.6	20.0
Investment Funds – Equities	25,431	26,816	22,839	(5.2)	11.3
Investment Funds – Third-Party Funds	6,895	5,879	6,332	17.3	8.9
Total - Investment Funds	291,012	282,472	244,732	3.0	18.9

Managed Portfolios - Fixed Income	10,698	10,918	9,434	(2.0)	13.4
Managed Portfolios – Equities	7,835	8,783	7,826	(10.8)	0.1
Managed Portfolios - Third-Party Funds	1,137	1,146	1,305	(0.8)	(12.9)
Total - Managed Funds	19,670	20,847	18,565	(5.6)	6.0
x
Total Fixed Income	269,384	260,695	224,995	3.3	19.7
Total Equities	33,266	35,599	30,665	(6.6)	8.5
Total Third-Party Funds	8,032	7,025	7,637	14.3	5.2
Overall Total	310,682	303,319	263,297	2.4	18.0

74	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collections)

The R$20 million or 5.6% growth in this revenue in the second quarter of 2011 over the previous quarter is mainly due to the increase in business volume and number of processed documents, from 412 million to 431 million.

In the first half of 2011 versus the same period of the previous year, Payment and Collection income grew by 10.1%, or R$67 million, mainly due to an increase in the number of processed documents, which grew from 709 million in the first half of 2010 to R$843 million in the first half of 2011.

Consortium Management

The 7.3% increase in the sale of active quotas in the second quarter of 2011 compared to the first quarter of 2011 led Bradesco Consórcios to sell 35,931 net quotas, totaling 524,984 active quotas on June 30, 2011 (489,053 active quotas on March 31, 2011), resulting in 6.6% growth in revenue, ensuring Bradesco's leading position in all segments (real estate, auto, trucks/tractors).

In the first half of 2011 versus the same period of the previous year, there was a 23.8% increase in revenue, resulting from: (i) growth in the volume of bids; and (ii) the increased sale of new quotas, from 433,741 active quotas sold on June 30, 2010 to 524,984 on June 30, 2011, an increase of 91,243 net quotas.

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Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the second quarter of 2011, total revenue from custody and brokerage services decreased 5.6% when compared to the previous quarter. This performance results mainly from the decrease in brokerage revenue, due to the lower volume traded on the BM&FBovespa.

In the first half of 2011 versus the same quarter of the previous year, the 8.3% revenue decrease is mainly related to (i) the behavior of the capital markets in this half-year, which impacted brokerage revenues; and partially offset: (ii) by the R$166 billion growth in assets under custody.

Underwriting / Financial Advising

The R$56 million increase in the quarter-on-quarter comparison mainly refers increased gains with capital market operations in the second quarter of 2011, specially underwriting operations.

The R$37 million increase between the first half of 2011 and the same period last year is the result of a higher business volume in the period.

76	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Administrative and Personnel Expenses

Administrative and Personnel Expenses	R$ million
	1H11	1H10	2Q11	1Q11	Variation
					Half-Year	Quarter
Administrative Expenses
Third-Party Services	1,713	1,454	874	839	259	35
Communication	769	677	391	377	92	14
Depreciation and Amortization	538	460	266	271	78	(5)
Data Processing	444	397	219	226	47	(7)
Advertising and Marketing	396	310	194	201	86	(7)
Transportation	358	303	180	179	55	1
Rental	320	281	162	157	39	5
Asset Maintenance	261	218	139	123	43	16
Financial System Services	230	178	121	109	52	12
Materials	176	129	95	81	47	14
Leased Assets	171	185	82	89	(14)	(7)
Security and Surveillance	156	133	80	76	23	4
Water, Electricity and Gas	115	107	57	59	8	(2)
Trips	71	50	36	35	21	1
Other	601	504	284	317	97	(33)
Total	6,319	5,385	3,179	3,140	934	39

Personnel Expenses
Structural	4,097	3,566	2,101	1,996	531	105
Social Charges	3,101	2,724	1,593	1,508	377	85
Benefits	996	842	508	488	154	20
Non-Structural	944	792	504	440	152	64
Management and Employee Profit Sharing (PLR)	500	462	233	267	38	(34)
Provision for Labor Claims	319	237	201	118	82	83
Training	58	37	39	19	21	20
Termination Costs	67	56	31	36	11	(5)
Total	5,041	4,358	2,605	2,436	683	169
x
Total Administrative and Personnel Expenses	11,360	9,743	5,784	5,576	1,617	208

In the second quarter of 2011, total Administrative and Personnel Expenses amounted to R$5,784 million, up by 3.7% in relation to the previous quarter.

Personnel Expenses

In the second quarter of 2011, personnel expenses totaled R$2,605 million, up 6.9% or R$169 million from the previous quarter.

Within the "structural" portion, the R$105 million increase is mainly the result of: (i) the lower concentration of vacation in the second quarter of 2011, amounting to R$54 million; and (ii) increased expenses with payroll and social charges, in the amount of R$31 million, due to the organic growth with the expansion of Service Points and the improvement of business segmentation, leading to a net gain of 1,568 employees in the period.

In the “non-structural” portion, the R$64 million increase is basically due to higher expenses with: (i) provision in labor proceedings, totaling R$83 million; partially offset by lower expenses with: (ii) management and employee profit sharing (PLR), amounting to R$34 million.

Bradesco	77

Economic and Financial Analysis

Administrative and Personnel Expenses

Personnel Expenses

In the first half of 2011 versus the same period of the previous year, the R$683 million growth reflects: (i) the "structural" portion of R$531 million related to: (a) the increase in expenses with payroll, social charges and benefits, impacted by wage increases; and (b) the net increase in staff by 9,113 employees; and (ii) the R$152 million increase in the “non-structural” portion mainly due to higher expenses with: (a) provisions for labor proceedings, totaling R$82 million; (b) management and employee profit sharing (PLR), totaling R$38 million; and (c) termination of contracts, totaling R$11 million.

78	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Administrative and Personnel Expenses

Administrative Expenses

In the second quarter of 2011, administrative expenses totaled R$3,179 million, up by 1.2%, or R$39 million from the previous quarter. This growth is mainly due to an increase in expenses with: (i) third-party services, mainly related to non-litigious collection and legal advisory services; (ii) maintenance and conservation of assets, basically related to refurbishments and changes in the layouts of Service Points; and (iii) communication, related to customer service network.

The year-on-year growth of R$934 million, or 17.3%, in the first half of 2011 is mainly due to greater expenses with: (i) outsourced services, in the amount of R$259 million, related to: (a) the partial outsourcing of credit card processing (Fidelity); and (b) variable expenses tied to revenues (non-bank correspondents); (ii) marketing and advertising, in the amount of R$86 million; (iii) an increase in business and service volume; (iv) contract adjustments; and (v) organic growth and the consequent increase in Service Points (from 49,154 on June 30, 2010 to 59,473 on June 30, 2011).

Bradesco	79

Economic and Financial Analysis

Operating Coverage Ratio (1)

The coverage ratio over the last 12 months remained practically stable in this quarter.

Tax Expenses

The R$33 million growth in tax expenses in comparison with the first quarter of 2011 arises essentially from the increase in taxable revenues mainly from fee and commission income.

In the first half of 2011 versus the same period of the previous year, tax expenses grew by R$310 million, mainly due to (i) the increase in expenses with ISS/PIS/Cofins taxes reflecting higher taxable income, especially financial margin and fee and commission income.

80	Report on Economic and Financial Analysis – June 2011

Economic and Financial Analysis

Equities in the Earnings of Affiliated Companies

In the second quarter of 2011, equity in the earnings of affiliated companies was down by R$18 million from the previous quarter as a result of reduced income from affiliate IRB.

Year-on-year, the R$2 million increase recorded in the first half of 2011 was due to growth in the result from IRB offset by the lower income from affiliate Integritas Participações

.

Operating Income

Operating result in the second quarter of 2011 was R$4,128 million, up 4.4% from the first quarter of 2011, mainly impacted by: (i) the R$241 million increase in fee and commission income; (ii) a R$158 million drop in other operating expenses (net of other revenue); (iii) a R$109 million increase in financial margin; partially offset by: (iv) a R$208 million increase in personnel and administrative expenses: (v) a R$77 million increase in allowance for loan losses expenses; and (vi) a R$33 million growth in tax expenses.

Year on year, the R$1,264 million, or 18.5% increase in operating income is the result of: (i) R$3,097 million growth in financial margin; (ii) a R$884 million increase in fee and commission income; (iii) a R$204 million increase in operating income from Insurance, Private Pension Plans and Savings Bonds; partially offset by: (iv) a R$1,617 million growth in personnel and administrative expenses; (v) an increase in other operating expenses (net of other revenue), in the amount of R$548 million; (vi) a greater allowance for loan losses expenses, in the amount of R$448 million; and (vii) a R$310 million increase in tax expenses.

Bradesco	81

Economic and Financial Analysis

Non-Operating Income

The R$3 million variation between the second quarter of 2011 and the previous quarter is mainly due to greater losses from the sale of assets in this quarter.

Year-on-year, the variation is mainly the result of greater non-operating expenses in the first half of 2011.

82	Report on Economic and Financial Analysis – June 2011

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Return to Shareholders

Sustainability

Reatech 2011

At the 10th edition of the International Fair of Technologies in Rehabilitation, Inclusion and Accessibility – Reatech 2011, which took place in the city of São Paulo between April 14 and 17, Bradesco launched a new app which enables the visually impaired to make bank transactions independently through mobile phone. Compatible with Symbiam S60 or Windows Mobile operational systems, the app provides an audio description of what is on the mobile phone screen to the customer, who is able to check bank account balances and recent activities, top up mobile phones, among others. For further information on Bradesco’s accessibility initiatives, access the website at www.bradesco.com.br/acessibilidade.

Green IT

HP Brasil and Bradesco were finalists in the Green Enterprise IT (GEIT) Awards, with their case project entitled “HP Brasil and Bradesco Moving Together Toward the Green Data Center”, in the “Outstanding IT Product in a User Deployment” category. The project was based on the virtualization of the Data Center environment under HP´s Blade System technology, which resulted in an efficient energy reduction and refrigeration of high density servers. The GEIT Awards aims to foster an energy-efficiency culture, through innovation and better practices, within the IT and Data Centers industry, and honor clients and suppliers that have jointly created technological solutions for that purpose.

Environment Week

To celebrate Bradesco's Environment Week, the Nossa Presença no Planeta Exhibition is open for general public visitation, through a virtual tour. The event was first launched  last year, at Bradesco's headquarters in Cidade de Deus (state of São Paulo) and received this year over seven thousand visitors. Currently, the exhibition is available at the website www.visio360.com.br/cliente/bradesco2.

As part of the Environment Week celebrations, Bradesco has disclosed to its employees a booklet entitled Ecoefficiency. It consists of an informative booklet which brings to readers practical tips on how to apply eco-efficiency concepts on their daily lives.

Re-certification of ISO 14064

Last April, Bradesco Organization was audited by Fundação Vanzolini and was granted the re-certification of ISO 14064 standard, which guides companies for greenhouse gases (GHG) inventory.

The inventory comprises all operations under Bradesco Organization's operational control, which includes all its departments, headquarters (located at Cidade de Deus), administrative buildings, units, branches, and affiliated companies and subsidiaries countrywide.

84	Report on Economic and Financial Analysis – June 2011

Return to Shareholders

Sustainability

CDP Supply Chain Initiative

With the purpose of improving the GHG emission management, the Organization has been working together with its suppliers on the CDP Supply Chain Initiative since 2008, when it was launched. To do so, the Organization holds an annual event with experts to discuss the matter and the importance of emission management targeting carbon footprint reduction in companies.

This year's event, which took place on April 29, had the presence of Mr. Marcelo Rocha, CDP S.A’s CEO and member of the consulting firm Fábrica Éthica, who spoke in details about Climate Change and the CDP Supply Chain project.

 The highlight of the event was Intelcav's case study presentation. The company, which supplies magnetic cards, presented on the development of climate agenda based on Bradesco’s disclosure request. The event was attended by 88 suppliers.

For further information on our GHG inventory, as well as other initiatives regarding climate change, visit Bank of the Planet`s website - www.bancodoplaneta.com.br.

Investor Relations Area – IR

In the first half of 2011, the Investor Relations area participated in 230 events, including meetings, conferences, and domestic and international conference calls.

During this period, seven Meetings of the Association of Analysts and Capital Markets Professionals (APIMEC) were held and were broadcasted live on the internet and were simultaneously interpreted into English for the following cities: Campinas, Goiânia, Uberlândia, Curitiba, Florianópolis, Juiz de Fora and Ribeirão Preto. The events were attended by 1,500 people on-site and about 3,000 people watched them online.

The area also carried out the 4th National Investors Institute (INI) Meeting held in São Paulo, and took part in two other editions of ExpoMoney, the largest fair about finance education in Latin America.

Also in this quarter, two videochats about Bradesco’s quarterly results were carried out, in which the Vice-President and Investor Relations Officer, Mr. Domingos Figueiredo de Abreu, answered internet users’ questions live.

In addition, the area held 56 meetings with foreign investors and participated in 16 international events, in countries such as Mexico, United Arab Emirates, China, Singapore, the Netherlands, Switzerland, Sweden, France, the United States of America, England and Scotland.

The Investor Relations Area also maintains contact with shareholders, investors and analysts through telephone, email and at the Company’s headquarters on a daily basis.

Service to Shareholders, Analysts and Investors	1H11	1H10
Meetings with Investors	80	50
Conference Calls	108	16
Events in Brazil	16	15
Events Abroad	16	9
APIMEC Meetings (Association of Analysts and Capital Market Professionals)	7	5
Chats / Videochats	2	1
INI (National Investors' Institute)	1	1
Total	230	97

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Return to Shareholders

Corporate Governance

Within the Corporate Governance structure, Bradesco’s Board of Directors is supported by 5 Statutory Committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 43 Executive Committees that assist the Board of Executive Officers in performing their duties.

Shareholders are entitled to 100% tag-along rights for common shares, 80% for preferred shares and to a minimum mandatory dividend of 30% of net income adjusted by legal reserve, which is above the 25% minimum established by the Brazilian Corporation Law. Preferred shares are entitled to dividends 10% greater than those attributed to common shares.

On March 10, 2011, all matters submitted to the Shareholders’ Meetings were approved.

For more information, see the corporate governance section of the investor relations website at www.bradesco.com.br/ir.

Bradesco Shares

Number of Shares – Common and Preferred Shares (1)

	In thousands
	Jun11	Dec10	Dec09	Dec08	Dec07	Dec06
Common Shares	1,909,911	1,880,830	1,710,205	1,534,806	1,009,337	500,071
Preferred Shares	1,912,397	1,881,225	1,710,346	1,534,900	1,009,337	500,812
Subtotal – Outstanding Shares	3,822,308	3,762,055	3,420,551	3,069,706	2,018,674	1,000,883
Treasury Shares	2,487	395	6,535	163	2,246	758
Total	3,824,795	3,762,450	3,427,086	3,069,869	2,020,920	1,001,641

(1) Stock bonuses and splits during the periods were not included.

On June 30, 2011, Bradesco’s capital stock was R$30.1 billion, composed of 3,824,795 thousand shares (all book-entry shares with no par value), of which 1,912,398 thousand were common shares and 1,912,397 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and a holding company, Nova Cidade de Deus Participações, which is in turn controlled by Fundação Bradesco and BBD Participações, a majority of the shareholders of which are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and skilled employees.

86	Report on Economic and Financial Analysis – June 2011

Return to Shareholders

Bradesco Shares

Number of Shareholders – Domiciled in Brazil and Abroad

	Jun11%		Ownership of Capital (%)	Jun10%		Ownership of Capital (%)
Individuals	338,851	89.90	20.86	344,148	89.73	24.14
Corporate	37,232	9.88	50.03	37,668	9.82	45.77
Subtotal Domiciled in the Country	376,083	99.78	70.89	381,816	99.55	69.91
Domiciled Abroad	847	0.22	29.11	1,723	0.45	30.09
Total	376,930	100.00	100.00	383,539	100.00	100.00

On June 30, 2011, there were 376,083 shareholders domiciled in Brazil, accounting for 99.78% of total shareholders and holding 70.89% of all shares, while a total of 847 shareholders resided abroad, accounting for 0.22% of shareholders and holding 29.11% of shares.

Share Performance (1)

	In R$ (unless otherwise indicated)
	2Q11	1Q11	Variation %	1H11	1H10	Variation %
Earnings per Share	0.74	0.72	2.8	1.46	1.22	19.7
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.208	0.202	3.0	0.410	0.343	19.5
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.228	0.222	2.7	0.450	0.377	19.4
Book Value per Share (Common and Preferred)	13.82	13.42	3.0	13.82	11.77	17.4
Last Trading Day Price – Common Shares	26.78	27.88	(3.9)	26.78	21.15	26.6
Last Trading Day Price – Preferred Shares	31.70	33.35	(4.9)	31.70	25.45	24.6
Market Value (R$ million) (2)	111,770	117,027	(4.5)	111,770	87,887	27.2
Market Value (R$ million) - Most Liquid Share (3)	121,167	127,474	(4.9)	121,167	96,148	26.0

(1) Adjusted for corporate events in the period.

(2) Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; and
(3) Number of shares (excluding treasury shares) x closing price for preferred shares on the last trading day of the period.

In the first half of 2011, Bradesco preferred shares grew 24.6% in comparison with the same period of 2010. Common shares also had a 26.6% increase in the same period. Shares of both types have surpassed Bovespa's Index (Ibovespa) performance, which had a 2.4% increase during the same period.

In the second quarter of 2011, Bradesco preferred and common shares dropped, respectively, by 4.9% and 3.9%, in comparison with a decrease in Ibovespa by 9.0%.

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Return to Shareholders

Main Indicators

Market Value: considers the closing price of common and preferred shares multiplied by the respective number of shares (excluding treasury shares).

Market Value/Shareholders’ Equity: indicates the multiple by which Bradesco’s market value exceeds its book shareholders’ equity.

Dividend Yield: the ratio between the share price and the dividends and/or interest on shareholders’ equity paid to shareholders in the last twelve months, which indicates the return on investment represented by the allocation of net income.

Formula used: amount received by shareholders as dividends and/or interest on shareholders’ equity in the last twelve months divided by the closing price of preferred shares on the last trading day of the period.

88	Report on Economic and Financial Analysis – June 2011

Return to Shareholders

Weighting in Main Stock Market Indexes

Bradesco shares are components of Brazil’s main stock indexes, including the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG) and the Special Corporate Governance Stock Index (IGC). In June 2011, Bradesco had the largest participation in the

Financial Index (IFNC), which comprises banks, insurers and financial companies.

Bradesco has also participated in the Carbon Efficient Index (ICO2), composed by companies committed to disclosing their annual greenhouse gas (GHG) emissions report.

%	Jun11
Ibovespa	3.3
IB rX - 50	7.3
IB rX - 100	7.8
Ifinanceiro (IFNC)	20.6
ISE	5.5
Special Corporate Governance Stock Index (IGC)	6.7
Special Tag-Along Stock Index (ITAG)	12.8
ICO2	10.5

Dividends/Interest on Shareholders’ Equity

In the first half of 2011, R$1,876 million were paid to shareholders as dividends and interest on shareholders’ equity, equivalent to 31.5% of book net income for the half-year. Considering the amount accrued over the last 12 months,the percentage is also equivalent to 31.5%.

The amounts allocated in recent years have surpassed the limits mandated by the Brazilian Corporation Law and by the Company’s Bylaws.

(1) Accumulated over the last 12 months

Bradesco	89

Additional Information

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Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Additional Information

Market Share of Products and Services

The market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Jun 11	Mar 11	Jun 10	Mar 10
Banks – Source: Brazilian Central Bank (Bacen)
Demand Deposits	N/A	17.4	18.5	18.6
Savings Deposits	N/A	14.2	14.1	14.1
Time Deposits	N/A	14.0	13.6	13.1
Loan Operations (1)	12.7 (2)	12.6	12.6	12.7
Loan Operations - Vehicles Individuals (CDC + Leasing) (1)	16.9 (2)	17.2	19.0	19.7
Payroll-Deductible Loans (1)	11.4 (2)	11.3	10.5	9.9
Online Collection (Balance)	N/A	26.8	29.2	29.0
Number of Branches	18.7	18.7	17.8	17.5
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	23.0	21.3	22.5
Brazilian Unified Tax Collection System Document (DAS)	N/A	17.2	17.0	16.8
Banks – Source: Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.6	14.6	14.5
Benefit Payment to Retirees and Pensioners	N/A	22.4	20.8	20.0
Banks – Source: Anbima
Investment Funds + Portfolios	16.6	16.5	16.5	16.5
Insurance, Private Pension Plans and Savings Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Private Pension Plan and Savings Bond Premiums	24.6 (2)	23.2	24.8	25.2
Insurance Premiums (including Long-Term Life Insurance - VGBL)	24.6 (2)	23.0	25.3	25.7
Life Insurance and Personal Accident Premiums	16.1 (2)	16.0	16.8	16.8
Auto/Basic Lines (RE) Insurance Premiums	10.3 (2)	9.7	11.7	12.0
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	13.7 (2)	12.8	15.2	16.1
Health Insurance Premiums	52.3 (2)	51.7	50.4	49.4
Revenues from Private Pension Plan Contributions (excluding VGBL)	29.0 (2)	27.0	26.2	25.1
Income from Savings Bonds	21.4 (2)	21.2	19.7	20.9
Technical Provisions for Insurance, Private Pension Plans and Savings Bonds	30.2 (2)	30.2	31.4	31.7
Insurance and Private Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income on VGBL Premiums	31.5 (2)	28,5	33,5	34,7
Revenues from Unrestricted Benefits Generating Plans (PGBL) Contributions	24.9 (2)	21,6	22,1	21,5
Private Pension Plan Investment Portfolios (including VGBL)	34.3 (2)	34,4	35,4	35,9
Credit Card – Source: Brazilian Association of Credit Cards and Services (Abecs)
Credit Card Revenue	21.6 (4)	21.6	21.5	21.4
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	18.9 (2)	19.0	19.1	16.7
Consortia – Source: Bacen
Real Estate	27.3 (3)	27.9	27.5	27.3
Auto	24.2 (3)	24.5	24.2	23.8
Trucks, Tractors and Agricultural Implements	16.8 (3)	17.9	15.4	14.8
International Area – Source: Bacen
Export Market	22.0	23.2	25.8	26.6
Import Market	17.6	19.1	19.5	21.2

(1) Bacen data for May 2011 and March 2011 are preliminary.

(2) Reference date: May 2011.
(3) Reference date: April 2011.
(4) Projected Market.
N/A – Not Available.

91	Report on Economic and Financial Analysis – June 2011

Additional Information

Market Share of Products and Services

Bradesco customers enjoy a wide range of options for consulting and carrying out their financial transactions, in addition to the ability to acquire products and services through high-tech means, such as ATMs, telephone (Bradesco Fone Fácil), the Internet and mobile phones (Bradesco Celular).

As part of our commitment to social responsibility, people with special needs can rely on a number of special services provided by the Bradesco Dia&Noite  Customer Service Channels, such as:

•     Accessibility to the ATM Network for the visually-impaired and wheelchair users;

•     Internet Banking utility for the visually impaired; and

•     Personalized assistance for the hearing impaired, by means of digital language in Fone Fácil.

Branch Network

Region	Jun11		Market Share	Jun10		Market Share
	Bradesco	Market		Bradesco	Market
North	181	840	21.5%	168	799	21.0%
Northeast	549	2,819	19.5%	529	2,773	19.1%
Midwest	304	1,500	20.3%	289	1,461	19.8%
Southeast	2,079	10,698	19.4%	1,960	10,728	18.3%
South	563	3,751	15.0%	530	3,727	14.2%
Total	3,676	19,608	18.7%	3,476	19,488	17.8%

Compulsory Deposits/Liabilities

%	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09
Demand Deposits
Rate (2) (6)	43	43	43	43	42	42	42	42
Additional (3)	12	12	12	8	8	8	5	5
Liabilities (1)	29	29	29	29	30	30	30	30
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	14	14	14	18	18	18	21	21
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	15	15	15	13.5	13.5
Additional (3)	12	12	12	8	8	8	4	4
Free	68	68	68	77	77	77	82.5	82.5
(1)   At Banco Bradesco, liabilities are applied to Rural Loans.
(2)   Collected in cash and not remunerated.
(3)   Collected in cash with the Special Clearance and Custody System (Selic) rate.
(4)   Collected in cash with the Reference Interest rate (TR) + interest of 6.17% p.a.
(5)   As of the calculation period from March 29, 2010 to April 1, 2010, with compliance as of April 9, 2010, liabilities are now exclusively in cash, and may be met using credits acquired as provided for by current legislation, and
(6)   FGC was prepaid 60 times in August 2008, as of the calculation period from October 20, 2008 to October 31, 2008, with compliance as of October 29, 2008.

Bradesco	92

Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

The  Bradesco Organization is built on a solid foundation supported by strategic pillars, one of which is Information Technology, enabling it to offer customers with high quality services characterized by speed and security in carrying out operations at all of its service points.

Bradesco has consolidated its role as a pioneer company by releasing the Bradesco Internet TV, last June, at the 2011 International Banking Automation Congress (CIAB). This innovative service enables the customers to check their bank accounts directly from their TV set, through internet connection. At this first stage, services such as consultations of account balance, investments and recent activities, as well contact numbers of our customer service network are available.

Moreover, considering the strategic relevance of such channel, a new Internet Baking service has been developed and implemented, which includes state-of-the-art technological tools to this service, thus providing agility and safety in our customers’ transaction.

Guided by best practices and protected against contingencies, Bradesco’s IT infrastructure has central computers with capacity to process over 236,000 Mips (million instructions per second). Every day, an average of 221 million transactions are processed, with availability remaining at 99.87%. This environment is managed in order to transform the complex into the simple and manageable, while maintaining low operating risk and the scalability needed to support the Bank’s growth.

As a prerequisite for its continuous expansion, in the first half of 2011, Bradesco invested R$1,740 million in Infrastructure and IT in order to update its IT environment, drawing on best practices and existing technologies.

The total amount invested in recent years, including infrastructure (facilities, furniture and fixtures), can be found below:

	R$ million
	1H11	2010	2009	2008	2007
Infrastructure	291	716	630	667	478
Information Technology and Telecommunications	1,449	3,204	2,827	2,003	1,621
Total	1,740	3,920	3,457	2,670	2,099

93	Report on Economic and Financial Analysis – June 2011

Additional Information

Risk Management

Risk management is a highly strategic activity due to the increasing complexity of products and services offered and the globalization of the Organization’s business. Therefore, Bradesco is constantly enhancing its process.

The Organization’s decisions are based on factors that combine return on previously identified, measured and assessed risks, providing conditions required to meet strategic goals while working to strengthen the Organization.

The Organization deals with risk management in an integrated manner, providing unique policies,

processes, criteria and methodology for risk control by means of a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

Detailed information on the risk management process, reference shareholders’ equity and required reference shareholders’ equity, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradesco.com.br/ri.

Capital Adequacy Ratio

In June 2011, Bradesco's Reference Shareholders' Equity amounted to R$62,524 million, comparing to the Required Reference Shareholders' Equity of R$46,861 million, resulting in a R$15,663 million capital margin. This figure was mostly caused by a credit risk portion, representing 93% of the risk-weighted assets, resulting mainly from the expansion in credit operations.

The Capital Adequacy Ratio decreased 0.3 p.p., going from 15.0% in March 2011 to 14.7% in June 2011.

 Those figures were mainly affected by a R$3,032 million increase in Required Reference Shareholders' Equity, of which 84% originated from loan portfolio increase, resulting in higher demand for capital allocation.

In addition, it is worth mentioning the inclusion of Subordinated Financial Bills totaling R$1.5 billion, as authorized by Bacen in June, 2011, to compose the Reference Shareholders' Equity Level II.

Calculation Basis							R$ million
	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09
Reference Shareholders' Equity	62,524	59,923	56,147	55,920	52,906	56,062	55,928	53,500
Level I	55,110	53,240	49,897	48,081	46,284	47,821	46,529	43,305
Shareholders' Equity	52,843	51,297	48,043	46,114	44,295	43,087	41,754	38,877
Mark-to-Market Adjustments	1,947	1,660	1,678	1,590	1,752	1,347	1,328	1,480
Additional Provision	-	-	-	-	-	3,005	3,003	2,991
Reduction of Deferred Assets	(279)	(291)	(296)	(306)	(441)	(434)	(354)	(260)
Reduction of Tax Credits	-	-	-	-	-	-	-	(143)
non-controlling/Other	599	574	472	683	678	816	798	360
Level II	7,544	6,809	6,373	8,079	6,856	8,469	9,623	10,524
Mark-to-Market Adjustments	(1,947)	(1,660)	(1,678)	(1,590)	(1,752)	(1,347)	(1,328)	(1,480)
Subordinated Debt	9,491	8,469	8,051	9,669	8,608	9,816	10,951	12,004
Deduction of Funding Instruments	(130)	(126)	(123)	(240)	(234)	(228)	(224)	(329)
Risk-weighted Assets	426,007	398,443	380,844	356,103	332,430	334,107	313,719	301,773
Required Reference Shareholders' Equity (PRE)	46,861	43,829	41,892	39,171	36,567	36,752	34,509	33,195
Credit Risk	43,324	40,775	38,938	36,426	34,754	34,872	33,046	31,634
Operating Risk	2,690	2,690	2,574	2,574	1,678	1,678	1,133	1,133
Market Risk	847	364	380	171	135	202	330	428
Margin (Excess/ Reference Shareholders' Equity Insuficiency)	15,663	16,094	14,255	16,749	16,339	19,310	21,419	20,305
Leverage Margin	142,393	146,309	129,591	152,264	148,536	175,545	194,718	184,591
Capital Adequacy Ratio	14.7%	15.0%	14.7%	15.7%	15.9%	16.8%	17.8%	17.7%

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Independent Auditors' Report

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Independent Auditors’ Report

Independent auditors’ reasonable assurance report on the supplementary accounting information

To the Board of Directors

Banco Bradesco S.A.

Osasco - SP

Introduction

We have been engaged for the purpose of applying reasonable assurance procedures on the supplementary accounting information included in the Economic and Financial Analysis Report of Banco Bradesco S.A. ("Bradesco") for the quarter and semester ended June 30, 2011, which is prepared under the Bradesco´s Management responsibility. Our responsibility is to issue a Reasonable Assurance Report on this supplementary accounting information.

Scope, procedures applied and limitations

The reasonable assurance procedures were performed in accordance with the Brazilian Accounting Standard (NBC) TO 3000 – Assurance Engagement Other than Audit and Review, issued by the Brazilian Federal Accounting Council (CFC), and with the International Standard on Assurance Engagements (ISAE)  3000 - issued by the International Auditing and Assurance Standards Board (IASB), both for assurance engagements other than audits or reviews of historical financial information.

The reasonable assurance procedures comprised: (a) the planning of the work, considering the relevance of the supplementary financial information and the internal control systems that served as a basis for the preparation of the Economic and Financial Analysis Report of Bradesco, (b) the understanding of the calculation methodology and the consolidation of indicators by means of interviews with the managers responsible for the preparation of  the supplementary accounting information, and (c) the comparison of the financial and accounting indicators with the interim information disclosed as of this date and / or accounting records.

The procedures that were applied do not constitute an audit or review in accordance with Brazilian and international auditing and review standards. Additionally, our report does not provide reasonable assurance on the scope of future information (such as goals, expectations and future plans) and descriptive information which is subject to subjective evaluation.

Criteria for preparation of the supplementary accounting information

The supplementary accounting information disclosed in the Economic and Financial Analysis Report for the quarter and semester ended June 30, 2011 was prepared by the Bradesco´s Management, based on the consolidated financial information included in the financial statements and the criteria described in the Economic and Financial Analysis Report, aiming at enabling further analysis, but without being part of the financial statements disclosed on that date.

Conclusion

Based on the procedures applied, the supplementary accounting information included in the Economic and Financial Analysis Report for the quarter and semester ended June 30, 2011 are fairly presented, in all material aspects, in relation to the information referred to in the paragraph “Criteria for preparation of the supplementary accounting information”.

98	Report on Economic and Financial Analysis – June 2011

Independent Auditors’ Report

Independent auditors’ reasonable assurance report on the supplementary accounting information

Other information

The supplementary accounting information for the quarter ended March 31, 2011, which is presented herein by the Banco Bradesco S.A. Management as supplementary information, was reviewed by us and we issued on it a Limited Assurance Report, dated April 26, 2011, which did not include any modification.

The supplementary accounting information for the year ended December 31, 2010 and prior periods was reviewed by other independent auditors and they issued on it their report, dated January 28, 2011, which did not include any modification.

São Paulo, July 26, 2011

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP 014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP 212059/O-0

Bradesco      99

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the consolidated financial statements of Banco Bradesco S.A. for the first half of 2011, pursuant to the accounting practices adopted in Brazil and Lapplicable to institutions authorized to operate by the Brazilian Central Bank.

The current scenario marked by a gradual expansion in world GDP should remain in place over the coming months, despite the challenges posed by the adjustments implemented in developed economies. These conditions remain favorable for Brazil, whose assessment by investors and risk rating agencies continues to improve, supporting continued strong capital flows into Brazil. The country's more moderate growth expected for 2011, which reflects the strategy to converge inflation with the established target, has not altered the positive outlook for Brazil, which is grounded in investment and household consumption. Bradesco maintains its positive view of the country's stronger social mobility and infrastructure investments, which should support a higher level of GDP growth going forward.

The Bradesco Organization’s highlights in the first half of 2011 include:

•       Acquisition of Banco do Estado do Rio de Janeiro S.A (BERJ) shareholding control, at an auction held at BM&FBovespa – Securities, Commodities and Futures Exchange, on May 20, 2011. With this transaction, the Bank will provide the state of Rio de Janeiro with payroll, payments of suppliers and collection of state taxes services, among others, from January 2012 and December 2014;

•       The risk rating agency Fitch Ratings increased Bradesco’s long-term foreign currency rating and long and short-term domestic currency ratings and Moody’s Investors Service also increased the Bank's long and short-term deposit and long-term foreign currency senior debt ratings.

1.      Net income for the first half of 2011

Bradesco’s Net Income in the first half of 2011 was R$5.487 billion, corresponding to earnings per share of R$1.44 and an annualized return on average Shareholders’ Equity (*) of 22.88%. The annualized return on average Total Assets stood at 1.65%, compared to 1.70% on the same period of last year.

Taxes and contributions, including social security, paid or provisioned, totaled R$11.028 billion in the first half of 2011, of which R$3.992 billion corresponded to taxes withheld and collected from third parties and R$7.036 billion corresponded to taxes levied on the activities of Bradesco Organization, representing 128.23% of Net Income.

Dividends and Interest on Shareholders’ Equity paid to shareholders totaled R$1.876 billion in the first half of 2011, out of which R$940 million were paid as monthly and interim dividends and R$936 million was provisioned.

2.      Paid-in Capital and Reserves

In the end of the half year, paid-in Capital Stock came to R$30.100 billion. Together with Equity Reserves of R$22.743 billion, Shareholders’ Equity resulted in R$52.843 billion, up 19.30% from the same period last year and corresponded to a book value per share of R$13.82.

On June 30, Bradesco’s Market Capitalization, calculated based on the price of its shares, came to R$111.770 billion equivalent to 2.12 times the net book value, up 27.17% from the R$87.887 billion in the same period in 2010.

Managed Shareholders’ Equity stood at 7.75% of consolidated Assets, which totaled R$689.307 billion, for 18.83% growth over June 2010. Thus, the Capital Adequacy Ratio stood at 14.90% in the consolidated financial result and 14.68% in the consolidated economic and financial result, considerably higher than the 11% minimum established by National Monetary Council Resolution 2,099/94, in accordance with the Basel Committee. At the end of the half-year, in relation to Consolidated Reference Shareholders’ Equity, the fixed asset ratio stood at 47.13% in the consolidated financial result and 17.33% in the consolidated economic and financial result, thus within the 50% limit.

Bradesco declares that it has both the financial capacity and intent to hold until maturity those securities classified under “held-to-maturity securities”, in compliance with Article 8 of Circular Letter 3,068/01 by the Brazilian Central Bank.

3.      Funding and Assets under Management

Assets under management as of June 30 totaled R$933.960 billion, which represents an increase of 21.62% in comparison with the same period in 2010, broken down as follows:

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Management Report

•       R$377.765 billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Accounts, up 22.02% in comparison with the same period last year;

•       R$310.682 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, 18.00% up on June 2010;

•       R$139.035 billion in the Exchange Portfolio, Borrowings and Onlending, Working Capital, Tax Payment and Collection and Related Taxes, Funds From Issuance of Securities, Subordinated Debt in the Country, and Other Funding, 30.22% up on the same period last year;

•       R$93.938 billion in technical provisions for Insurance, Supplementary Private Pension Plans and Savings Bonds, a 18.45% improvement over the same period in 2010; and

•       R$12.540 billion in Foreign Funding, through public and private issues, Subordinated Debt and Securitization of Future Financial Flows, equivalent to US$8.033 billion.

4.      Loan Operations

Consolidated loan operations stood, expanded concept, at R$319.802 billion at the end of the period, up 23.13% in comparison with the same period in 2010, broken down as follows:

•       R$6.788 billion in Advances on Exchange Contracts, for a total portfolio of US$15.706 billion in Export Financing;

•       US$3.866 billion in Import Financing in Foreign Currency;

•       R$13.720 billion in Leasing;

•       R$14.823 billion in Rural Area business;

•       R$79.998 billion in Consumer Financing, which includes R$10.154 billion in Credit Card receivables;

•       R$43.443 billion in Sureties and Guarantees; and

•       R$29.647 billion in onlending of foreign and domestic funds, originating mainly from the Brazilian Bank of Economic and Social Development (BNDES), one of the main onlending agents.

With regard to Real Estate financing, the Organization allocated R$7.207 billion in the first half of 2011 for the construction and acquisition of own homes, corresponding to a total of 39,195 properties.

The consolidated balance of allowance for loan losses stood at R$17.365 billion, which corresponds to 6.92% of the total loan operations, of which R$3.003 billion are exceeding provision related to the minimum required by the Brazilian Central Bank.

5.      Bradesco Service Network

The Organization is present, direct and indirectly, in 100% of Brazilian cities, and several locations abroad through its Service Network, which is grounded on high level standards of efficiency and advanced technology, aimed at offering comfort and safety to its customers. At the end of the half year, the network consisted of 47,698 points, together with 32,714 machines in the Bradesco Dia & Noite Network, 32,205 of which also function on weekends and holidays, in addition to 12,389 machines in the Banco24Horas network and terminals shared by Bradesco, Banco do Brasil and Banco Santander, available to Bradesco Customers for withdrawals, account statements, checking of balances, borrowings, payments and transfers. In the payroll-deductible loans segment, it had 919 Bradesco Promotora correspondent branches, and in the vehicles segment, 21,096 Bradesco Financiamento points of sale:

6,648    Branches, PABs (Banking Service Branch) and PAAs (Advanced Service Branch) in Brazil (Branches: Bradesco 3,652, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1 and Banco Alvorada 1; PABs: 1,313; and PAAs: 1,659);

3          Branches Overseas, with 1 in New York, and 2 in Grand Cayman;

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8          Subsidiaries Overseas (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Europa S.A. in Luxembourg, Bradesco Securities, Inc. in New York, Bradesco Securities UK Limited in London, Bradesco Services Co. Ltd. in Tokyo, Bradesco Trade Services Limited in Hong Kong, Cidade Capital Markets Ltd., in Grand Cayman, Ibi Services, Sociedad de Responsabilidad Limitada in Mexico);

6,227    Banco Postal Branches;

29,263  Bradesco Expresso Points;

1,587    PAEs – Electronic Service Branches in Companies; and

3,962    External Terminals of the BradescoDia & NoiteATM network and 10,856 Banco24Horas ATM network, and shared information among Bradesco, Banco do Brasil and Banco Santander, with 2,045 common terminals shared by the networks.

6.      Banco Bradesco BBI

Banco Bradesco BBI, Bradesco Organization’s Investment Bank, advises customers in initial and secondary offers of shares, mergers and acquisitions and structuring and distribution of debt instruments, including debentures, promissory notes, CRIs, mortgage-backed investment funds, FIDCs and bonds in Brazil and abroad, in addition to structured financing operations for companies and Project Finance. In the first half-year, Bradesco BBI announced transactions totaling more than R$49.499 billion.

7.      Grupo Bradesco de Seguros e Previdência

Grupo Bradesco de Seguros e Previdência, the largest insurance group in Brazil, stands out in the Insurance, Open Private Pension Plans and Savings Bonds segments. On June 30, it posted Net Income of R$1.561 billion, with Shareholders’ Equity of R$12.375 billion. Net written premiums of insurance, pension contributions and savings bond revenues, totaled R$17.473 billion, up 24.92% from the same period in 2010.

8.      Corporate Governance

Bradesco Organization constantly seeks to strengthen its relationship with shareholders and other stakeholders, as well as its performance in all segments it operates, through more effective Corporate Governance practices which will lead to the enhancement of internal controls and more demanding professional conduct codes. The Company’s efforts to promote safety, reliability and dynamism can be seen in all departments.

The Bank has adopted several initiatives, among which we highlight:

•      Monthly, interim and complementary payment of Dividends and/or Interest on Shareholders’ Equity;

•      100% tag-along rights for common shareholders and 80% rights for preferred shareholders;

•    the creation of Bradesco Organization’s Corporate Governance, Prevention of Money Laundering and Terrorism Financing, Disclosure and Sustainability Executive Committees, among others; and

•    financial statements prepared according to International Financial Reporting Standards (IFRS).

It is worth noting that, in accordance with CVM Rule 381, Bradesco Organization, in the period, neither contracted nor was provided services by KPMG Auditores Independentes that were not related to external audit, in an amount exceeding 5% of the total cost of this audit. The policy adopted is in line with the principles of preserving the auditor’s independence, which are based on generally accepted international criteria, i.e., the auditor should not audit its own work, perform managerial duties at his client or promote the interests thereof.

At the Annual Shareholders’ Meeting held on March 10, 2011, the maintenance of the Fiscal Council was resolved, which will be composed of 3 sitting members and 3 alternates, whose terms of office expire in March 2012 and 1 sitting member and 1 alternate shall be elected by preferred shareholders.

  __104                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Management Report

8.1.  Internal Controls and Compliance

At Bradesco Organization the structure of the staff, with their absolute dedication, combined with the investments in technology and training, created the conditions necessary for Bradesco’s management of internal controls and compliance be effective, comply with the regulatory requirements and is aligned with international standards.

The ongoing evaluation and testing of the Organization’s process, system flows and controls are fully involved with efforts of the Bank’s various areas, the Internal Controls and Compliance Committee and the Audit Committee, and generates reports that are submitted to the Board of Directors. This process is in line with the principal control frameworks, such as the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Control Objectives for Information and Related Technology (COBIT), which encompass the business and technology aspects, respectively, and also complies with the requirements of the Public Company Accounting Oversight Board (PCAOB) and of Section 404 of the Sarbanes-Oxley Act in the United States.

In compliance with Section 404 of the Sarbanes-Oxley Act, a report that certifies internal control adequacy, jointly with the financial statements in US GAAP for the fiscal year ended December 31, 2010, was filed at the Securities and Exchange Commission (SEC) in May 2011.

Based on control assessments and adherence tests already conducted, in the first half of 2011 no deficiencies that could jeopardize the next certification of internal controls have been identified.

Prevention of Money Laundering and Terrorism Financing

In order to prevent and/or detect the utilization of its structure, products and services for money laundering purposes or to finance terrorism, Bradesco maintains specific policies, processes and systems. Meaningful investments are made in employee training, with programs in various formats, including informative brochures, videos, e-learning courses and on-site lectures for areas requiring these activities.

Suspicious or atypical cases are assessed by a commission that includes several areas and departments regarding the relevance of submitting to the proper authorities.

The Executive Committee to Prevent Money Laundering and Terrorism Financing, holds quarterly meetings to evaluate the works and verify the need to adopt certain measures, aiming at the alignment of procedures to the rules issued by regulatory agencies and the best national and international practices.

Independent Authentication of Models

Bradesco maintains a continuous process that critically analyzes Internal Models, guaranteeing quality and proper responses.  A specialized area, independent from those that create or use the models, is responsible for this process. It provides reports of its activities and results to managers, Internal Auditors and the Integrated Risk Management and Capital Allocation Committee, complying with the best practices and guidelines of the New Capital Accord – Basel II and the requirements of the Brazilian Central Bank.

Information Security

Composed of a set of controls, procedures, processes, organizational structures, policies and rules, Bradesco Organization's Information Security system seeks to protect data with respect to confidentiality, integrity and availability. The basis for the protection of information assets are described in Bradesco’s Information Security Policy and Rules.

Based on best international standards and practices, corporate awareness and training programs and the policy and rules are focuses on the protection of customers' data and the Organization's strategic information.

The Corporate Security Executive Committee meets on a quarterly basis to examine and approve guidelines, measures and orientations that support the processes and procedures concerning Information Security at the Organization.

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8.2.  Information Disclosure and Transparency Policies

Regarding its relationship with investors and the market, in the first half of 2011, Bradesco held 80 internal and external meetings with Brazilian and foreign investors, 108 conference calls, 14 events in Brazil and 16 abroad, out of which 7 were presentations given to the Association of Analysts and Capital Market Professionals (Apimec), and the 2nd Bradesco Open Day, aimed at investors from all over the world. Bradesco also disclose the Report on Economic and Financial Analysis, a very detailed document containing readers' most requested information. In addition, the Organization held the 4th meeting with shareholders and investors, jointly promoted with the National Investors' Institute (INI), 2 video chats with Bradesco’s Investors Relations Officer, aimed at individual investors and took part in Expomoney Fair in the cities of Florianópolis and Recife.

In the period, 9 events were broadcast live on the internet and simultaneously interpreted into English, in an attempt to democratize information. Those events could also be followed on Twitter.

All information regarding Bradesco Organization, such as its profile, history, shareholding structure, management reports, financial results, latest acquisitions, Apimec meetings and general information about the financial market are available on Bradesco’s Investor Relations website at  www.bradesco.com.br/ri.

Moreover, the Bank distributes on a bi-monthly basis, the following booklets: “Cliente Sempre em Dia", with a total circulation of 400 thousand copies, “PrimeLine”, with 186 thousand copies; “Acionista Sempre em Dia”, with 40 thousand copies, “Bradesco Magazine”, with 7 thousand copies, and  Fact Sheet, which is printed under request and brings Bradesco’s financial highlights in the period. All of those publications target the general public. The Annual Report and the Sustainability Report are published annually.

9.      Integrated Risk Control

9.1.  Risk Management

Risk management is a highly strategic activity due to the growing complexity of services and products offered and the globalization of the Organization's business, and for this reason it is always enhanced.

The Organization’s decisions are made based on factors that combine return on previously identified risk, measured and evaluated, creating conditions to reach the strategic objectives and providing for the institution’s strengthening.

The Organization approaches risk management in an integrated manner, unifying policies, processes, criteria and methods used to control risks through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is sponsored by specific management committees and policies approved by the Board of Directors.

9.2.  Credit Risk

Credit risk management is a continuous and evolutionary process of mapping, measuring and diagnosing the models, instruments and procedures in place, and requires a high degree of discipline and control when analyzing the operations carried out in order to preserve the integrity and independence of processes. Credit risk management considers all aspects related to the loan granting process, such as credit concentration, guarantees and terms, seeking to guarantee the expected quality of the portfolio.

The Organization continuously maps all activities that could generate exposure to credit risk, each being classified by probability and magnitude, in addition to identification of the risk-bearing activity’s managers, measurement and plan for mitigation. Control is exercised on a centralized and standardized corporate basis.

9.3.  Market risk

Market risk is carefully monitored, measured and managed. The Organization’s market risk exposure profile is conservative and guidelines are monitored independently, on a daily basis.

Market risk control is performed by all of the Organization’s companies on a centralized, corporate basis. All activities exposed to market risk are mapped, measured and classified by probability and magnitude, with their respective plans for mitigation duly approved by the governance structure.

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9.4.  Liquidity Risk

The Organization’s liquidity policy defines not only the minimum levels that must be observed, including considerations of stress scenarios, but also the types of financial instruments in which funds should be applied and the operational strategy to be used if needed.

Liquidity risk management process involves the daily monitoring of the composition of available funds, the observance of the minimum liquidity level and the contingency plan for stress situations. The control and monitoring of positions is conducted in a centralized manner.

9.5.  Operational Risk

The Organization considers the management of operational risk to be essential to the generation of added value. This risk is controlled in a centralized manner through identification, measurement, mitigation plans and management of operational risks, on a consolidated basis and by each company.

Among the plans for mitigation of operational risk, one of the most important is business continuity management, formal plans to be adopted during crisis situations, assuring the recovery and continuity of business, in turn preventing or mitigating financial losses.

10.    Human Resources

Bradesco Organization’s Human Resources Management Policy is based on acknowledging the value of its staff’s performance and their potential for achievement. Respect, transparency and the focus on the development of individuals’ potentialities through meaningful investments in training programs, aim to foster the staff’s professional development. The outcome of these polices can be seen in the quality and ever-growing efficiency of our services. In the first half of 2011, 1,561 courses were offered and attended by 968,569 people. Assistance benefits, which ensure the well-being of employees, improve the quality of life and safety of employees and their dependents, covered, in the end of the period, 198,748 lives.

11.    Sustainability at Bradesco Organization

Committed to social and environmental matters and its sustainable development, Bradesco grounds its commercial strategy on respectful development towards human beings and the environment. With regards to sustainability, the Organization divides its actions into three pillars:

-        Sustainable Finances - aims at fostering sustainable development thorough products that comply with social-environmental criteria. The concept of sustainable development is based on banking inclusion and loan democratization and is used for loan approvals and monitoring, and the offering of credit lines, investments, cards, insurance policies, private pension plans and savings bonds.

-        Responsible Management – it consists of initiatives based on our Sustainability Policy, on valuing and developing the potentialities of employees and other members of the value chain and on our commitment to the Global Compact, the Millennium Goals and the Equator Principles. These initiatives led Brads to be included in some sustainability indexes, such as the New York Stock Exchange Dow Jones Sustainability Index and the Corporate Sustainability Index (ISE) and Carbon Efficient Index (ICO2), both issued by BM&BOVESPA, and to receive a number of certifications and acknowledgments.

In June 2011, as part of the Eco-efficiency Program, Bradesco promoted the Environment Week, aimed at engaging employees in environmental actions. Moreover, the Bank’s greenhouse gas inventory was certified, under rule ISO 14064, by Fundação Vanzolini; and

-       Social and Environmental Investments – through private sector investments, sponsorships and donations, the Organization contributes to environmental preservation, social inclusion and the development of the communities where it operates through educational, cultural and environmental projects and events. Among those, we highlight Fundação Bradesco, Bradesco Sports and Education Program, Fundação SOS Mata Atlântica and Fundação Amazonas Sustentável.

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In the half-year, a set of indexes was created in order to measure the main impacts of those investments in society, resulting in more recognition for the achievements.

To learn more about Bradesco’s initiatives, go to www.bancodoplaneta.com.br.

Fundação Bradesco

With 40 schools installed in socially and economically underprivileged regions, in all the Brazilian states and the Federal District, Fundação Bradesco, the main social program of the Bradesco Organization develops a wide social and educational program, focused on improving the country’s education.

With a budget of R$307.994 million for 2011, Fundação Bradesco will provide services to 526 thousand people in the various segments in which it operates, of whom 111,639 will be students enrolled in its schools at Basic Education (Kindergarten to High School); Vocational Training - High School; Youth and Adult Education; and Preliminary and Continuing Vocational Training, and other 415 thousand educational events in other on-site and distance courses through the Virtual School - its e-learning portal, the Digital Inclusion Centers (CIDs) and programs made in partnerships, such as Educa+Ação. Meals, medical and dental assistance, uniform and school supplies are provided free of charge to approximately 50 thousand Basic Education students.

The National Volunteering Day, in its 9th edition, was, once again, an example of solidarity and social awareness. Over 35 thousand volunteers participated in the event, in over 160 locations, among them Fundação Bradesco's schools and the Digital Inclusion Centers (CIDs). Altogether, over 830 thousand initiatives were created in areas such as social education, leisure, sports and the environment.

Bradesco Sports and Education Program

The Bradesco Sports and Education Program, created by the Bradesco Organization 21 years ago, targets the social inclusion and citizenship of children and youth through education, health and well being projects and sports.

In the city of Osasco in São Paulo, the Program has 24 training and specialist centers to teach volleyball and basketball, the Sport Development center of ADC Bradesco Sports and Education, and Fundação Bradesco schools, schools in the city’s public school system, private schools and sports centers in the city. Every year, around 2 thousand girls aged from 8 to 18 participate in the program, reinforcing the commitment to represent a country that is increasingly open to valuing talent, effort and full exercise of citizenship.

12.    Recognitions

Rankings  – In the first half of 2011 Bradesco has being honored in several occasions, as follows:

•      The 6th most valuable brand in the global banking industry, according to a survey entitled “Brand Finance Global Banking 500 – 2011” conducted by the consulting firm Brand Finance and published in The Banker magazine. This is the first time that a bank from an emerging economy reaches the position;

•      The most valuable brand in Brazil, a position Bradesco has held since 2007, according to Brand Finance. In the global ranking of 500 companies, the Bank came in 28th;

•      Considered one of the 100 most sustainable companies in the world, according to the 7th edition of the Global 100 ranking, prepared by Corporate Knights magazine;

•      The most solid bank in Brazil and the 8th  strongest bank in the world, according to a study prepared by Bloomberg News, one of most important agencies on international business and finance news;

•      Ranked 6th among the ten largest banks in Latin America, according to Economatica;

•      Elected the Publicly Held Company of 2010 by the Association of Analysts and Capital Market Professionals (Apimec), entity that evaluates the performance of publicly held companies in Brazil;

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•      Considered the best company, among financial institutions, to start a career in, according to a survey jointly conducted by Você S/A magazine, part of the Exame Publishing Group, and Fundação Instituto de Administração (FIA) and Cia. de Talentos. It consists of a unique study which evaluated the working environment conditions and the management policies aimed at professionals that have recently started their careers;

•      The Best Company in Customer Service in 2010 in a recent survey conducted by Exame Magazine and Ibero-Brazilian Institute of Customer Relations (IBRC), which listed the best companies in customer service in Brazil. This is the second year in a roll that the Organization wins this award. Bradesco was also considered the bank which provides the best services on the internet, and holds third place in the general ranking; and

•      Stood out in a survey carried out by the Brazilian Institute of Consumer Defense (Idec), which evaluated practices and policies of financial institutions towards their customers. Bradesco stood out in the Customer Relationship, Advertisement and Collection categories, proving of its commitment to ethical business and customer services practices.

Ratings  – In the period, Bradesco has received the following ratings:

•      an AAA+ Rating for Sustainability of Management and Excellence (M&E), covering 592 points in strategic areas. The Bank has maintained the maximum score since it received its first rating in 2006, when it was the first Brazilian bank to be evaluated in areas concerning sustainability;

•     Fitch Ratings increased the Long-Term Foreign Currency Rating, from “BBB” to “BBB+”, the Domestic Currency Long-Term Rating, from “BBB+” to “A-“, the Domestic Short-Term Rating, from “F2” to “F1”.  Bradesco Seguros’s rating of Insurer Financial Strength was also increased from “BBB+” to “A-”; and

•      Moody’s Investors Service credit risk rating agency increased the Long-Term Deposit Rating in foreign currency from ‘Baa3’ to ‘Baa2’, with positive perspectives; the Short-Term Deposit Rating in foreign currency increased from ‘Prime-3’ to 'Prime-2'; and the Long-Term Senior Note Rating in foreign currency from ‘Baa2’ to ‘Baa1’, with positive perspectives.

13.    Acknowledgments

The accomplishments and achievements presented hereby show that we have chosen the right strategies to implement, all of which are always aimed at reaching the highest levels of quality and efficiency. Those advances were made possible thanks to the support and reliance of our shareholders and customers, and to our devoted working force. We are grateful for all of you.

Cidade de Deus, July 26, 2011

Board of Directors

and Board of Executive Officers

(*) Excludes the mark-to-market effect of available-for-sale securities recorded under shareholders’ equity.

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Consolidated Balance Sheet – R$ thousand

Assets	2011		2010
	June	March	June
Current assets	495, 155, 119	499, 118, 778	414, 795, 890
Cash and cash equivalents (Note 6)	7, 714, 874	6, 785, 081	6, 877, 457
Interbank investments (Notes 3d and 7)	84, 575, 252	98, 516, 216	95, 923, 112
Investments in federal funds purchased and securities sold under agreements to repurchase	78, 135, 490	92, 471, 087	88, 880, 212
Interbank deposits	6, 446, 925	6, 050, 876	7, 043, 091
Allowance for losses	(7, 163)	(5, 747)	(191)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	179, 004, 354	174, 158, 785	129, 429, 288
Own portfolio	116, 844, 984	116, 931, 942	113, 001, 849
Subject to repurchase agreements	55, 976, 522	52, 195, 585	5, 774,001
Derivative financial instruments (Notes 3f, 8e II and 32b)	2,132,589	3,155,559	908,295
Compulsory deposits - Brazilian Central Bank	1,301,564	-	3,711,922
Underlying guarantee provided	1,681,830	1,817,919	5,993,871
Securities subject to repurchase agreements but not restricted	1,066,865	57,780	39,350
Interbank accounts	66,167,257	66,150,022	49,348,400
Unsettled payments and receipts	942,100	435,934	852,411
Mandatory reserve (Note 9):
- Compulsory deposits - Brazilian Central Bank	65,162,438	65,677,216	48,404,254
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	3,768	4,326	10,866
Correspondent banks	58,373	31,968	80,291
Interdepartmental accounts	351,747	634,441	595,642
Internal transfer of funds	351,747	634,441	595,642
Loan operations (Notes 3g, 10 and 32b)	105,362,190	101,997,037	86,024,286
Loan operations:
- Public sector	652,559	676,917	832,401
- Private sector	114,789,148	110,955,075	94,170,634
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(10,079,517)	(9,634,955)	(8,978,749)
Leasing operations (Notes 2, 3g, 10 and 32b)	6,286,286	6,664,022	7,604,134
Leasing receivables:
- Public sector	7,915	8,779	11,512
- Private sector	11,990,230	12,573,437	14,173,636
Unearned income from leasing	(5,052,005)	(5,224,481)	(5,794,885)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(659,854)	(693,713)	(786,129)
Other receivables	44,134,183	42,819,434	37,448,179
Receivables on sureties and guarantees honored (Note 10a-3)	2,221	2,853	9,299
Foreign exchange portfolio (Note 11a)	13,929,604	16,208,394	12,776,985
Receivables	577,556	582,535	427,046
Securities trading	775,579	464,014	916,093
Specific loans	2,241	1,988	1,802
Insurance premiums receivable	2,288,886	2,178,518	1,996,339
Sundry (Note 11b)	27,206,452	23,994,071	22,026,571
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(648,356)	(612,939)	(705,956)
Other assets (Note 12)	1,558,976	1,393,740	1,545,392
Other assets	651,886	658,533	778,248
Provision for losses	(226,188)	(230,062)	(256,527)
Prepaid expenses (Notes 3i and 12b)	1,133,278	965,269	1,023,671
Long-term receivables	182,415,829	164,480,176	133,072,084
Interbank investments (Notes 3d and 7)	1,571,961	1,643,153	554,724
Interbank investments	1,571,961	1,643,153	554,724

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Consolidated Balance Sheet – R$ thousand

Assets	2011		2010
	June	March	June
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	52,420,217	43,322,816	27,325,707
Own portfolio	31,487,514	22,050,815	13,835,825
Subject to repurchase agreements	20,213,275	20,787,807	11,004,613
Derivative financial instruments (Notes 3f, 8e II and 32b)	126,483	100,609	698,686
Compulsory deposits - Brazilian Central Bank	-	-	841,123
Privatization currencies	84,482	85,456	90,829
Underlying guarantees provided	508,463	298,129	854,631
Interbank accounts	513,597	507,003	482,456
Restricted credits (Note 9):
- SFH – National Housing System	513,597	507,003	482,456
Loan operations (Notes 3g, 10 and 32b)	97,325,583	90,625,045	72,843,110
Loan operations:
- Public sector	421,086	319,920	396,981
- Private sector	102,279,805	95,442,924	76,897,760
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(5,375,308)	(5,137,799)	(4,451,631)
Leasing operations (Notes 2, 3g, 10 and 32b)	6,173,084	6,992,384	9,708,341
Leasing receivables:
- Public sector	1,213	2,442	8,014
- Private sector	12,699,616	14,174,313	18,720,394
Unearned income from leasing	(5,927,391)	(6,526,413)	(8,168,038)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(600,354)	(657,958)	(852,029)
Other receivables	23,875,332	20,956,251	21,796,117
Receivables	27,492	7,050	11,055
Securities trading	331,265	309,779	261,133
Sundry (Note 11b)	23,517,811	20,642,116	21,531,008
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(1,236)	(2,694)	(7,079)
Other assets (Note 12)	536,055	433,524	361,629
Other assets	565	565	563
Prepaid expenses (Notes 3i and 12b)	535,490	432,959	361,066
Permanent assets	11,736,065	11,787,658	10,232,242
Investments (Notes 3j, 13 and 32b)	1,698,969	1,674,688	1,553,104
Interest in unconsolidated companies:
- Local	1,165,547	1,151,300	1,072,669
Other investments	796,546	786,514	762,885
Allowance for losses	(263,124)	(263,126)	(282,450)
Premises and equipment (Notes 3k and 14)	3,656,011	3,662,771	3,420,421
Premises	1,136,336	1,113,543	1,024,955
Other assets	7,800,510	7,834,226	7,318,790
Accumulated depreciation	(5,280,835)	(5,284,998)	(4,923,324)
Leased assets (Note 14)	1,857	2,999	6,530
Leased assets	11,783	13,231	16,044
Accumulated depreciation	(9,926)	(10,232)	(9,514)
Intangible assets (Notes 3l and 15)	6,379,228	6,447,200	5,252,187
Intangible assets	11,433,948	11,173,081	9,061,745
Accumulated amortization	(5,054,720)	(4,725,881)	(3,809,558)
Total	689,307,013	675,386,612	558,100,216

The Notes are an integral part of the Financial Statements.

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Liabilities	2011		2010
	June	March	June
Current liabilities	417,659,158	413,616,722	328,089,064
Deposits (Notes 3n and 16a)	134,653,507	127,800,565	104,702,842
Demand deposits	33,007,178	31,777,641	32,754,590
Savings deposits	54,810,856	54,624,988	47,331,685
Interbank deposits	324,862	227,200	374,215
Time deposits (Notes 16a and 32b)	46,481,304	40,057,687	23,155,309
Other deposits	29,307	1,113,049	1,087,043
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	131,111,286	142,564,054	100,358,331
Own portfolio	89,572,204	84,365,553	26,915,908
Third-party portfolio	34,995,792	50,793,391	72,027,616
Unrestricted portfolio	6,543,290	7,405,110	1,414,807
Funds from issuance of securities (Notes 16c and 32b)	8,396,679	5,314,142	4,107,167
Mortgage and real estate notes, letters of credit and others	7,998,513	4,266,550	2,792,837
Debentures (Note 16c-1)	-	763,323	741,452
Securities issued abroad	398,166	284,269	572,878
Interbank accounts	370,193	225,823	272,192
Correspondent banks	370,193	225,823	272,192
Interdepartmental accounts	2,666,561	2,421,312	2,505,129
Third-party funds in transit	2,666,561	2,421,312	2,505,129
Borrowing (Notes 17a and 32b)	10,385,661	8,815,700	8,502,066
Borrowing abroad	10,385,661	8,815,700	8,502,066
Local onlending - official institutions (Notes 17b and 32b)	10,406,049	9,746,539	7,423,957
National treasury	17,087	35,016	19,236
National Bank for Economic and Social Development (BNDES)	4,115,691	3,729,634	2,317,173
Caixa Econômica Federal – Federal savings bank (CEF)	16,917	20,456	17,783
Fund for financing the acquisition of industrial machinery and equipment (Finame)	6,256,354	5,961,433	5,069,765
Foreign onlending (Notes 17b and 32b)	28,194	13,551	488,925
Foreign onlending	28,194	13,551	488,925
Derivative financial instruments (Notes 3f, 8e II and 32b)	1,056,517	2,189,042	987,358
Derivative financial instruments	1,056,517	2,189,042	987,358
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	73,089,533	69,289,919	60,302,401
Other liabilities	45,494,978	45,236,075	38,438,696
Collection of taxes and other contributions	3,147,130	4,145,036	2,397,041
Foreign exchange portfolio (Note 11a)	7,907,699	11,059,748	7,484,723
Social and statutory	1,706,462	933,728	1,474,808
Tax and social security (Note 20a)	5,582,901	3,702,277	2,885,980
Securities trading	1,055,059	1,005,756	1,257,852
Financial and development funds	314	208	169
Subordinated debts (Notes 19 and 32b)	5,561,632	4,889,404	4,924,111
Sundry (Note 20b)	20,533,781	19,499,918	18,014,012
Long-term liabilities	217,700,996	209,451,827	184,701,323
Deposits (Notes 3n and 16a)	78,907,404	76,021,874	73,749,127
Interbank deposits	3,645	25,049	80,733
Time deposits (Notes 16a and 32b)	78,903,759	75,996,825	73,668,394
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	33,093,209	36,424,727	30,775,382
Own portfolio	33,077,199	36,409,145	30,775,382
Unrestricted Portfolio	16,010	15,582	-

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Consolidated Balance Sheet – R$ thousand

Liabilities	2011		2010
	June	March	June
Funds from issuance of securities (Notes 16c and 32b)	20,646,883	16,386,857	8,622,194
Mortgage and real estate notes, letters of credit and others	14,107,106	11,561,631	3,477,010
Debentures (Note 16c-1)	-	224	217
Securities issued abroad	6,539,777	4,825,002	5,144,967
Borrowing (Notes 17a and 32b)	894,805	876,005	890,276
Borrowing abroad	894,805	876,005	890,276
Local onlending - official institutions (Notes 17b and 32b)	23,492,920	22,048,843	17,728,067
BNDES	8,794,621	8,247,719	7,566,093
CEF	55,845	66,421	69,628
FINAME	14,641,827	13,734,079	10,091,691
Other institutions	627	624	655
Derivative financial instruments (Notes 3f, 8e II and 32b)	164,815	168,655	109,534
Derivative financial instruments	164,815	168,655	109,534
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	20,848,770	20,689,616	19,005,986
Other liabilities	39,652,190	36,835,250	33,820,757
Tax and social security (Note 20a)	16,822,804	13,559,399	11,851,008
Subordinated debts (Notes 19 and 32b)	19,002,079	19,518,745	18,460,500
Sundry (Note 20b)	3,827,307	3,757,106	3,509,249
Deferred income	505,228	447,122	336,557
Deferred income	505,228	447,122	336,557
Non-controlling interest in subsidiaries (Note 22)	598,863	573,978	677,949
Shareholders' equity (Note 23)	52,842,768	51,296,963	44,295,323
Capital:
- Domiciled in Brazil	29,696,713	29,676,689	27,748,637
- Domiciled abroad	403,287	423,311	751,363
Capital reserves	11,441	11,441	62,614
Profit reserves	23,055,876	21,223,006	15,798,598
Asset valuation adjustments	(261,458)	25,607	(65,889)
Treasury shares (Notes 23d and 32b)	(63,091)	(63,091)	-
Shareholders’ equity managed by the Parent Company	53,441,631	51,870,941	44,973,272
Total	689,307,013	675,386,612	558,100,216

The Notes are an integral part of the Financial Statements.

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Consolidated Statement of Income – R$ thousand

	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Revenues from financial intermediation	21,210,823	20,919,615	42,130,438	31,870,725
Loan operations (Note 10j)	11,292,920	10,501,736	21,794,656	17,664,268
Leasing operations (Note 10j)	442,024	446,003	888,027	1,199,962
Operations with securities (Note 8h)	5,783,594	5,345,137	11,128,731	7,505,744
Financial income from insurance, private pension plans and savings bonds (Note 8h)	2,234,135	2,725,934	4,960,069	3,884,844
Derivative financial instruments (Note 8h)	(199,952)	371,989	172,037	408,791
Foreign exchange operations (Note 11a)	142,010	129,411	271,421	214,541
Compulsory deposits (Note 9b)	1,495,415	1,376,232	2,871,647	945,872
Sale or transfer of financial assets	20,677	23,173	43,850	46,703

Financial intermediation expenses	13,320,695	13,323,658	26,644,353	19,817,310
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	9,678,290	9,100,827	18,779,117	11,808,973
Monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds (Note 16e)	1,382,278	1,703,001	3,085,279	2,474,880
Borrowing and onlending (Note 17c)	(425,989)	(15,360)	(441,349)	1,051,928
Leasing operations (Note 10j)	980	1,145	2,125	3,246
Allowance for loan losses (Notes 3g, 10g and 10h)	2,685,136	2,534,045	5,219,181	4,478,283

Gross income from financial intermediation	7,890,128	7,595,957	15,486,085	12,053,415

Other operating income (expenses)	(3,285,543)	(3,466,955)	(6,752,498)	(5,626,672)
Fee and commission income (Note 24)	3,624,036	3,419,386	7,043,422	6,273,479
Other fee and commission income	2,818,443	2,669,093	5,487,536	4,997,519
Revenues from banking fees	805,593	750,293	1,555,886	1,275,960
Insurance, private pension plans and savings bonds retained premiums (Notes 3o and 21d)	9,564,654	7,787,348	17,352,002	13,846,973
Net premiums written	9,628,024	7,844,640	17,472,664	13,986,998
Reinsurance premiums	(63,370)	(57,292)	(120,662)	(140,025)
Variation of technical provisions for insurance, private pension plans and savings bonds (Note 3o)	(4,921,669)	(3,323,739)	(8,245,408)	(6,161,731)
Retained claims (Note 3o)	(2,737,051)	(2,705,338)	(5,442,389)	(4,590,992)
Savings bonds drawings and redemptions (Note 3o)	(641,642)	(549,274)	(1,190,916)	(970,031)
Insurance, private pension plans and savings bonds selling expenses (Note 3o)	(476,969)	(424,131)	(901,100)	(754,994)
Personnel expenses (Note 25)	(2,604,610)	(2,435,946)	(5,040,556)	(4,358,267)
Other administrative expenses (Note 26)	(3,092,268)	(3,037,311)	(6,129,579)	(5,227,163)
Tax expenses (Note 27)	(1,028,183)	(895,158)	(1,923,341)	(1,456,892)
Equity in the earnings of unconsolidated companies (Note 13b)	15,877	34,188	50,065	47,771
Other operating income (Note 28)	3,673,486	685,956	4,359,442	1,261,577
Other operating expenses (Note 29)	(4,661,204)	(2,022,936)	(6,684,140)	(3,536,402)
Operating income	4,604,585	4,129,002	8,733,587	6,426,743
Non-operating income (Note 30)	(74,020)	(55,522)	(129,542)	(217,427)
Income before taxes on income and non-controlling interest	4,530,565	4,073,480	8,604,045	6,209,316
Income taxes and social contribution (Notes 34a and 34b)	(1,721,140)	(1,297,777)	(3,018,917)	(1,665,899)
Non-controlling interest in subsidiaries	(24,036)	(73,664)	(97,700)	(35,393)
Net income	2,785,389	2,702,039	5,487,428	4,508,024

The Notes are an integral part of the Financial Statements.

  __114                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Statement of Changes in Shareholders' Equity – R$ thousand

	Events	Paid-up capital		Capital reserves		Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
		Capital stock	Unrealized capital	Goodwill from share subscription	Other	Legal	Statutory	Bradesco	Subsidiaries
	Balances on December 31, 2009	26,500,000	-	56,465	6,149	2,254,302	12,768,368	7,921	349,420	(188,874)	-	41,753,751
	Capital increase through reserves	2,000,000	-	-	-	-	(2,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(4,740)	-	(4,740)
	Cancellation of treasury shares	-	-	-	-	-	(193,614)	-	-	193,614	-	-
	Asset valuation adjustments	-	-	-	-	-	-	109,202	(532,432)	-	-	(423,230)
	Net income	-	-	-	-	-	-	-	-	-	4,508,024	4,508,024
Allocations:	Reserves	-	-	-	-	225,401	2,744,141	-	-	-	(2,969,542)	-
	Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	-	(1,257,960)	(1,257,960)
	Dividends paid	-	-	-	-	-	-	-	-	-	(280,522)	(280,522)
	Balance on June 30, 2010	28,500,000	-	56,465	6,149	2,479,703	13,318,895	117,123	(183,012)	-	-	44,295,323

	Balance on December 31, 2010	30,000,000	(1,500,000)	56,465	6,149	2,755,385	16,726,601	172,294	(163,995)	(10,049)	-	48,042,850
	Capital increase through reserves	100,000	-	(56,465)	(6,149)	(37,386)	-	-	-	-	-	-
	Capital increase through share subscription	-	1,500,000	-	-	-	-	-	-	-	-	1,500,000
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(53,042)	-	(53,042)
	Goodwill from share subscription	-	-	11,441	-	-	-	-	-	-	-	11,441
	Asset valuation adjustments	-	-	-	-	-	-	14,414	2,894	-	-	17,308
	Net income	-	-	-	-	-	-	-	-	-	2,702,039	2,702,039
Allocations:	Reserves	-	-	-	-	135,102	1,643,304	-	-	-	(1,778,406)	-
	Interest on shareholders’ equity provisioned	-	-	-	-	-	-	-	-	-	(766,998)	(766,998)
	Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	-	(156,635)	(156,635)
	Balance on March 31, 2011	30,100,000	-	11,441	-	2,853,101	18,369,905	186,708	(161,101)	(63,091)	-	51,296,963

	Balance on December 31, 2010	30,000,000	(1,500,000)	56,465	6,149	2,755,385	16,726,601	172,294	(163,995)	(10,049)	-	48,042,850
	Capital increase through reserves	100,000	-	(56,465)	(6,149)	(37,386)	-	-	-	-	-	-
	Capital increase through share subscription	-	1,500,000	-	-	-	-	-	-	-	-	1,500,000
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(53,042)	-	(53,042)
	Goodwill from share subscription	-	-	11,441	-	-	-	-	-	-	-	11,441
	Asset valuation adjustments	-	-	-	-	-	-	(24,396)	(245,361)	-	-	(269,757)
	Net income	-	-	-	-	-	-	-	-	-	5,487,428	5,487,428
Allocations:	Reserves	-	-	-	-	274,371	3,336,905	-	-	-	(3,611,276)	-
	Interest on shareholders’ equity provisioned	-	-	-	-	-	-	-	-	-	(1,560,353)	(1,560,353)
	Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	-	(315,799)	(315,799)
	Balance on June 30, 2011	30,100,000	-	11,441	-	2,992,370	20,063,506	147,898	(409,356)	(63,091)	-	52,842,768

The Notes are an integral part of the Financial Statements.

Bradesco      115

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Value Added Statement – R$ thousand

Description	2011						2010
	2nd Quarter	%	1st Quarter	%	1st Half	%	1st Half	%
1 – Income	22,121,626	265.7	21,419,989	283.1	43,541,615	274.0	32,949,337	267.5
1.1) Financial intermediation	21,210,823	254.7	20,919,615	276.5	42,130,438	265.1	31,870,725	258.8
1.2) Fee and commission	3,624,036	43.5	3,419,386	45.2	7,043,422	44.3	6,273,479	50.9
1.3) Allowance for loan losses	(2,685,136)	(32.2)	(2,534,045)	(33.5)	(5,219,181)	(32.8)	(4,478,283)	(36.4)
1.4) Other	(28,097)	(0.3)	(384,967)	(5.1)	(413,064)	(2.6)	(716,584)	(5.8)
2 – Financial intermediation expenses	(10,635,559)	(127.7)	(10,789,613)	(142.6)	(21,425,172)	(134.8)	(15,339,027)	(124.5)
3 – Inputs acquired from third-parties	(2,582,872)	(31.1)	(2,519,613)	(33.3)	(5,102,485)	(32.1)	(4,301,985)	(34.9)
Materials, water, electricity and gas	(151,525)	(1.8)	(139,578)	(1.8)	(291,103)	(1.8)	(236,348)	(1.9)
Third-party services	(873,845)	(10.5)	(839,301)	(11.1)	(1,713,146)	(10.8)	(1,454,281)	(11.8)
Communication	(391,434)	(4.7)	(377,179)	(5.0)	(768,613)	(4.8)	(677,084)	(5.5)
Financial system services	(121,195)	(1.5)	(108,630)	(1.4)	(229,825)	(1.4)	(178,217)	(1.4)
Advertising and marketing	(193,502)	(2.3)	(202,385)	(2.7)	(395,887)	(2.5)	(308,700)	(2.5)
Transportation	(179,878)	(2.2)	(179,026)	(2.4)	(358,904)	(2.3)	(303,150)	(2.5)
Data processing	(219,023)	(2.6)	(225,357)	(3.0)	(444,380)	(2.8)	(396,578)	(3.2)
Maintenance and repairs	(138,665)	(1.7)	(122,760)	(1.6)	(261,425)	(1.6)	(217,125)	(1.8)
Security and surveillance	(79,855)	(1.0)	(76,080)	(1.0)	(155,935)	(1.0)	(132,609)	(1.1)
Travel	(35,660)	(0.4)	(35,221)	(0.5)	(70,881)	(0.4)	(50,038)	(0.4)
Other	(198,290)	(2.4)	(214,096)	(2.8)	(412,386)	(2.7)	(347,855)	(2.8)
4 – Gross value added (1-2-3)	8,903,195	106.9	8,110,763	107.2	17,013,958	107.1	13,308,325	108.1
5 – Depreciation and amortization	(590,741)	(7.1)	(580,244)	(7.7)	(1,170,985)	(7.4)	(1,040,462)	(8.4)
6 – Net value added produced by the Entity (4-5)	8,312,454	99.8	7,530,519	99.5	15,842,973	99.7	12,267,863	99.7
7 – Value added received in transfer	15,877	0.2	34,188	0.5	50,065	0.3	47,771	0.3
Equity in earnings (losses) of unconsolidated companies	15,877	0.2	34,188	0.5	50,065	0.3	47,771	0.3
8 – Value added to distribute (6+7)	8,328,331	100.0	7,564,707	100.0	15,893,038	100.0	12,315,634	100.0
9 – Value added distributed	8,328,331	100.0	7,564,707	100.0	15,893,038	100.0	12,315,634	100.0
9.1) Personnel	2,263,469	27.3	2,108,212	27.9	4,371,681	27.6	3,769,686	30.6
Salaries	1,191,228	14.3	1,150,536	15.2	2,341,764	14.7	2,063,570	16.8
Benefits	510,524	6.1	495,444	6.5	1,005,968	6.3	841,433	6.8
FGTS (Government Severance Indemnity Fund for Employees)	110,365	1.3	106,268	1.4	216,633	1.4	188,161	1.5
Other	451,352	5.6	355,964	4.8	807,316	5.2	676,522	5.5
9.2) Taxes, fees and contributions	3,090,464	37.1	2,520,669	33.3	5,611,133	35.3	3,711,372	30.1
Federal	2,979,583	35.8	2,404,589	31.8	5,384,172	33.9	3,504,280	28.4
State	994	-	1,115	-	2,109	-	3,200	-
Municipal	109,887	1.3	114,965	1.5	224,852	1.4	203,892	1.7
9.3) Third-party capital compensation	164,973	1.9	160,123	2.1	325,096	2.0	291,159	2.4
Rentals	162,280	1.9	157,090	2.1	319,370	2.0	280,534	2.3
Asset leasing	2,693	-	3,033	-	5,726	-	10,625	0.1
9.4) Shareholders' equity remuneration	2,809,425	33.7	2,775,703	36.7	5,585,128	35.1	4,543,417	36.9
Interest on shareholders’ equity	793,355	9.5	766,998	10.1	1,560,353	9.8	1,257,960	10.2
Dividends	159,164	1.9	156,635	2.1	315,799	2.0	280,522	2.3
Retained earnings	1,832,870	22.0	1,778,406	23.5	3,611,276	22.7	2,969,542	24.1
Interest of non-controlling shareholders in retained earnings	24,036	0.3	73,664	1.0	97,700	0.6	35,393	0.3

The Notes are an integral part of the Financial Statements.

__116                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Consolidated Statement of Cash Flows – R$ thousand

	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Cash flow from operating activities:
Net Income before income tax and social contribution	4,530,565	4,073,480	8,604,045	6,209,316
Adjustments to net income before taxes	8,807,289	5,774,461	14,581,750	10,007,988
Allowance for loan losses	2,685,136	2,534,045	5,219,181	4,478,283
Depreciation and amortization	590,741	580,244	1,170,985	1,040,462
Losses from/provisions for asset impairment	1,377	4,590	5,967	(658)
Expenses with civil, labor and tax provisions	4,055,468	850,196	4,905,664	1,859,723
Expenses with restatement and interest from technical provisions for insurance, private pension plans and savings bonds	1,382,278	1,703,001	3,085,279	2,474,880
Equity in the earnings (losses) of unconsolidated companies	(15,877)	(34,188)	(50,065)	(47,771)
(Gain)/loss on sale of investments	-	-	-	617
(Gain)/loss on sale of fixed assets	1,818	966	2,784	2,305
(Gain)/loss on sale of foreclosed assets	66,314	61,373	127,687	179,374
Other	40,034	74,234	114,268	20,773
Adjusted net income before taxes	13,337,854	9,847,941	23,185,795	16,217,304
(Increase)/decrease in interbank investments	(1,480,524)	2,622,016	1,141,492	14,447,694
(Increase)/decrease in securities and derivative financial instruments	(12,602,148)	2,588,550	(10,013,598)	(303,328)
(Increase)/decrease in interbank and interdepartmental accounts	133,706	(1,627,451)	(1,493,745)	(1,395,490)
(Increase) in loan and leasing operations	(11,533,592)	(10,963,644)	(22,497,236)	(23,228,198)
(Increase)/decrease in insurance premiums receivable	(110,368)	(261,456)	(371,824)	271,252
Increase in technical provisions for insurance, private pension plans and savings bonds	2,576,490	1,099,443	3,675,933	1,261,586
Increase in deferred income	58,106	86,767	144,873	15,932
(Increase) in other receivables and other assets	(3,078,311)	(5,475,538)	(8,553,849)	(5,612,119)
(Increase)/decrease in reserve requirements in the Brazilian Central Bank	514,778	(480,197)	34,581	(30,480,625)
Increase in deposits	9,738,472	10,621,840	20,360,312	7,378,885
Increase/(decrease) in federal funds purchased and securities sold under agreements to repurchase	(14,784,286)	7,491,621	(7,292,665)	17,860,667
Increase in funds from issue of securities	7,342,563	4,027,048	11,369,611	5,246,777
Increase in borrowings and onlending	3,706,991	3,304,413	7,011,404	7,705,555
Increase/(decrease) in other liabilities	(3,767,788)	8,132,303	4,364,515	5,201,288
Income tax and social contribution paid	(1,293,025)	(2,173,771)	(3,466,796)	(1,948,588)
Net cash provided by/(used in) operating activities	(11,241,082)	28,839,885	17,598,803	12,638,592
Cash flow from investment activities
(Increase) in available-for-sale securities	(2,340,799)	(4,441,564)	(6,782,363)	(7,400,988)
(Increase) in held-to-maturity securities	(423,397)	(465,282)	(888,679)	(2,289,110)
Proceeds from sale of foreclosed assets	63,009	41,854	104,863	102,532
Divestments	1,029	1,565	2,594	4,920
Proceeds from the sale of premises and equipment and operating leased assets	-	8,398	8,398	147,308
Acquisition of foreclosed assets	(162,157)	(127,308)	(289,465)	(442,034)
Acquisition of investments	(10,515)	(119,734)	(130,249)	(10,244)
Acquisition of premises and equipment and operating leased assets	(253,639)	(186,158)	(439,797)	(489,790)
Investment in intangible assets	(227,582)	(403,339)	(630,921)	(572,002)
Dividends and interest on shareholders' equity received	36,415	13,350	49,765	30,626
Net cash provided by/(used in) investing activities	(3,317,636)	(5,678,218)	(8,995,854)	(10,918,782)
Cash Flow from financing activities:
Increase/(decrease) in subordinated debts	155,562	(1,906,797)	(1,751,235)	280,634
Capital increase in cash and goodwill in share subscription	-	1,511,441	1,511,441	-
Dividends and interest on shareholders’ equity paid	(159,164)	(2,141,134)	(2,300,298)	(1,781,642)
Non-controlling interest	849	28,778	29,627	(155,119)
Acquisition of own shares	-	(53,042)	(53,042)	(4,740)
Net cash provided by/(used) in financing activities	(2,753)	(2,560,754)	(2,563,507)	(1,660,867)
Net increase/(decrease) in cash and cash equivalents	(14,561,471)	20,600,913	6,039,442	58,943
Cash and cash equivalents – At the beginning of the period	56,841,295	36,240,382	36,240,382	82,720,913
Cash and cash equivalents – At the end of the period	42,279,824	56,841,295	42,279,824	82,779,856
Net increase/(decrease) in cash and cash equivalents	(14,561,471)	20,600,913	6,039,442	58,943

The Notes are an integral part of the Financial Statements.

Bradesco      117

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

We present below the Notes to the Consolidated Financial Statements of Bradesco, subdivided as follows:

__118                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, insurance, private pension plans and savings bonds. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches, direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, including SPEs. They were prepared based on accounting practices determined by Laws 4,595/64 (Brazilian Financial System Law) and 6,404/76 (Brazilian Corporation Law), with the amendments introduced by Laws 11,638/07 and 11,941/09 related to the accounting of operations, as well as the rules and instructions of the Monetary National Council (CMN) and the Brazilian Central Bank (Bacen), Securities and Exchange Commission of Brazil (CVM), when applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS), and consider the financial statements of leasing companies based on the finance lease method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these consolidated financial statements, as well as highlighting the net income and shareholders’ equity due to the non-controlling shareholders. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the interest in the capital stock of each investee. Goodwill determined on acquisition of investments in subsidiaries and jointly-controlled companies is presented under investments and intangible assets (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income statement account together with changes in the value of derivative financial instruments, in order to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of the allowance for loan losses; estimates of the fair value of certain financial instruments; civil, tax and labor provisions; losses from impairment of securities classified as available-for-sale and held-to-maturity and non-financial assets; other provisions; the calculation of technical provisions for insurance, private pension plans and savings bonds; and the determination of the useful life of specific assets. Actual results could differ from those established by these estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on July 26, 2011.

Bradesco      119

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

We present below the main direct and indirect investees included in the Consolidated Financial Statements:

	Activity	Total ownership
		2011		2010
		June 30	March 31	June 30
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.95%	99.95%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Ibi S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (1) (2) (3)	Services	28.65%	28.65%	26.56%
Financial Area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A. (5)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (4)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Nassau Branch (8)	Banking	-	-	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Private Pension Plans and Savings Bonds Area
Atlântica Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Dental S.A. (6)	Insurance/dental health	-	-	43.50%
Odontoprev S.A.	Insurance/dental health	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private pension plans/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other activities
Andorra Holdings S.A. (7)	Holding	100.00%	100.00%	54.01%
Bradseg Participações Ltda.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

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Notes to the Consolidated Financial Statements

(1)   Company proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;

(2)   Increase in interest by partial acquisition in July 2010;

(3)   The special purpose entity Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);

(4)   The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);

(5)   Current name of Banco Bradesco Luxembourg S.A.;

(6)   Company merged by Odontoprev in July 2010;

(7)   Increase of interest by share acquisition in December 2010; and

(8)   Activities discontinued in January 2011 and operations were transferred to Banco Bradesco S.A. Grand Cayman Branch.

3)      SIGNIFICANT ACCOUNTING POLICIES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Reais, which is Bradesco’s functional currency. Operations of foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and therefore, assets, liabilities and results are adjusted to comply with accounting practices adopted in Brazil and translated into Reais using the exchange rate of the applicable currency. Gains and losses arising from this translation process are reallocated in the period’s income to the item “Derivative Financial Instruments”.

b)   Determination of net income

Net income is determined on the accrual basis of accounting, which establishes that income and expenses should be included in the determination of net income in the period to which they relate, always simultaneously when they are correlated, regardless of receipt or payment.

Transactions with fixed rates are recorded at their redemption value and unearned income and unexpired expenses are recorded as a deduction from the corresponding assets and liabilities. Financial income and expenses are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to foreign transactions which are calculated based on the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted to the balance sheet date.

Insurance and coinsurance premiums accepted, net of premiums assigned in coinsurance and reinsurance, as well as corresponding commissions, are appropriated to income over the period of corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis, during the risk coverage period, by means of accrual and reversal of unearned premiums reserve and deferred selling expenses. Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and reinsurance companies, respectively.

Supplementary pension plan contributions and life insurance premiums with a survival clause are recognized in income as they are received.

Revenue from savings bonds is recorded when effectively received, except for pre-printed bonds of fixed amount and lump-sum payment, which are recorded at the time of issue. The expenses for placement of bonds, classified as “Selling Expenses,” are recognized as they are incurred.

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Notes to the Consolidated Financial Statements

Brokerage expenses are recorded when the respective savings bond contributions are effectively received. Redemptions and drawings are recorded simultaneously to the accounting for the corresponding revenues.

Expenses with technical provisions for private pension plans and savings bonds are recorded at the same time as their corresponding revenues are recognized.

c)   Cash and cash equivalents

Cash and cash equivalents are represented by: cash in domestic and foreign currency, investments in gold, open market investments and deposits in other banks with maturities on the application date of 90 days or less and present an insignificant risk of change in fair value, used by Bradesco to manage its short-term commitments.

d)   Interbank investments

Purchase and sale commitments with unrestricted movement agreements are adjusted to market value. Other investments are recorded at acquisition cost, plus income earned up to the balance sheet date, net of loss accrual, when applicable.

e)   Securities – Classification:

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at the acquisition cost, plus income earned and adjusted to market value against the income for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at their acquisition cost, plus income earned against the income for the period and adjusted to market value against shareholders' equity, net of tax effects, which will be only recognized in the income when effectively realized; and

•       Held-to-maturity securities – securities for which there is intention and financial capacity to hold in the portfolio up to maturity. They are recorded at acquisition cost, plus earnings recognized against income for the period.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments, are stated at their estimated fair value in the consolidated balance sheet. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

f)    Derivative financial instruments (assets and liabilities)

Classified based on Management’s intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customers’ requests for the management of their positions. Gains and losses are recorded in income or expense accounts of the respective financial instruments.

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Notes to the Consolidated Financial Statements

Derivative financial instruments used to mitigate risks deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature as:

•       Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

•       Cash flow hedge: financial instruments classified in this category, the effective valuation or devaluation portion is recorded, net of tax effects, in a specific account in shareholders’ equity. The non-effective portion of the respective hedge is directly recognized in the income statement.

g)   Loan and leasing operations, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with credit characteristics are classified in their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682/99, at nine levels of risk from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment risk. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682/99 is also taken into account for client risk rating purposes as follows:

Past-due period (1)	Client rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)   For operations with unexpired term of over 36 months, the past-due periods are doubled, as allowed by CMN Resolution 2,682/99.

The accrual of revenue from operations past due up to 59 days is recorded in income and subsequent to the 60th day, in unearned income, and it will only be recognized in income upon effective receipt.

H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

Renegotiated operations are maintained, at least, at the same classification as their prior rating. Renegotiations already charged-off against the allowance and which were recorded in memorandum accounts are rated as “H” level and any possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant payment on the operation or when new material facts justify a change in risk level, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

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Notes to the Consolidated Financial Statements

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax difference in leasing depreciation and mark-to-market adjustments of securities is recorded in “Other Liabilities – Tax and Social Security”. Only income tax rate is applied on tax difference in leasing depreciation.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions to which they refer. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on current expectations for realization, taking into account the technical studies and analyses carried out by Management.

The provision for income tax is recorded at a base rate of 15% of taxable income, plus a 10% surcharge. Social contribution on net income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies.

Tax credits brought forward from previous periods prior to the legislation that increased the social contribution rate to 15% for financial and insurance companies, were recorded up to the limit of the corresponding consolidated tax liabilities (Note 34).

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

Pursuant to Law 11,941/09, changes in the determination criteria for income, costs and expenses included in the net income for the period, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not have effect on taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 will be considered. For accounting purposes, the tax effects of adopting the laws abovementioned are recorded in the corresponding deferred tax assets and liabilities.

i)    Prepaid expenses

Prepaid expenses are payments for future benefits or services, which are registered in the income statements according to the accrual method of accounting.

This group is basically represented by: (i) commissions paid to resellers in vehicle financing; (ii) commissions paid to insurance brokers; and (iii) advance payments of advertising and marketing expenses (Note 12b).

j)    Investments

Investments in subsidiaries, jointly-controlled companies and affiliates, with significant influence over the investee or ownership of 20% or more in voting capital, are evaluated by the equity accounting method.

Tax incentives and other investments are assessed at acquisition cost, net of the provision for impairment, when applicable.

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Notes to the Consolidated Financial Statements

k)   Fixed assets

Correspond to tangible assets used in the Bank’s activities or acquired for this purpose, including those deriving from operations which transfer risks, benefits and controls of the assets.

Fixed assets are stated at acquisition cost, net of the respective accumulated depreciations, calculated on the straight-line method according to the estimated economic useful life of assets, being: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a. and restated by impairment, when applicable.

l)    Intangible assets

Intangible assets are intangible rights acquired for business activities or exercised with that purpose.

Intangible assets comprise:

•       Future profitability/client portfolio acquired and acquisition of the right to provide banking services:

These are recorded and amortized, when applicable, over the period in which the asset will directly and indirectly contribute to the future cash flow and adjusted by impairment, when applicable; and

•       Software:

Software is recorded at cost less amortization on the straight-line method during the estimated useful life (20% to 50% p.a.), as of the date it is available for use  and adjusted by impairment, when applicable. Internal software development expenses are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, as well as reliably measuring costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

m)  Asset impairment

Securities classified as available-for-sale and held-to-maturity, as well as non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment. If loss is reported, it must be recognized in the income statement for the period when the book value of an asset exceeds its recoverable value (calculated as: (i) the potential sale value or realization value less the respective expenses or (ii) the value in use calculated by the cash-generating unit, whichever the highest).

A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups.

n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily prorated basis.

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Notes to the Consolidated Financial Statements

o)   Technical provisions related to insurance, private pension plans and savings bonds activities

Technical provisions are calculated according to actuarial technical notes as set forth by Susep and ANS, and criteria set forth by CNSP Resolutions 162/06, 181/07, 195/08 and 204/09.

•       Basic, life and health insurance lines:

-   Unearned Premiums Provision (PPNG) comprises retained premiums (except reinsurance assignment, since according to CNSP Resolution 195/08, as of 2009, insurance companies should not deduct the amounts transferred to third parties through reinsurance operations from the calculation of provisions), which are deferred during the term of effectiveness of the insurance policies, determining the daily prorated  value of the unearned premium of the unexpired risk period (future risk of policies in effect). According to Resolution 206/09,  ANS eliminated PPNG for private healthcare companies and insurance companies. It also established the accounting of “pro-rata temporis” earned premiums;

-   The provision for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by policyholders/beneficiaries. Pursuant to CNSP Resolution 195/08, as of 2009, insurance companies cannot deduct the amounts transferred to third parties through reinsurance operations from calculation of provisions;

-   The provision for unsettled claims is recorded based on indemnity estimates for notices of claims received from policyholders/beneficiaries up to the balance sheet date. The provision is monetarily restated and includes all claims under litigation. In the case of health insurance, the provision for unsettled claims comprises the following: (i) up to February 2011, only litigations, which complements the IBNR provision; (ii) as from March 2011, the estimated payments, according to claims reported up to the end of the quarter;

-   The supplementary premium provision (PCP) is recorded on a monthly basis to complement the PPNG and includes estimates for the risks in effect but not issued (RVNE);

-   The provision for insufficient premiums is recorded when there is insufficiency of the unearned premium provision to cover incurred claims, considering expected indemnities and related expenses, throughout periods to be incurred related to risks in effect on the reference date of calculation;

-   Other technical provisions refer to the provision for future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a method included in the actuarial technical note approved by ANS.  For basic lines, this provision refers to premiums of extended warranty for products whose manufacturer’s guarantee has not ended;

-   The provision for benefits to be granted, of the individual health plan portfolio, refers to a 5-year coverage for dependents if the policyholder is deceased, adopting a formulation included in the actuarial technical note approved by ANS; and

-   The provision for benefits granted of the individual health plan portfolio comprises liabilities arising from payment release contractual clauses referring to health plan coverage, and its accounting complies with Resolution - RN 75/04 of ANS, and premiums for the payment release of Bradesco Saúde policyholders -“Plano GBS”.

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Notes to the Consolidated Financial Statements

•       Supplementary private pension plans and life insurance covering survival:

-   The mathematical provision for benefits to be granted refers to participants whose benefits have yet to begin. In private pension plans known as “traditional”, the provision represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations assumed under retirement, disability, pension and regular income plans. The provision is calculated using methodologies and premises set forth in the Actuarial Technical Notes;

-   Mathematical provisions of benefits to be granted pegged to life insurance and unrestricted benefit generating private pension plans (VGBL and PGBL) represent the amount of contributions made by participants, net of carrying costs and other contractual charges, plus financial earnings generated by investments in fund quotas in Exclusive Investment Funds (FIEs);

-   The mathematical provision for benefits granted refers to participants already using the benefits and corresponds to the present value of future obligations related to the payment of ongoing benefits;

-   The contribution insufficiency provision (PIC) is recorded for an eventual unfavorable fluctuation in technical risks taken in the mathematical provision for benefits to be granted, in the mathematical provision for benefits granted, considering that the participants are likely to have a higher survival rate. In plans covering survival, the provision is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male (normalized) for males and AT-2000 Female (normalized) for females, with improvement of 1.5% p.a. and actual interest rate of 4% p.a. In disability plans covering survival risks, the provision takes into consideration the biometric AT-49 Male table and real interest rate of 4% p.a. Improvement is a technique that automatically updates the survival table, considering the expected increase in future survival rates;

-   The financial fluctuation provision is recorded up to a limit of 15% of the mathematical provision for benefits to be granted related to private pension plans in the category of variable contribution with guarantee of earnings to cover possible financial fluctuations. The real interest rate of 4% p.a. is used to calculate this provision;

-   The provision for administrative expenses is recorded to cover administrative expenses of defined benefit and variable contribution plans, and it is calculated in conformity with the methodology set forth in the actuarial technical note; and

-   The financial excess provision corresponds to the portion of financial revenue from the investment of provisions that exceeds the minimum returns from private pension plans that have a financial excess participation clause.

•       Savings bonds:

-   The mathematical provision for redemptions is recorded for each active or suspended savings bond during the estimated term set forth in the general conditions of the plan, and it is calculated according to the methodology set forth in the actuarial technical notes approved by Susep;

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Notes to the Consolidated Financial Statements

-   The provisions for redemptions are established for the expired savings bonds and unexpired plans where early redemption has been required by the customer. The provisions are monetarily restated based on the indexes determined in each plan;

-   The provisions for unrealized and payable drawings are recorded to cover prizes in future drawings (unrealized) and also for prizes in drawings where customers have already been selected (payable);

-   The provision for contingencies is recorded to cover possible insufficiencies related to payments of redemptions required and/or premiums from drawings; and

-   The provision for administrative expenses is recorded to cover the plan’s disclosure and selling expenses, brokerage and other expenses. The provision complies with the methodology set forth in an Actuarial Technical Note.

p)   Provisions, contingent assets and liabilities and legal liabilities – tax and social security

The provisions, contingent assets and liabilities, and legal liabilities are recognized, measured and disclosed in accordance with the criteria defined by CPC 25, approved by CMN Resolution 3,823/09 and CVM Resolution 594/09:

•       Contingent Assets: are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and confirmed expectations of receipt or compensation with another liability. Contingent assets with probable chances of success are disclosed in the notes to the financial statements (Note 18a);

•       Provisions: these are recorded taking into consideration the opinion of legal advisors, the nature of the lawsuits, similarity with previous processes, complexity and positioning of the courts, whenever the loss is evaluated as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability;

•       Contingent liabilities: according to CPC 25, “contingent” refers to liabilities whose recognition will depend on whether one or more future and uncertain events beyond the Management’s control occur or not. Contingent liabilities do not meet the recognition criteria for being classified as possible losses, and they must only be disclosed in the notes when relevant. Liabilities classified as remote are not provisioned nor disclosed (Notes 18b and 18c); and

•       Legal liabilities: provision for tax risks: result from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, is fully recognized in the financial statements (Note 18b).

q)   Funding expenses

Expenses related to funding transactions involving the issue of securities are presented as reduction of the liability and are allocated to income over the term of the transaction.

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Notes to the Consolidated Financial Statements

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for losses, when deemed appropriate. Liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily  prorated basis).

s)   Subsequent events

These refer to events occurring between the reference date and the issue authorization date of the financial statements.

They comprise the following:

•       Events resulting in adjustments: events that demonstrate conditions already existing on the reference date of the financial statements; and

•       Events not resulting in adjustments: events that demonstrate conditions not existing on the reference date of the financial statements.

4)      INFORMATION FOR COMPARISON PURPOSES

No reclassifications or other material information were recorded in previous periods that may affect the comparison with accounting statements on June 30, 2011.

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Notes to the Consolidated Financial Statements

5)      ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

a)      Balance sheet

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other Activities (2)	Eliminations (4)	Total Consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	538,896,698	56,644,471	110,826,832	8,498	1,095,116	(29,900,667)	677,570,948
Cash and cash equivalents	6,042,951	1,625,505	140,706	7,110	10,153	(111,551)	7,714,874
Interbank investments	85,469,131	678,082	-	-	-	-	86,147,213
Securities and derivative financial instruments	120,956,665	6,744,763	103,699,039	31	632,959	(608,886)	231,424,571
Interbank and interdepartmental accounts	67,032,601	-	-	-	-	-	67,032,601
Loan and leasing operations	195,355,694	46,494,600	-	-	-	(26,703,151)	215,147,143
Other receivables and other assets	64,039,656	1,101,521	6,987,087	1,357	452,004	(2,477,079)	70,104,546
Permanent assets	38,838,704	73,005	2,515,071	138	246,994	(29,937,847)	11,736,065
Investments	29,903,010	34,469	1,546,439	122	152,776	(29,937,847)	1,698,969
Premises and equipment and leased assets	3,241,698	12,476	331,559	16	72,119	-	3,657,868
Intangible assets	5,693,996	26,060	637,073	-	22,099	-	6,379,228
Total on June 30, 2011	577,735,402	56,717,476	113,341,903	8,636	1,342,110	(59,838,514)	689,307,013
Total on March 31, 2011	570,111,005	51,853,374	108,695,582	9,241	1,251,969	(56,534,559)	675,386,612
Total on June 30, 2010	467,012,414	34,462,112	96,621,011	11,331	1,344,685	(41,351,337)	558,100,216

Liabilities
Current and long-term liabilities	524,263,984	40,178,234	100,364,790	1,150	452,663	(29,900,667)	635,360,154
Deposits	195,532,469	18,141,818	-	-	-	(113,376)	213,560,911
Federal funds purchased and securities sold under agreements to repurchase	161,098,424	3,106,071	-	-	-	-	164,204,495
Funds from issuance of securities	22,886,107	6,937,944	-	-	-	(780,489)	29,043,562
Interbank and interdepartmental accounts	3,033,445	3,309	-	-	-	-	3,036,754
Borrowing and onlending	65,852,355	5,886,792	-	-	-	(26,531,518)	45,207,629
Derivative financial instruments	1,015,060	206,272	-	-	-	-	1,221,332
Technical provisions from insurance, private pension plans and savings bonds	-	-	93,937,346	957	-	-	93,938,303
Other liabilities:
- Subordinated debts	18,962,217	5,601,494	-	-	-	-	24,563,711
- Other	55,883,907	294,534	6,427,444	193	452,663	(2,475,284)	60,583,457
Deferred income	505,228	-	-	-	-	-	505,228
Shareholders’ equity/non-controlling interest in subsidiaries	123,422	16,539,242	12,977,113	7,486	889,447	(29,937,847)	598,863
Shareholders’ equity - parent company	52,842,768	-	-	-	-	-	52,842,768
Total on June 30, 2011	577,735,402	56,717,476	113,341,903	8,636	1,342,110	(59,838,514)	689,307,013
Total on March 31, 2011	570,111,005	51,853,374	108,695,582	9,241	1,251,969	(56,534,559)	675,386,612
Total on June 30, 2010	467,012,414	34,462,112	96,621,011	11,331	1,344,685	(41,351,337)	558,100,216

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Notes to the Consolidated Financial Statements

b)      Statement of income

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	36,948,663	303,080	4,958,710	-	31,823	(111,838)	42,130,438
Expenses from financial intermediation	23,278,420	392,606	3,085,279	-	-	(111,952)	26,644,353
Gross income from financial intermediation	13,670,243	(89,526)	1,873,431	-	31,823	114	15,486,085
Other operating income/expenses	(7,441,787)	(28,562)	669,531	(7)	48,441	(114)	(6,752,498)
Operating income	6,228,456	(118,088)	2,542,962	(7)	80,264	-	8,733,587
Non-operating income	(114,996)	4,523	(18,224)	-	(845)	-	(129,542)
Income before taxes and non-controlling interest	6,113,460	(113,565)	2,524,738	(7)	79,419	-	8,604,045
Income tax and social contribution	(2,126,884)	(181)	(870,084)	(46)	(21,722)	-	(3,018,917)
Non-controlling interest in subsidiaries	(4,224)	-	(93,341)	-	(135)	-	(97,700)
Net income for 1H11	3,982,352	(113,746)	1,561,313	(53)	57,562	-	5,487,428
Net income for 1H10	2,077,942	951,808	1,403,932	(606)	74,948	-	4,508,024
Net income for 2Q11	1,989,101	(39,409)	800,092	1	35,604	-	2,785,389
Net income for 1Q11	1,993,251	(74,337)	761,221	(54)	21,958	-	2,702,039

(1)  The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card,  consortium and asset management companies;

(2)  The balances of equity accounts, income and expenses among companies from the same segment are being eliminated;

(3)  The “Insurance Group” segment comprises insurance, private pension plans and savings bonds companies; and

(4)  Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

6)      CASH AND CASH EQUIVALENTS

	R$ thousand
	2011		2010
	June 30	March 31	June 30
Funds available in domestic currency	5,483,512	5,753,099	5,652,542
Funds available in foreign currency	2,231,279	1,031,900	1,224,837
Investments in gold	83	82	78
Total cash and due from banks	7,714,874	6,785,081	6,877,457
Short-term interbank investments (1)	34,564,950	50,056,214	75,902,399
Total cash and cash equivalents	42,279,824	56,841,295	82,779,856

(1)  Refer to operations with maturities on the application date of 90 days or less and with insignificant risk of change in fair value.

Bradesco      131

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Notes to the Consolidated Financial Statements

7)      INTERBANK INVESTMENTS

a)      Breakdown and maturities

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Investments in the open market:
Own portfolio position	3,995,501	33,626,553	-	-	37,622,054	34,133,745	15,478,822
• Financial treasury bills	230,380	-	-	-	230,380	964,161	1,783,623
• National treasury notes	2,175,989	28,381,739	-	-	30,557,728	21,082,900	7,445,335
• National treasury bills	1,589,132	5,244,814	-	-	6,833,946	11,977,507	6,249,864
• Other	-	-	-	-	-	109,177	-
Funded position	29,837,742	5,176,565	-	-	35,014,307	50,985,144	72,033,280
• Financial treasury bills	17,276,150	-	-	-	17,276,150	25,982,423	57,192,121
• National treasury notes	9,887,799	2,281,199	-	-	12,168,998	6,857,946	14,647,496
• National treasury bills	2,673,793	2,895,366	-	-	5,569,159	18,144,775	193,663
Short position	1,605,504	3,893,625	-	-	5,499,129	7,352,198	1,368,110
• National treasury bills	1,605,504	3,893,625	-	-	5,499,129	7,352,198	1,368,110
Subtotal	35,438,747	42,696,743	-	-	78,135,490	92,471,087	88,880,212
Deposits in other banks:
• Deposits in other banks	3,111,000	1,265,811	2,070,114	1,571,961	8,018,886	7,694,029	7,597,815
• Provisions for losses	(349)	(238)	(6,576)	-	(7,163)	(5,747)	(191)
Subtotal	3,110,651	1,265,573	2,063,538	1,571,961	8,011,723	7,688,282	7,597,624
Total on June 30, 2011	38,549,398	43,962,316	2,063,538	1,571,961	86,147,213
%	44.8	51.0	2.4	1.8	100.0
Total on March 31, 2011	51,999,094	45,043,794	1,473,328	1,643,153		100,159,369
%	51.9	45.0	1.5	1.6		100.0
Total June 30, 2010	83,574,533	11,129,461	1,219,118	554,724			96,477,836
%	86.6	11.5	1.3	0.6			100.0

b)      Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Income from investments in purchase and sale commitments:
Own portfolio position	999,249	705,497	1,704,746	897,920
Funded position	1,106,525	1,255,602	2,362,127	2,881,433
Short position	228,497	274,876	503,373	136,020
Subtotal	2,334,271	2,235,975	4,570,246	3,915,373
Income from interest-earning deposits in other banks	166,487	143,937	310,424	274,409
Total (Note 8h)	2,500,758	2,379,912	4,880,670	4,189,782

__132                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

8)    SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2011								2010

Financial

		Insurance/ savings bonds	Private pension plans	Other activities	June 30%		March 31%		June 30%
Trading securities	75,571,460	2,867,662	26,156,252	333,506	104,928,880	56.1	96,724,372	54.8	70,590,852	55.4
- Government securities	47,754,158	1,187,346	91,373	286,712	49,319,589	26.3	43,041,522	24.4	21,742,761	17.1
- Corporate bonds	25,558,230	1,680,316	687,905	46,794	27,973,245	14.9	25,951,620	14.7	19,037,553	14.9
- Derivative financial instruments (1)	2,259,072	-	-	-	2,259,072	1.2	3,256,168	1.8	1,606,981	1.3
- PGBL / VGBL restricted bonds	-	-	25,376,974	-	25,376,974	13.7	24,475,062	13.9	28,203,557	22.1
Available-for-sale securities	48,460,056	1,566,017	1,660,889	204,829	51,891,791	27.7	49,838,056	28.2	28,734,084	22.5
- Government securities	36,713,875	18,939	72,825	1,856	36,807,495	19.6	35,095,701	19.8	19,787,899	15.5
- Corporate bonds	11,746,181	1,547,078	1,588,064	202,973	15,084,296	8.1	14,742,355	8.4	8,946,185	7.0
Held-to-maturity securities (4)	761,640	7,919,659	21,699,378	-	30,380,677	16.2	29,957,278	17.0	28,227,694	22.1
- Government securities	761,640	7,890,338	21,266,637	-	29,918,615	16.0	29,465,164	16.7	27,501,727	21.6
- Corporate bonds	-	29,321	432,741	-	462,062	0.2	492,114	0.3	725,967	0.5
Subtotal	124,793,156	12,353,338	49,516,519	538,335	187,201,348	100.0	176,519,706	100.0	127,552,630	100.0
Purchase and sale commitments (2)	2,301,068	5,120,600	36,708,613	92,942	44,223,223		40,961,895		29,202,365
Overall total	127,094,224	17,473,938	86,225,132	631,277	231,424,571		217,481,601		156,754,995
- Government securities	85,229,673	9,096,623	21,430,835	288,568	116,045,699	61.9	107,602,387	60.9	69,032,387	54.1
- Corporate bonds	39,563,483	3,256,715	2,708,710	249,767	45,778,675	24.5	44,442,257	25.2	30,316,686	23.8
- PGBL / VGBL restricted bonds	-	-	25,376,974	-	25,376,974	13.6	24,475,062	13.9	28,203,557	22.1
Subtotal	124,793,156	12,353,338	49,516,519	538,335	187,201,348	100.0	176,519,706	100.0	127,552,630	100.0
Purchase and sale commitments (2)	2,301,068	5,120,600	36,708,613	92,942	44,223,223		40,961,895		29,202,365
Overall total	127,094,224	17,473,938	86,225,132	631,277	231,424,571		217,481,601		156,754,995

Bradesco      133

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Notes to the Consolidated Financial Statements

b)   Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand
	2011									2010
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/book value (5) (6) (7)	Restated cost	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market
Government securities	3,301,222	973,218	19,438,483	92,332,776	116,045,699	116,402,335	(356,636)	107,602,387	(365,718)	69,032,387	42,411
Financial treasury bills	82,391	599,650	380,426	6,202,682	7,265,149	7,308,856	(43,707)	7,966,025	(34,796)	12,856,186	(4,998)
National treasury bills	2,522,125	5,240	23,276	33,416,363	35,967,004	36,116,645	(149,641)	33,450,710	(206,042)	8,957,687	(33,897)
National treasury notes	654,138	288,610	18,552,224	51,682,908	71,177,880	71,429,368	(251,488)	64,372,138	(200,050)	44,792,057	(72,676)
Brazilian foreign debt notes	41,505	377	478,995	939,810	1,460,687	1,385,624	75,063	1,503,096	61,221	1,548,132	142,183
Privatization currencies	-	-	-	84,482	84,482	71,173	13,309	85,456	13,768	90,829	14,197
Foreign government securities	-	75,868	-	-	75,868	75,838	30	209,321	(6)	768,140	(2,566)
Other	1,063	3,473	3,562	6,531	14,629	14,831	(202)	15,641	187	19,356	168
Corporate bonds	11,411,666	4,250,039	1,045,385	29,071,585	45,778,675	46,437,533	(658,858)	44,442,257	(192,094)	30,316,686	(295,255)
Bank deposit certificates	151,816	513,245	3,654	1,215,736	1,884,451	1,884,451	-	1,696,487	-	1,027,662	-
Shares	4,083,407	-	-	-	4,083,407	4,928,710	(845,303)	4,131,190	(387,048)	3,773,506	(527,197)
Debentures	32,528	2,086,259	619,748	18,975,527	21,714,062	21,730,492	(16,430)	18,168,303	20,869	11,701,352	103,801
Promissory notes	43,987	147,325	-	-	191,312	193,601	(2,289)	1,910,624	(2,623)	2,724,255	(806)
Foreign corporate bonds	71,330	1,608	-	3,558,254	3,631,192	3,489,655	141,537	3,757,723	97,556	2,121,990	77,827
Derivative financial instruments (1)	744,858	1,284,403	103,328	126,483	2,259,072	2,193,805	65,267	3,256,168	62,687	1,606,981	27,033
Other	6,283,740	217,199	318,655	5,195,585	12,015,179	12,016,819	(1,640)	11,521,762	16,465	7,360,940	24,087
PGBL / VGBL restricted bonds	3,712,154	2,324,391	2,898,255	16,442,174	25,376,974	25,376,974	-	24,475,062	-	28,203,557	-
Subtotal	18,425,042	7,547,648	23,382,123	137,846,535	187,201,348	188,216,842	(1,015,494)	176,519,706	(557,812)	127,552,630	(252,844)
Purchase and sale commitments (2)	42,431,492	1,661,035	130,015	681	44,223,223	44,223,223	-	40,961,895	-	29,202,365	-

Hedge – cash flow (Note 8g)

	-	-	-	-	-	-	418,395	-	453,835	-	274,915

Overall total

	60,856,534	9,208,683	23,512,138	137,847,216	231,424,571	232,440,065	(597,099)	217,481,601	(103,977)	156,754,995	22,071

__134                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Consolidated classification by category, maturity and business segment

I)    Trading securities

Securities (3)	R$ thousand
	2011									2010
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/book value (5) (6) (7)	Restated cost	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market
- Financial	7,992,796	4,516,933	2,305,742	60,755,989	75,571,460	75,742,789	(171,329)	68,530,428	(151,257)	39,102,158	127,167
National treasury bills	2,515,931	3,416	21,712	22,333,570	24,874,629	24,944,622	(69,993)	22,663,840	(124,314)	2,866,050	(739)
Financial treasury bills	75,599	429,274	244,557	5,181,681	5,931,111	5,969,588	(38,477)	6,318,141	(32,637)	10,555,807	(5,022)
Bank deposit certificates	144,177	190,855	1,073	42,154	378,259	378,259	-	224,649	-	849,297	-
Derivative financial instruments (1)	744,858	1,284,403	103,328	126,483	2,259,072	2,193,805	65,267	3,256,168	62,687	1,606,981	27,033
Debentures	2,694	2,085,754	619,114	17,531,652	20,239,214	20,257,535	(18,321)	16,640,078	17,454	9,923,364	96,982
Promissory notes	-	147,325	-	-	147,325	149,609	(2,284)	1,882,012	(2,623)	2,697,227	(806)
Brazilian foreign debt notes	1,035	-	-	17,038	18,073	16,885	1,188	18,304	1,421	30,518	2,618
National treasury notes	104,603	288,610	1,297,380	15,151,791	16,842,384	16,951,913	(109,529)	12,392,185	(74,272)	5,883,158	8,330
Foreign corporate securities	604	1,553	-	53,362	55,519	54,511	1,008	46,301	1,055	48,933	1,548
Foreign government securities	-	75,868	-	-	75,868	75,838	30	209,321	(6)	768,140	(2,566)
Shares	64,349	-	-	-	64,349	64,365	(16)	80,660	177	134,617	-
Other	4,338,946	9,875	18,578	318,258	4,685,657	4,685,859	(202)	4,798,769	(199)	3,738,066	(211)
- Insurance companies and savings bonds	1,574,791	505,798	97,082	689,991	2,867,662	2,867,662	-	2,485,576	-	2,533,033	-
Financial treasury bills	-	138,548	94,833	350,538	583,919	583,919	-	724,432	-	1,040,572	-
National treasury bills	452	-	-	26,955	27,407	27,407	-	16,382	-	58,128	-
Bank deposit certificates	-	281,737	2,249	188,100	472,086	472,086	-	452,289	-	96,144	-
National treasury notes	528,657	-	-	47,363	576,020	576,020	-	106,606	-	17,642	-
Shares	11,334	-	-	-	11,334	11,334	-	4,182	-	24,993	-
Debentures	-	-	-	9,125	9,125	9,125	-	9,053	-	5,063	-
Foreign private bonds	5,000	-	-	-	5,000	5,000	-	5,214	-	5,134	-
Other	1,029,348	85,513	-	67,910	1,182,771	1,182,771	-	1,167,418	-	1,285,357	-

Bradesco      135

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Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2011									2010
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value(5) (6) (7)	Restated cost	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market
- Private pension plans	4,324,774	2,329,916	2,899,546	16,602,016	26,156,252	26,156,260	(8)	25,371,059	87	28,642,382	17
Financial treasury bills	-	5,525	1,291	157	6,973	6,973	-	210,976	-	203,419	-
National treasury notes	-	-	-	57,667	57,667	57,675	(8)	59,283	87	13,011	17
National treasury bills	-	-	-	26,733	26,733	26,733	-	13,678	-	9,748	-
Shares	1,193	-	-	-	1,193	1,193	-	1,109	-	2,153	-
PGBL / VGBL restricted bonds	3,712,154	2,324,391	2,898,255	16,442,174	25,376,974	25,376,974	-	24,475,062	-	28,203,557	-
Other	611,427	-	-	75,285	686,712	686,712	-	610,951	-	210,494	-
- Other activities	37,088	34,098	21,380	240,940	333,506	333,506	-	337,309	20	313,279	-
Financial treasury bills	6,792	18,000	18,552	207,696	251,040	251,040	-	248,311	20	271,623	-
Bank deposit certificates	359	3,803	332	4,620	9,114	9,114	-	6,112	-	14,066	-
National treasury bills	5,742	1,823	1,558	2,171	11,294	11,294	-	44,368	-	4,429	-
Debentures	1,244	505	634	5,548	7,931	7,931	-	9,989	-	17,184	-
National treasury notes	20,878	-	-	3,500	24,378	24,378	-	2,586	-	3,686	-
Other	2,073	9,967	304	17,405	29,749	29,749	-	25,943	-	2,291	-
Subtotal	13,929,449	7,386,745	5,323,750	78,288,936	104,928,880	105,100,217	(171,337)	96,724,372	(151,150)	70,590,852	127,184
Purchase and sale commitments (2)	42,431,492	1,661,035	130,015	681	44,223,223	44,223,223	-	40,961,895	-	29,202,365	-
- Financial	2,345,393	44,836	3,704	76	2,394,009	2,394,009	-	2,072,517	-	2,717,492	-
- Insurance companies and savings bonds	5,110,635	9,361	-	605	5,120,601	5,120,601	-	4,653,451	-	4,766,583	-
- Private pension plans	34,975,464	1,606,838	126,311	-	36,708,613	36,708,613	-	34,235,927	-	21,718,290	-
- PGBL/VGBL	33,011,073	1,596,693	126,311	-	34,734,077	34,734,077	-	32,694,243	-	21,151,733	-
- Funds	1,964,391	10,145	-	-	1,974,536	1,974,536	-	1,541,684	-	566,557	-
Overall total	56,360,941	9,047,780	5,453,765	78,289,617	149,152,103	149,323,440	(171,337)	137,686,267	(151,150)	99,793,217	127,184
Derivative financial instruments (liabilities)	(723,911)	(231,466)	(101,140)	(164,815)	(1,221,332)	(1,258,633)	37,301	(2,357,697)	17,339	(1,096,892)	72,651

__136                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (8)	R$ thousand
	2011									2010
	June 30							March 31		June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market
- Financial	1,439,780	116,218	17,561,284	29,342,774	48,460,056	48,590,376	(130,320)	46,174,909	(104,911)	25,274,448	54,175
National treasury bills	-	-	-	11,026,933	11,026,933	11,106,589	(79,656)	10,712,442	(81,728)	6,019,332	(33,158)
Brazilian foreign debt securities	12,843	377	-	667,755	680,975	607,100	73,875	700,307	59,800	634,494	139,565
Foreign corporate securities	65,726	55	-	3,504,892	3,570,673	3,430,143	140,530	3,706,208	96,501	2,067,923	76,279
National treasury notes	-	-	17,254,844	7,265,612	24,520,456	24,662,407	(141,951)	23,130,956	(125,867)	12,270,461	(81,023)
Financial treasury bills	-	462	3,099	394,927	398,488	403,845	(5,357)	368,599	(2,307)	362,658	(173)
Bank deposit certificates	3,496	-	-	980,862	984,358	984,358	-	974,195	-	47,789	-
Debentures	28,553	-	-	699,321	727,874	727,732	142	756,361	267	846,898	535
Shares	1,220,760	-	-	-	1,220,760	1,377,898	(157,138)	1,000,467	(102,331)	911,662	(76,970)
Privatization currencies	-	-	-	84,482	84,482	71,173	13,309	85,456	13,768	90,829	14,197
Other	108,402	115,324	303,341	4,717,990	5,245,057	5,219,131	25,926	4,739,918	36,986	2,022,402	14,923
- Insurance companies and savings bonds	1,349,683	1,187	3,949	211,198	1,566,017	1,852,935	(286,918)	1,647,738	(111,066)	1,593,338	(195,753)
Financial treasury bills	-	1,187	3,949	13,803	18,939	18,939	-	18,434	-	107,603	31
Shares	1,323,472	-	-	-	1,323,472	1,585,613	(262,141)	1,406,737	(95,467)	1,276,041	(211,611)
Debentures	37	-	-	192,126	192,163	190,621	1,542	187,720	3,173	182,876	6,284
Other	26,174	-	-	5,269	31,443	57,762	(26,319)	34,847	(18,772)	26,818	9,543
- Private pension plans	1,475,529	43,498	14,145	127,717	1,660,889	2,087,808	(426,919)	1,835,440	(190,685)	1,796,464	(238,574)
Shares	1,462,144	-	-	-	1,462,144	1,888,152	(426,008)	1,637,847	(189,426)	1,423,900	(238,740)
Financial treasury bills	-	6,655	14,145	52,025	72,825	72,695	130	75,168	128	299,991	166
Bank deposit certificates	-	36,843	-	-	36,843	36,843	-	35,731	-	-	-
Debentures	-	-	-	75,692	75,692	75,486	206	72,987	(25)	-	-
Other	13,385	-	-	-	13,385	14,632	(1,247)	13,707	(1,362)	72,573	-
- Other activities	202,973	-	-	1,856	204,829	204,829	-	179,969	-	69,834	123
Bank deposit certificates	3,785	-	-	-	3,785	3,785	-	3,512	-	20,366	-
Shares	155	-	-	-	155	155	-	116	-	140	123
Financial treasury bills	-	-	-	1,856	1,856	1,856	-	1,805	-	-	-
Other	199,033	-	-	-	199,033	199,033	-	174,536	-	49,328	-
Subtotal	4,467,965	160,903	17,579,378	29,683,545	51,891,791	52,735,948	(844,157)	49,838,056	(406,662)	28,734,084	(380,029)
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	418,395	-	453,835	-	274,915
Overall total (8)	4,467,965	160,903	17,579,378	29,683,545	51,891,791	52,735,948	(425,762)	49,838,056	47,173	28,734,084	(105,114)

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Notes to the Consolidated Financial Statements

III)  Held-to-maturity securities

Securities (3)	R$ thousand
	2011						2010
	June 30					March 31	June 30
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost value (5) (6)	Restated cost value (5) (6)	Restated cost value (5) (6)
Financial	27,628	-	478,995	255,017	761,640	784,487	897,485
Brazilian foreign debt notes	27,628	-	478,995	255,017	761,640	784,487	883,118
Financial treasury bills	-	-	-	-	-	-	14,367
Insurance companies and savings bonds	-	-	-	7,919,659	7,919,659	7,754,183	7,095,753
Debentures	-	-	-	29,321	29,321	28,261	-
National treasury notes	-	-	-	7,890,338	7,890,338	7,725,922	7,095,753
Private pension plans	-	-	-	21,699,378	21,699,378	21,418,608	20,234,456
Debentures	-	-	-	432,741	432,741	463,853	725,967
National treasury notes	-	-	-	21,266,637	21,266,637	20,954,598	19,508,344
Financial treasury bills	-	-	-	-	-	157	145
Overall total (4)	27,628	-	478,995	29,874,054	30,380,677	29,957,278	28,227,694

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Notes to the Consolidated Financial Statements

d)   Breakdown of the portfolios by financial statements classification

Securities	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)
Own portfolio	58,733,205	7,289,191	4,356,644	77,953,458	148,332,498	138,982,757	126,837,674
Fixed income securities	54,649,798	7,289,191	4,356,644	77,953,458	144,249,091	134,851,567	123,064,168
● Financial treasury bills	82,391	255,375	373,938	4,080,556	4,792,260	5,106,162	6,886,954
● Purchase and sale commitments (2)	42,431,492	1,661,035	130,015	681	44,223,223	40,961,895	29,202,365
● National treasury notes	654,138	581	2,360	29,305,526	29,962,605	28,868,955	30,663,500
● Brazilian foreign debt securities	5,991	377	4,893	243,034	254,295	48,271	961,671
● Bank deposit certificates	151,816	513,245	3,654	1,215,736	1,884,451	1,696,487	1,027,662
● National treasury bills	1,220,561	2,455	1,564	1,086,795	2,311,375	1,565,995	1,431,794
● Foreign corporate securities	29,937	1,608	-	1,401,313	1,432,858	303,090	2,112,619
● Debentures	32,528	2,086,259	619,748	18,975,527	21,714,062	18,168,303	11,701,352
● Promissory notes	43,987	147,325	-	-	191,312	1,910,624	2,724,255
● Foreign government securities	-	75,868	-	-	75,868	209,321	768,140
● PGBL/VGBL restricted bonds	3,712,154	2,324,391	2,898,255	16,442,174	25,376,974	24,475,062	28,203,557
● Other	6,284,803	220,672	322,217	5,202,116	12,029,808	11,537,402	7,380,299
Equity securities	4,083,407	-	-	-	4,083,407	4,131,190	3,773,506
● Shares of listed companies (technical provision)	1,728,161	-	-	-	1,728,161	1,897,362	327,592
● Shares of listed companies (other)	2,355,246	-	-	-	2,355,246	2,233,828	3,445,914
Restricted securities	1,378,471	635,089	19,052,166	58,700,410	79,766,136	75,184,896	28,270,990
Repurchase agreements	76,907	294,331	19,047,695	56,770,864	76,189,797	72,983,392	16,778,614
● National treasury bills	-	2,785	21,712	31,250,864	31,275,361	31,803,119	2,604,608
● Brazilian foreign debt securities	35,514	-	474,102	696,776	1,206,392	1,454,826	586,461
● Financial treasury bills	-	3,517	2,017	288,901	294,435	767,632	2,131,857
● National treasury notes	-	288,029	18,549,864	22,377,382	41,215,275	35,503,182	11,446,317
● Foreign corporate securities	41,393	-	-	2,156,941	2,198,334	3,454,633	9,371
Central Bank	1,301,564	-	-	-	1,301,564	-	4,553,045
● National treasury bills	1,301,564	-	-	-	1,301,564	-	2,705,716
● National treasury notes	-	-	-	-	-	-	824,328
● Financial treasury bills	-	-	-	-	-	-	1,023,001

Bradesco      139

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Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on June 30 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)	Total on June 30 (3) (5) (6) (7)
Privatization currencies	-	-	-	84,482	84,482	85,456	90,829
Guarantees provided	-	340,758	4,471	1,845,064	2,190,293	2,116,048	6,848,502
• National treasury bills	-	-	-	71,241	71,241	81,597	2,215,569
• Financial treasury bills	-	340,758	4,471	1,773,823	2,119,052	2,034,451	2,775,022
• National treasury notes	-	-	-	-	-	-	1,857,911
Derivative financial instruments (1)	744,858	1,284,403	103,328	126,483	2,259,072	3,256,168	1,606,981
Securities subject to repurchase agreements but not restricted	-	-	-	1,066,865	1,066,865	57,780	39,350
• National treasury bills	-	-	-	1,007,463	1,007,463	-	-
• Financial treasury bills	-	-	-	59,402	59,402	57,780	39,350
Overall total	60,856,534	9,208,683	23,512,138	137,847,216	231,424,571	217,481,601	156,754,995
%	26.3	4.0	10.2	59.5	100.0	100.0	100.0
(1)	Consistent with the criterion adopted by Bacen Circular Letter 3,068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedge under the category “Trading Securities”;
(2)	These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;
(3)	The investment fund quotas were distributed according to the instruments composing their portfolios and preserving the category classification of the funds;
(4)	In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/01, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified as ‘held-to-maturity’. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations as of June 30, 2011;
(5)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6)	This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost in the amount of R$3,457,591 thousand (March 31, 2011 – R$3,866,748 thousand and June 30, 2010 – R$3,395,319 thousand);
(7)	The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on pricing models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of the respective quotas; and
(8)	In the first half of 2011 other than temporary losses were realized in the amount of R$122 thousand, and in the second quarter of 2011 there were no other than temporary losses (first quarter of 2011 – R$122 thousand), and in the first half of 2010 there were no other temporary losses for the securities classified as “available for sale”.

__140                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the balance sheet or memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its client’s requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly in order to mitigale the risks of operations carried out by the Bank and its subsidiaries.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments, are stated in the consolidated balance sheet at their estimated fair value. Fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market price quotations are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from BM&FBOVESPA (Futures and Commodities Exchange) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to price the volatilities.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are recorded at Cetip (OTC Clearing House) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand
	2011				2010
	June 30		March 31		June 30
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	31,497,162		4,153,045		3,304,312
- Interbank market	24,939,155	-	3,570,955	-	12,229	-
- Foreign currency	6,558,007	-	582,090	-	3,292,083	-
- Other	-	-	-	-	-	-
Sale commitments:	144,442,898		131,055,411		162,783,516
- Interbank market (1)	127,332,061	102,392,906	116,852,636	113,281,681	140,070,390	140,058,161
- Foreign currency (2)	15,859,337	9,301,330	14,200,271	13,618,181	22,713,126	19,421,043
- Other	1,251,500	1,251,500	2,504	2,504	-	-

Option contracts
Purchase commitments:	20,296,581		42,853,462		69,577,758
- Interbank market	19,383,650	-	42,072,300	-	66,678,380	-
- Foreign currency	229,232	-	171,082	-	2,199,165	-
- Other	683,699	-	610,080	30,517	700,213	-
Sale commitments:	22,606,874		45,086,929		92,788,350
- Interbank market	20,218,600	834,950	44,112,150	2,039,850	89,460,470	22,782,090
- Foreign currency	1,572,330	1,343,098	395,216	224,134	2,613,120	413,955
- Other	815,944	132,245	579,563	-	714,760	14,547

Forward contracts
Purchase commitments:	4,728,829		6,095,987		3,637,213
- Interbank market	61,454	-	1,200,365	739,642	-	-
- Foreign currency	4,661,005	-	4,884,985	-	3,367,730	-
- Other	6,370	-	10,637	-	269,483	-
Sale commitments:	6,324,938		7,403,577		4,855,384
- Interbank market	392,364	330,910	460,723	-	-	-
- Foreign currency	5,915,486	1,254,481	6,923,202	2,038,217	4,562,825	1,195,095
- Other	17,088	10,718	19,652	9,015	292,559	23,076

Swap contracts
Assets (Long position):	19,456,619		17,364,047		23,293,030
- Interbank market	2,886,823	-	2,842,028	-	2,590,779	-
- Fixed rate	623,232	-	500,205	124,306	2,176,184	1,393,577
- Foreign currency (3)	13,144,704	4,373,384	11,555,349	4,122,293	16,322,023	1,023,671
- Reference Interest Rate (TR)	15,034	-	15,000	-	934,475	-
- Special Clearance and Custody System Rate (Selic)	32,345	5,991	49,036	16,211	67,270	21,247
- General Price Index –Market (IGP-M)	1,723,951	1,448,753	1,611,190	1,337,701	675,149	582,649
- Other	1,030,530	587,263	791,239	358,236	527,150	189,535
Liabilities (Short position):	18,233,208		16,298,823		22,579,740
- Interbank market	6,806,431	3,919,608	6,516,636	3,674,608	5,071,831	2,481,052
- Fixed rate	660,915	37,683	375,899	-	782,607	-
- Foreign currency (3)	8,771,320	-	7,433,056	-	15,298,352	-
- TR	1,249,723	1,234,689	1,233,915	1,218,915	950,812	16,337
- Selic	26,354	-	32,825	-	46,023	-
- IGP-M	275,198	-	273,489	-	92,500	-
- Other	443,267	-	433,003	-	337,615	-

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, in the amount of R$57,502,527 thousand (March 31, 2011 – R$48,448,146 thousand and June 30, 2010 – R$58,743,971 thousand) (Note 8g);

(2)  Includes specific hedges to protect investments abroad that totaled R$16,617,177 thousand (March 31, 2011 – R$17,371,105 thousand  and June 30, 2010 – R$16,051,360 thousand); and

(3)  Includes derivative credit operations (Note 8f).

For the purposes of obtaining  an increased liquidation guarantee in operations with financial institutions and customers, Bradesco set forth agreements for compensation and liquidation of obligations within the National Financial System, in accordance with CMN Resolution 3,263/05.

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Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand
	2011						2010
	June 30			March 31			June 30
	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value
Adjustment receivables – swaps	1,532,971	83,973	1,616,944	1,329,804	77,551	1,407,355	987,571	66,315	1,053,886
Receivable forward purchases	62,982	-	62,982	1,200,258	-	1,200,258	267,654	(302)	267,352
Receivable forward sales	568,798	-	568,798	624,656	-	624,656	259,228	45	259,273
Premiums on exercisable options	29,054	(18,706)	10,348	38,763	(14,864)	23,899	65,495	(39,025)	26,470
Total assets	2,193,805	65,267	2,259,072	3,193,481	62,687	3,256,168	1,579,948	27,033	1,606,981
Adjustment payables – swaps	(413,402)	19,869	(393,533)	(332,308)	(9,823)	(342,131)	(347,829)	7,233	(340,596)
Payable forward purchases	(367,969)	-	(367,969)	(1,476,498)	-	(1,476,498)	(364,603)	302	(364,301)
Payable forward sales	(397,475)	-	(397,475)	(472,518)	-	(472,518)	(307,688)	(45)	(307,733)
Premiums on written options	(79,787)	17,432	(62,355)	(93,712)	27,162	(66,550)	(149,423)	65,161	(84,262)
Total liabilities	(1,258,633)	37,301	(1,221,332)	(2,375,036)	17,339	(2,357,697)	(1,169,543)	72,651	(1,096,892)

III) Futures, option, forward and swap contracts – (Notional)

	R$ thousand
	2011						2010
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on June 30	Total on March 31	Total on June 30
Futures contracts	36,819,601	36,825,322	50,778,614	51,516,523	175,940,060	135,208,456	166,087,828
Option contracts	25,600,488	16,047,534	1,122,010	133,423	42,903,455	87,940,391	162,366,108
Forward contracts	4,081,913	2,105,792	1,861,168	3,004,894	11,053,767	13,499,564	8,492,597
Swap contracts	2,314,698	1,973,105	2,247,849	11,304,023	17,839,675	15,956,692	22,239,144
Total on June 30, 2011	68,816,700	56,951,753	56,009,641	65,958,863	247,736,957
Total on March 31, 2011	111,053,398	24,351,928	57,968,116	59,231,661		252,605,103
Total on June 30, 2010	236,736,769	36,450,285	47,500,559	38,498,064			359,185,677

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Notes to the Consolidated Financial Statements

IV)  Types of guarantee margin for derivative financial instruments, mainly futures contracts

	R$ thousand
	2011		2010
	June 30	March 31	June 30
Government securities
National treasury notes	1,501,123	1,908,368	1,564,841
Financial treasury bills	31,315	30,453	806,163
National treasury bills	1,293,865	2,520,527	1,780,847
Total	2,826,303	4,459,348	4,151,851

V)  Revenues and expenses, net

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Swap contracts	323,044	170,809	493,853	51,101
Forward contracts	(193,239)	(87,241)	(280,480)	(45,942)
Option contracts	(11,967)	11,617	(350)	219,851
Futures contracts	400,186	545,361	945,547	46,768
Foreign exchange variation of investments abroad	(717,976)	(268,557)	(986,533)	137,013
Total	(199,952)	371,989	172,037	408,791

VI)  Overall amounts of derivative financial instruments, broken down by trading place and counter parties

	R$ thousand
	2011		2010
	June 30	March 31	June 30
Cetip - OTC Clearing House (over-the-counter)	20,335,016	21,355,401	16,155,054
BM&FBOVESPA (stock exchange)	214,278,318	219,107,487	333,602,059
Foreign (over-the-counter) (1)	10,208,708	9,673,186	6,084,090
Foreign (stock exchange) (1)	2,914,915	2,469,029	3,344,474
Total	247,736,957	252,605,103	359,185,677

(1)  Comprise operations carried out on the Stock Exchanges of Chicago and New York and the over-the-counter markets.

On June 30, 2011, counter parties are distributed among corporate entities with 94%, financial institutions with 5% and individuals/others with 1%.

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Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

f)    Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid in a linear manner during the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of the required shareholders’ equity
	2011		2010	2011		2010
	June 30	March 31	June 30	June 30	March 31	June 30
Sold protection
Credit swaps whose underlying assets are:
● Securities – Brazilian public debt	(452,719)	(472,323)	(522,435)	-	-	-
● Securities – Foreign public debt	-	-	(540,450)	-	-	(29,725)
● Derivatives with companies	(3,122)	(3,257)	(3,603)	(172)	(179)	(198)
Purchased protection
Credit swaps whose underlying assets are:
● Securities – Brazilian public debt	476,136	496,754	6,225,984	-	-	-
● Derivatives with companies	4,683	4,886	14,412	515	537	1,585
Total	24,978	26,060	5,173,908	343	358	(28,338)
Deposited margin	6,357	4,072	316,216

Bradesco carries out operations involving credit derivatives in order to better manage its risk exposure and assets. Contracts related to the credit derivatives operations described above have several maturities up to 2013. The mark-to-market of protection rates that remunerate the counterparty selling protection amounts to R$654 thousand (March 31, 2011 – R$1,337 thousand and June 30, 2010 – R$(1,543) thousand). There was no credit event related to triggering events as defined in the contracts in the period.

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Notes to the Consolidated Financial Statements

g)    Cash flow hedge

Bradesco used cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flow.

Bradesco trades DI Future contracts at BM&FBOVESPA as of 2009, used as a cash flow hedge for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2011		2010
	June 30	March 31	June 30
DI Future with maturity between 2011 and 2017	57,502,527	48,448,146	58,743,971
Funding indexed to CDI	57,473,929	48,411,496	58,440,008
Mark-to-market adjustment recorded in shareholders’ equity (1)	418,395	453,835	274,915
Non-effective market value recorded in income	17	17	3,730

(1)  The adjustment in the shareholders’ equity is R$251,037 thousand net of tax effects (March 31, 2011 - R$272,301 thousand and June 30, 2010 - R$164,949 thousand).

The effectiveness of the hedge portfolio was assessed in conformity with Bacen Circular Letter 3,082/02.

h)    Income from securities, insurance, private pension plans and savings bonds financial activities and derivative financial instruments

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Fixed income securities	3,269,257	2,969,953	6,239,210	3,297,197
Interbank investments (Note 7b)	2,500,758	2,379,912	4,880,670	4,189,782
Equity securities	13,579	(4,728)	8,851	18,765
Subtotal	5,783,594	5,345,137	11,128,731	7,505,744
Financial result of insurance, private pension plans and savings bonds	2,234,135	2,725,934	4,960,069	3,884,844
Income from derivative financial instruments (Note 8e V)	(199,952)	371,989	172,037	408,791
Total	7,817,777	8,443,060	16,260,837	11,799,379

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Notes to the Consolidated Financial Statements

9)      INTERBANK ACCOUNTS – RESTRICTED DEPOSITS

a)   Mandatory reserve

	R$ thousand
	Remuneration	2011		2010
		June 30	March 31	June 30
Reserve requirements – demand deposits	not remunerated	7,981,845	8,385,908	9,333,765
Reserve requirements – savings deposits	savings index	10,907,864	10,901,726	9,557,242
Time reserve requirements (1)	Selic rate	19,538,124	19,531,331	11,163,568
Collection of funds from rural loan (2)	not remunerated	39,722	39,722	-
Additional reserve requirements (3)	Selic rate	26,694,883	26,818,529	18,349,679
• Savings deposits		5,453,932	5,450,864	4,778,620
• Demand deposits		3,912,803	4,203,771	2,726,020
• Time deposits		17,328,148	17,163,894	10,845,039
Restricted deposits – National Housing System (SFH)	TR + interest rate	517,365	511,329	493,322
Funds from rural loan	not remunerated	578	578	578
Total		65,680,381	66,189,123	48,898,154

(1)  Pursuant to BACEN Circular 3,513/10, as from December 2010, Banks are collecting 20% from time deposits in cash;

(2)  Pursuant to BACEN Circular 3,460/09, as of August 2010, Banks are liable to collect funds from rural loan (on cash funds) that were not loaned, to be refunded in August 2011; and

(3)  Pursuant to BACEN Circular 3,514/10, as from December 2010, additional liabilities began to be met in cash with the Selic rate at the following rates: demand and time deposits – 12%; and savings deposits – 10%.

b)   Revenue from compulsory deposits

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Compulsory deposits - Bacen (reserves requirement)	1,488,214	1,369,038	2,857,252	933,874
Restricted deposits - SFH	7,201	7,194	14,395	11,998
Total	1,495,415	1,376,232	2,871,647	945,872

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Notes to the Consolidated Financial Statements

10)    LOAN OPERATIONS

Information related to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of credit, can be found below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2011				2010
							Total on June 30 (A)	% (6)	Total on March 31 (A)	% (6)	Total on June 30 (A)	% (6)
Discounted trade receivables and loans (1)	17,171,385	11,758,257	8,672,231	14,150,053	14,801,681	43,368,324	109,921,931	39.1	105,496,809	39.2	88,549,148	38.5
Financing	3,168,017	2,826,635	2,696,327	7,996,349	12,447,323	48,703,509	77,838,160	27.8	72,717,417	27.1	58,174,624	25.4
Agricultural and agribusiness financing	991,151	833,496	957,161	2,671,847	2,633,062	6,335,894	14,422,611	5.1	13,885,020	5.2	12,051,228	5.3
Subtotal	21,330,553	15,418,388	12,325,719	24,818,249	29,882,066	98,407,727	202,182,702	72.0	192,099,246	71.5	158,775,000	69.2
Leasing operations	677,377	524,465	511,555	1,487,486	2,581,954	5,917,359	11,700,196	4.2	12,759,738	4.7	16,117,556	7.0
Advances on foreign exchange contracts (2)	1,321,625	756,344	874,642	1,643,010	2,173,289	-	6,768,910	2.4	5,709,668	2.1	5,615,986	2.4
Subtotal	23,329,555	16,699,197	13,711,916	27,948,745	34,637,309	104,325,086	220,651,808	78.6	210,568,652	78.3	180,508,542	78.6
Other receivables (3)	4,642,247	2,419,941	1,238,893	2,060,911	1,464,428	240,848	12,067,268	4.3	11,669,978	4.3	11,626,207	5.1
Total loan operations	27,971,802	19,119,138	14,950,809	30,009,656	36,101,737	104,565,934	232,719,076	82.9	222,238,630	82.6	192,134,749	83.7
Sureties and guarantees (4)	1,698,935	632,782	996,103	2,452,384	4,042,183	33,620,987	43,443,374	15.5	42,466,252	15.8	33,504,586	14.6
Loan assignment (5)	27,084	25,350	24,100	67,439	113,119	185,064	442,156	0.2	406,420	0.2	383,913	0.2
Loan assignment – real estate receivables certificate	22,427	22,426	22,425	64,539	96,318	323,830	551,965	0.2	575,061	0.2	710,276	0.3
Co-obligation in rural loan assignment (4)	-	-	-	-	-	140,963	140,963	0.1	140,940	0.1	156,172	0.1
Loans available for import (4)	173,508	105,548	90,604	144,122	541,287	533,441	1,588,510	0.6	1,570,061	0.6	870,616	0.4
Confirmed export credits (4)	4,981	5,548	1,303	2,765	26,494	230	41,321	-	35,360	-	80,317	-
Acquisition of credit card receivables	342,760	152,864	108,889	283,327	320,817	77,570	1,286,227	0.5	1,335,733	0.5	1,601,682	0.7
Overall total on June 30, 2011	30,241,497	20,063,656	16,194,233	33,024,232	41,241,955	139,448,019	280,213,592	100.0
Overall total on March 31, 2011	29,473,042	20,102,177	15,985,466	30,936,588	39,208,020	133,063,164			268,768,457	100.0
Overall total on June 30, 2010	27,870,582	16,014,174	14,441,200	26,719,540	33,908,909	110,487,906					229,442,311	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2011				2010
						Total on June 30 (B)	% (6)	Total on March 31 (B)	% (6)	Total on June 30 (B)	% (6)
Discounted trade receivables and loans (1)	933,883	814,317	819,298	1,633,761	2,017,882	6,219,141	82.7	5,966,455	82.4	5,063,418	77.8
Financing	181,370	140,832	77,677	136,310	147,074	683,263	9.1	661,325	9.1	757,817	11.6
Agricultural and agribusiness financing	23,373	11,382	17,773	12,601	21,754	86,883	1.2	88,972	1.2	122,959	1.9
Subtotal	1,138,626	966,531	914,748	1,782,672	2,186,710	6,989,287	93.0	6,716,752	92.7	5,944,194	91.3
Leasing operations	88,538	66,297	39,533	78,669	118,829	391,866	5.2	408,744	5.6	476,232	7.3
Advances on foreign exchange contracts (2)	6,259	8,787	1,174	2,510	440	19,170	0.3	17,988	0.2	13,620	0.2
Subtotal	1,233,423	1,041,615	955,455	1,863,851	2,305,979	7,400,323	98.5	7,143,484	98.5	6,434,046	98.8
Other receivables (3)	6,336	1,421	862	2,244	102,748	113,611	1.5	106,947	1.5	78,663	1.2
Overall total on June 30, 2011	1,239,759	1,043,036	956,317	1,866,095	2,408,727	7,513,934	100.0
Overall total on March 31, 2011	1,172,942	1,135,372	918,681	1,802,680	2,220,756			7,250,431	100.0
Overall total on June 30, 2010	1,101,165	904,884	857,948	1,651,573	1,997,139					6,512,709	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2011				2010
							Total on June 30 (C)	% (6)	Total on March 31 (C)	% (6)	Total on June 30 (C)	% (6)
Discounted trade receivables and loans (1)	434,580	397,671	328,525	745,388	1,035,976	2,058,799	5,000,939	47.1	4,800,254	46.0	3,952,095	39.7
Financing	175,318	162,064	157,636	444,740	733,820	1,982,811	3,656,389	34.5	3,490,648	33.5	3,259,067	32.8
Agricultural and agribusiness financing	12,469	12,163	12,425	6,561	18,109	251,554	313,281	3.0	287,936	2.8	367,420	3.7
Subtotal	622,367	571,898	498,586	1,196,689	1,787,905	4,293,164	8,970,609	84.6	8,578,838	82.3	7,578,582	76.2
Leasing operations	77,954	66,765	66,030	197,959	362,729	856,079	1,627,516	15.4	1,839,595	17.6	2,356,845	23.7
Subtotal	700,321	638,663	564,616	1,394,648	2,150,634	5,149,243	10,598,125	100.0	10,418,433	99.9	9,935,427	99.9
Other receivables (3)	236	236	225	636	1,157	791	3,281	-	4,271	0.1	4,986	0.1
Overall total on June 30, 2011	700,557	638,899	564,841	1,395,284	2,151,791	5,150,034	10,601,406	100.0
Overall total on March 31, 2011	684,404	657,002	537,254	1,362,636	2,124,631	5,056,777			10,422,704	100.0
Overall total on June 30, 2010	650,904	543,229	548,724	1,290,451	2,008,634	4,898,471					9,940,413	100.0

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Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2011				2010
	Total on June 30 (A+B+C)	% (6)	Total on March 31 (A+B+C)	% (6)	Total on June 30 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	121,142,011	40.7	116,263,518	40.7	97,564,661	39.7
Financing	82,177,812	27.5	76,869,390	26.8	62,191,508	25.3
Agricultural and agribusiness financing	14,822,775	5.0	14,261,928	5.0	12,541,607	5.1
Subtotal	218,142,598	73.2	207,394,836	72.5	172,297,776	70.1
Leasing operations	13,719,578	4.6	15,008,077	5.2	18,950,633	7.7
Advances on foreign exchange contracts (2)	6,788,080	2.3	5,727,656	2.0	5,629,606	2.3
Subtotal	238,650,256	80.1	228,130,569	79.7	196,878,015	80.1
Other receivables (3)	12,184,160	4.1	11,781,196	4.1	11,709,856	4.7
Total loan operations	250,834,416	84.2	239,911,765	83.8	208,587,871	84.8
Sureties and guarantees (4)	43,443,374	14.6	42,466,252	14.9	33,504,586	13.5
Loan assignment (5)	442,156	0.1	406,420	0.1	383,913	0.2
Loan assignment – real estate receivables certificate	551,965	0.2	575,061	0.2	710,276	0.3
Co-obligation in rural loan assignment (4)	140,963	-	140,940	-	156,172	0.1
Loans available for imports (4)	1,588,510	0.5	1,570,061	0.5	870,616	0.4
Confirmed exports loans (4)	41,321	-	35,360	-	80,317	-
Acquisition of credit card receivables	1,286,227	0.4	1,335,733	0.5	1,601,682	0.7
Overall total on June 30, 2011	298,328,932	100.0
Overall total on March 31, 2011			286,441,592	100.0
Overall total on June 30, 2010					245,895,433	100.0

(1)  It includes loans of credit card operations and operations for advances of credit card receivables in the amount of R$16,713,840 thousand (March 31, 2011 – R$15,890,839 thousand and June 30, 2010  – R$12,290,894 thousand);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, trade and credit receivables, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and credit purchases from storeowners) in the amount of R$11,210,660 thousand (March 31, 2011 – R$10,619,139 thousand and June 30, 2010  – R$9,748,231 thousand);

(4)  Recorded in memorandum accounts;

(5)  Restated amount of loan assignment up to June 30, 2011, March 31, 2011 and June 30, 2010, respectively, net of installments received; and

(6)  Ratio between each type and the total loan portfolio including sureties and guarantee, loan assignment and acquisition of receivables.

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b)   By type and risk level

	R$ thousand
	Risk levels
	AA	A	B	C	D	E	F	G	H	2011				2010
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Discounted trade receivables and loans	25,349,673	50,651,380	9,024,342	22,428,932	3,265,242	1,445,111	1,319,168	1,137,231	6,520,932	121,142,011	48.3	116,263,518	48.5	97,564,661	46.8
Financings	14,349,867	35,474,624	9,517,294	20,056,593	949,820	333,231	280,401	204,576	1,011,406	82,177,812	32.8	76,869,390	32.0	62,191,508	29.8
Agricultural and agribusiness financings	1,831,590	3,169,999	2,139,151	6,939,472	357,477	87,899	209,708	23,074	64,405	14,822,775	5.9	14,261,928	5.9	12,541,607	6.0
Subtotal	41,531,130	89,296,003	20,680,787	49,424,997	4,572,539	1,866,241	1,809,277	1,364,881	7,596,743	218,142,598	87.0	207,394,836	86.4	172,297,776	82.6
Leasing operations	100,549	4,681,869	1,993,158	5,370,842	395,152	165,334	147,366	108,122	757,186	13,719,578	5.4	15,008,077	6.3	18,950,633	9.1
Advances on foreign exchange contracts (2)	3,644,527	1,788,524	821,697	468,544	37,364	2,310	2,072	1,021	22,021	6,788,080	2.7	5,727,656	2.4	5,629,606	2.7
Subtotal	45,276,206	95,766,396	23,495,642	55,264,383	5,005,055	2,033,885	1,958,715	1,474,024	8,375,950	238,650,256	95.1	228,130,569	95.1	196,878,015	94.4
Other receivables	220,955	9,034,279	375,427	2,052,955	89,939	29,592	25,028	17,031	338,954	12,184,160	4.9	11,781,196	4.9	11,709,856	5.6
Overall total on June 30, 2011	45,497,161	104,800,675	23,871,069	57,317,338	5,094,994	2,063,477	1,983,743	1,491,055	8,714,904	250,834,416	100.0
%	18.1	41.8	9.5	22.9	2.0	0.8	0.8	0.6	3.5	100.0
Overall total on March 31, 2011	41,147,991	102,110,974	23,543,513	54,867,429	4,750,573	1,918,768	1,735,478	1,367,745	8,469,294			239,911,765	100.0
%	17.2	42.6	9.8	22.9	2.0	0.8	0.6	0.6	3.5			100.0
Overall total on June 30, 2010	34,206,493	93,191,504	21,181,099	42,775,262	4,266,771	1,741,107	1,884,672	1,397,832	7,943,131					208,587,871	100.0
%	16.4	44.7	10.2	20.5	2.0	0.8	0.9	0.7	3.8					100.0

(1)  Ratio between the type and total of loan portfolio without sureties and guarantee, assignment of loans and acquisition of receivables; and

(2)  Note 11a.

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and risk level

	R$ thousand
	Risk levels
	Non-performing loan operations
	AA	A	B	C	D	E	F	G	H	2011				2010
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Outstanding installments	-	-	1,858,455	2,398,490	1,470,878	863,899	773,372	602,101	2,634,211	10,601,406	100.0	10,422,704	100.0	9,940,413	100.0
1 to 30	-	-	145,651	187,460	86,630	47,211	41,657	34,248	157,700	700,557	6.6	684,404	6.6	650,904	6.5
31 to 60	-	-	129,027	164,537	79,363	44,238	38,851	33,357	149,526	638,899	6.0	657,002	6.3	543,229	5.5
61 to 90	-	-	107,426	139,554	72,254	40,609	35,874	30,180	138,944	564,841	5.3	537,254	5.2	548,724	5.5
91 to 180	-	-	235,739	320,124	186,702	107,137	94,700	80,991	369,891	1,395,284	13.2	1,362,636	13.1	1,290,451	13.0
181 to 360	-	-	364,903	487,099	287,071	163,370	142,244	123,996	583,108	2,151,791	20.3	2,124,631	20.4	2,008,634	20.2
More than 360	-	-	875,709	1,099,716	758,858	461,334	420,046	299,329	1,235,042	5,150,034	48.6	5,056,777	48.4	4,898,471	49.3
Past due installments (2)	-	-	420,582	798,946	745,581	585,557	658,070	609,499	3,695,699	7,513,934	100.0	7,250,431	100.0	6,512,709	100.0
1 to 14	-	-	16,991	82,661	41,604	21,091	17,156	14,007	131,628	325,138	4.3	245,119	3.4	250,786	3.9
15 to 30	-	-	379,064	242,481	95,501	38,439	28,840	21,657	108,639	914,621	12.2	927,823	12.8	850,379	13.1
31 to 60	-	-	24,527	455,275	190,426	87,869	58,859	40,579	185,501	1,043,036	13.9	1,135,372	15.7	904,884	13.9
61 to 90	-	-	-	13,850	395,617	127,968	94,766	60,357	263,759	956,317	12.7	918,681	12.7	857,948	13.2
91 to 180	-	-	-	4,679	22,433	302,850	444,284	454,737	637,112	1,866,095	24.8	1,802,680	24.8	1,651,573	25.4
181 to 360	-	-	-	-	-	7,340	14,165	18,162	2,191,998	2,231,665	29.7	2,010,837	27.7	1,890,105	28.9
More than 360	-	-	-	-	-	-	-	-	177,062	177,062	2.4	209,919	2.9	107,034	1.6
Subtotal	-	-	2,279,037	3,197,436	2,216,459	1,449,456	1,431,442	1,211,600	6,329,910	18,115,340		17,673,135		16,453,122
Specific provision	-	-	22,791	95,922	221,646	434,837	715,720	848,120	6,329,910	8,668,946		8,298,470		7,885,123

(1)  Ratio between maturities and type of installments; and

(2)  Operations maturing after 36 months have their past-due periods multiplied by two, as allowed by CMN Rule 2,682/99.

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Notes to the Consolidated Financial Statements

	R$ thousand
	Risk levels
	Performing loan operations
	AA	A	B	C	D	E	F	G	H	2011				2010
										Total on June 30	% (1)	Total on March 31	% (1)	Total on June 30	% (1)
Outstanding installments	45,497,161	104,800,675	21,592,032	54,119,902	2,878,535	614,021	552,301	279,455	2,384,994	232,719,076	100.0	222,238,630	100.0	192,134,749	100.0
1 to 30	4,127,024	15,734,800	1,811,729	5,457,210	313,974	78,545	55,609	39,313	353,598	27,971,802	12.0	26,704,764	12.0	26,104,406	13.6
31 to 60	2,507,003	10,498,890	1,379,489	4,243,124	157,230	45,032	33,008	22,684	232,678	19,119,138	8.2	19,207,345	8.6	15,126,412	7.9
61 to 90	2,871,703	7,038,092	1,346,558	3,385,394	108,000	30,624	22,569	16,835	131,034	14,950,809	6.4	14,588,329	6.6	13,279,611	6.9
91 to 180	6,118,395	13,188,574	3,136,296	6,846,025	292,887	70,502	49,478	31,878	275,621	30,009,656	12.9	27,678,399	12.5	24,200,314	12.6
181 to 360	6,599,887	16,807,382	3,346,413	8,375,158	413,270	94,696	66,168	45,685	353,078	36,101,737	15.5	35,377,646	15.9	29,663,515	15.4
More than 360	23,273,149	41,532,937	10,571,547	25,812,991	1,593,174	294,622	325,469	123,060	1,038,985	104,565,934	45.0	98,682,147	44.4	83,760,491	43.6
Generic provision	-	524,002	215,920	1,623,596	287,853	184,206	276,151	195,618	2,384,994	5,692,340		5,438,685		4,888,859
Overall total on June 30, 2011 (2)	45,497,161	104,800,675	23,871,069	57,317,338	5,094,994	2,063,477	1,983,743	1,491,055	8,714,904	250,834,416
Existing provision	-	525,550	243,668	2,707,230	1,379,030	996,566	1,335,842	1,461,835	8,714,904	17,364,625
Minimum required provision	-	524,002	238,711	1,719,518	509,499	619,043	991,871	1,043,738	8,714,904	14,361,286
Excess provision	-	1,548	4,957	987,712	869,531	377,523	343,971	418,097	-	3,003,339
Overall total on March 31, 2011 (2)	41,147,991	102,110,974	23,543,513	54,867,429	4,750,573	1,918,768	1,735,478	1,367,745	8,469,294			239,911,765
Existing provision	-	512,065	239,709	2,831,119	1,257,691	927,218	1,164,418	1,338,544	8,469,294			16,740,058
Minimum required provision	-	510,555	235,435	1,646,023	475,057	575,631	867,739	957,421	8,469,294			13,737,155
Excess provision	-	1,510	4,274	1,185,096	782,634	351,587	296,679	381,123	-			3,002,903
Overall total on June 30, 2010 (2)	34,206,493	93,191,504	21,181,099	42,775,262	4,266,771	1,741,107	1,884,672	1,397,832	7,943,131					208,587,871
Existing provision	-	584,574	226,719	2,457,699	1,100,728	836,630	1,265,276	1,366,816	7,943,131					15,781,573
Minimum required provision	-	465,956	211,810	1,283,257	426,676	522,332	942,337	978,483	7,943,131					12,773,982
Excess provision	-	118,618	14,909	1,174,442	674,052	314,298	322,939	388,333	-					3,007,591

(1)  Ratio between maturities and types; and

(2)  The overall total includes performing loan operations in the amount of R$232,719,076 thousand (March 31, 2011 – R$222,238,630 thousand and June 30, 2010 – R$192,134,749 thousand) and non-performing loan operations of R$18,115,340 thousand (March 31, 2011 – R$17,673,135 thousand and June 30, 2010 – R$16,453,122 thousand).

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Notes to the Consolidated Financial Statements

d) Concentration of loan operations

	R$ thousand
	2011				2010
	June 30%		March 31%		June 30%
Largest borrower	2,242,730	0.9	2,320,839	1.0	2,380,932	1.1
10 largest borrowers	14,636,948	5.8	12,644,447	5.3	12,527,453	6.0
20 largest borrowers	22,979,451	9.2	19,731,269	8.2	19,455,500	9.3
50 largest borrowers	36,274,219	14.5	33,014,477	13.8	30,812,121	14.8
100 largest borrowers	45,964,280	18.3	42,363,261	17.7	39,603,686	19.0

e) By economic activity sector

	R$ thousand
	2011				2010
	June 30%		March 31%		June 30%
Public sector	1,082,773	0.4	1,008,058	0.4	1,248,908	0.6
Federal Government	748,742	0.3	609,564	0.2	814,830	0.4
Petrochemical	739,614	0.3	598,343	0.2	795,304	0.4
Financial intermediaries	9,128	-	11,221	-	19,526	-
State Government	334,031	0.1	398,494	0.2	434,078	0.2
Production and distribution of electricity	334,031	0.1	398,494	0.2	434,078	0.2
Private sector	249,751,643	99.6	238,903,707	99.6	207,338,963	99.4
Manufacturing	49,380,260	19.7	46,561,663	19.4	42,505,138	20.4
Food products and beverages	12,532,737	5.0	11,880,625	5.0	11,275,829	5.4
Steel, metallurgy and mechanics	8,179,044	3.3	7,946,450	3.3	6,897,820	3.3
Chemical	4,027,414	1.6	4,202,933	1.7	4,490,138	2.2
Pulp and paper	3,295,455	1.3	3,025,499	1.3	2,478,656	1.2
Textiles and apparel	3,051,636	1.2	2,934,453	1.2	2,263,605	1.1
Oil refining and production of alcohol	2,894,091	1.2	2,150,942	0.9	2,035,620	1.0
Light and heavy vehicles	2,435,224	1.0	2,164,101	0.9	1,837,511	0.9
Rubber and plastic articles	2,427,940	1.0	2,412,092	1.0	2,114,040	1.0
Electric and electronic products	2,072,428	0.8	1,901,961	0.8	1,728,517	0.8
Extraction of metallic and non-metallic ores	1,960,527	0.8	1,700,383	0.7	1,989,436	1.0
Furniture and wood products	1,726,563	0.7	1,661,672	0.7	1,419,450	0.7
Non-metallic materials	1,448,775	0.6	1,373,244	0.6	1,065,989	0.5
Automotive parts and accessories	972,488	0.4	993,373	0.4	928,890	0.4
Leather articles	630,635	0.2	527,081	0.2	498,263	0.2
Publishing, printing and reproduction	614,404	0.2	590,803	0.2	464,934	0.2
Other industries	1,110,899	0.4	1,096,051	0.5	1,016,440	0.5
Commerce	39,648,959	15.8	37,809,367	15.7	29,106,875	14.0
Merchandise in specialty stores	10,410,376	4.2	9,616,061	4.0	7,305,625	3.5
Food products, beverages and tobacco	4,579,454	1.8	4,249,558	1.8	3,727,963	1.8
Non-specialized retailer	3,818,923	1.5	3,687,769	1.5	2,626,709	1.2
Clothing and footwear	3,496,046	1.4	3,339,685	1.4	2,042,078	1.0
Automobile	3,296,244	1.3	3,093,388	1.3	2,813,484	1.3
Motor vehicle repairs, parts and accessories	2,724,484	1.1	2,582,997	1.1	2,090,113	1.0
Grooming and household articles	2,592,479	1.0	2,317,831	0.9	1,806,641	0.9
Fuel	1,756,401	0.7	1,649,099	0.7	1,237,986	0.6
Waste and scrap	1,753,392	0.7	1,651,279	0.7	1,421,829	0.7
Trade intermediary	1,550,546	0.6	1,447,770	0.6	1,198,473	0.6
Wholesale of goods in general	1,334,514	0.5	1,308,477	0.5	1,005,845	0.5
Agricultural products	1,089,642	0.5	1,628,063	0.7	778,822	0.4
Other commerce	1,246,458	0.5	1,237,390	0.5	1,051,307	0.5
Financial intermediaries	821,461	0.3	715,810	0.3	588,611	0.3
Services	54,858,275	21.9	51,771,689	21.6	44,101,510	21.1
Transportation and storage	14,392,237	5.7	13,033,801	5.4	10,996,535	5.3
Civil construction	13,383,208	5.3	11,990,332	5.0	9,145,154	4.4
Real estate activities, rentals and corporate services	9,806,687	3.9	9,829,455	4.1	8,903,263	4.3
Production and distribution of electric power, gas and water	4,768,529	1.9	4,765,562	2.0	5,036,773	2.4
Hotels and catering	2,037,894	0.8	1,966,105	0.8	1,549,467	0.7
Social services, education, health, defense and social security	1,934,529	0.8	1,898,113	0.8	1,590,286	0.8
Holding companies, legal, accounting and business advisory services	1,925,993	0.8	2,422,068	1.0	1,764,046	0.8
Clubs, leisure, cultural and sport activities	1,496,658	0.6	1,481,353	0.6	1,190,684	0.6
Telecommunications	448,868	0.2	433,151	0.2	502,552	0.2
Other services	4,663,672	1.9	3,951,749	1.7	3,422,750	1.6
Agriculture, cattle raising, fishing, forestry and timber industry	3,580,621	1.4	3,307,018	1.4	2,714,705	1.3
Individuals	101,462,067	40.5	98,738,160	41.2	88,322,124	42.3
Total	250,834,416	100.0	239,911,765	100.0	208,587,871	100.0

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Notes to the Consolidated Financial Statements

f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2011		2010
	Past due	Outstanding	Total – non-performing loans				% June 30 YTD (2)	% March 31 YTD (2)	% June 30 YTD (2)
AA	-	-	-	45,497,161	45,497,161	18.1	18.1	17.2	16.4
A	-	-	-	104,800,675	104,800,675	41.8	59.9	59.8	61.1
B	420,582	1,858,455	2,279,037	21,592,032	23,871,069	9.5	69.4	69.6	71.3
C	798,946	2,398,490	3,197,436	54,119,902	57,317,338	22.9	92.3	92.5	91.8
Subtotal	1,219,528	4,256,945	5,476,473	226,009,770	231,486,243	92.3
D	745,581	1,470,878	2,216,459	2,878,535	5,094,994	2.0	94.3	94.5	93.8
E	585,557	863,899	1,449,456	614,021	2,063,477	0.8	95.1	95.3	94.6
F	658,070	773,372	1,431,442	552,301	1,983,743	0.8	95.9	95.9	95.5
G	609,499	602,101	1,211,600	279,455	1,491,055	0.6	96.5	96.5	96.2
H	3,695,699	2,634,211	6,329,910	2,384,994	8,714,904	3.5	100.0	100.0	100.0
Subtotal	6,294,406	6,344,461	12,638,867	6,709,306	19,348,173	7.7
Overall total on June 30, 2011	7,513,934	10,601,406	18,115,340	232,719,076	250,834,416	100.0
%	3.0	4.2	7.2	92.8	100.0
Overall total on March 31, 2011	7,250,431	10,422,704	17,673,135	222,238,630	239,911,765
%	3.0	4.4	7.4	92.6	100.0
Overall total on June 30, 2010	6,512,709	9,940,413	16,453,122	192,134,749	208,587,871
%	3.1	4.8	7.9	92.1	100.0

(1)  Ratio between risk level and total portfolio; and

(2)  Accumulated ratio between risk level and total portfolio.

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Notes to the Consolidated Financial Statements

Risk level	R$ thousand
	Allowance
	Minimum required allowance	Minimum required					Additional	Existing	2011		2010
		Specific			Generic	Total			% June 30 YTD (1)	% March 31 YTD (1)	% June 30 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	524,002	524,002	1,548	525,550	0.5	0.5	0.6
B	1.0	4,206	18,585	22,791	215,920	238,711	4,957	243,668	1.0	1.0	1.1
C	3.0	23,968	71,954	95,922	1,623,596	1,719,518	987,712	2,707,230	4.7	5.2	5.7
Subtotal		28,174	90,539	118,713	2,363,518	2,482,231	994,217	3,476,448	1.5	1.6	1.7
D	10.0	74,558	147,088	221,646	287,853	509,499	869,531	1,379,030	27.1	26.5	25.8
E	30.0	175,667	259,170	434,837	184,206	619,043	377,523	996,566	48.3	48.3	48.1
F	50.0	329,035	386,685	715,720	276,151	991,871	343,971	1,335,842	67.3	67.1	67.1
G	70.0	426,649	421,471	848,120	195,618	1,043,738	418,097	1,461,835	98.0	97.9	97.8
H	100.0	3,695,699	2,634,211	6,329,910	2,384,994	8,714,904	-	8,714,904	100.0	100.0	100.0
Subtotal		4,701,608	3,848,625	8,550,233	3,328,822	11,879,055	2,009,122	13,888,177	71.8	72.1	72.6
Overall total on June 30, 2011		4,729,782	3,939,164	8,668,946	5,692,340	14,361,286	3,003,339	17,364,625	6.9
%		27.2	22.7	49.9	32.8	82.7	17.3	100.0
Overall total on March 31, 2011		4,437,071	3,861,399	8,298,470	5,438,685	13,737,155	3,002,903	16,740,058		7.0
%		26.5	23.1	49.6	32.5	82.1	17.9	100.0
Overall total on June 30, 2010		4,126,724	3,758,399	7,885,123	4,888,859	12,773,982	3,007,591	15,781,573			7.6
%		26.1	23.8	49.9	31.0	80.9	19.1	100.0

(1)  Ratio between existing allowance and total portfolio by risk level.

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Notes to the Consolidated Financial Statements

g) Changes in allowance for loan losses

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Opening balance	16,740,058	16,289,671	16,289,671	16,313,243
- Specific provision (1)	8,298,470	7,898,327	7,898,327	8,886,147
- Generic provision (2)	5,438,685	5,389,925	5,389,925	4,424,421
- Excess provision (3)	3,002,903	3,001,419	3,001,419	3,002,675
Additions	2,685,136	2,534,045	5,219,181	4,478,283
Reductions	(2,060,569)	(2,083,658)	(4,144,227)	(5,009,953)
Closing balance	17,364,625	16,740,058	17,364,625	15,781,573
- Specific provision (1)	8,668,946	8,298,470	8,668,946	7,885,123
- Generic provision (2)	5,692,340	5,438,685	5,692,340	4,888,859
- Excess provision (3)	3,003,339	3,002,903	3,003,339	3,007,591

(1)  For operations with installments overdue for more than 14 days;

(2)  Recorded based on the customer/transaction classification and, accordingly, not included in the preceding item; and

(3)  The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risks, together with the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The additional provision per customer was classified according to the corresponding risk levels (Note 10f).

h) Allowance for loan losses (ALL) expenses net of amounts recovered

Expenses with the allowance for loan losses, net of recoveries of written-off credits, are as follows.

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Amount recorded	2,685,136	2,534,045	5,219,181	4,478,283
Amount recovered (1)	(704,081)	(613,490)	(1,317,571)	(1,227,288)
ALL expense net of amounts recovered	1,981,055	1,920,555	3,901,610	3,250,995

(1)  Classified in income from loan operations (Note 10j).

i) Changes in renegotiated portfolio

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Opening balance	7,273,546	6,911,604	6,911,604	5,546,177
Amount renegotiated	2,099,275	1,672,867	3,772,143	2,715,552
Amount received	(906,538)	(763,936)	(1,670,474)	(1,043,242)
Write-offs	(661,959)	(546,989)	(1,208,949)	(912,191)
Closing balance	7,804,324	7,273,546	7,804,324	6,306,296
Allowance for loan losses	4,851,715	4,582,520	4,851,715	3,928,140
Percentage on renegotiation portfolio	62.2%	63.0%	62.2%	62.3%

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Notes to the Consolidated Financial Statements

j) Income on loan and leasing operations

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Discounted trade receivables and loans	7,717,526	7,184,960	14,902,486	11,963,432
Financings	2,626,149	2,426,774	5,052,923	3,928,841
Agricultural and agribusiness loans	245,164	276,512	521,676	544,707
Subtotal	10,588,839	9,888,246	20,477,085	16,436,980
Recovery of credits charged-off as loss	704,081	613,490	1,317,571	1,227,288
Subtotal	11,292,920	10,501,736	21,794,656	17,664,268
Leasing net of expenses	441,044	444,858	885,902	1,196,716
Total	11,733,964	10,946,594	22,680,558	18,860,984

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balance sheet accounts

	R$ thousand
	2011		2010
	June 30	March 31	June 30
Assets – other receivables
Exchange purchases pending settlement	11,235,550	10,984,526	9,117,146
Foreign exchange acceptances and term documents in foreign currencies	-	-	1,951
Exchange sale receivables	3,183,493	5,590,026	3,918,059
(-) Advances in local currency received	(539,566)	(415,051)	(348,522)
Income receivable on advances granted	50,127	48,893	88,351
Total	13,929,604	16,208,394	12,776,985
Liabilities – other liabilities
Exchange sales pending settlement	3,162,492	5,573,821	3,909,517
Exchange purchase payables	11,528,464	11,206,544	9,200,781
(-) Advances on foreign exchange contracts	(6,788,080)	(5,727,656)	(5,629,606)
Other	4,823	7,039	4,031
Total	7,907,699	11,059,748	7,484,723
Net foreign exchange portfolio	6,021,905	5,148,646	5,292,262
Memorandum accounts:
- Loans available for imports	1,588,510	1,570,061	870,616
- Confirmed exports loans	41,321	35,360	80,317

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Notes to the Consolidated Financial Statements

Foreign exchange results

Breakdown of foreign exchange transaction results adjusted to facilitate presentation

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Foreign exchange operations result	142,010	129,411	271,421	214,541
Adjustments:
- Income on foreign currency financing (1)	5,313	5,103	10,416	39,794
- Income on export financing (1)	119,700	114,571	234,271	164,070
- Income on foreign investments (2)	378	152	530	27,010
- Expenses of liabilities with foreign bankers (3) (Note 17c)	11,264	(2,955)	8,309	(253,626)
- Funding expenses (4)	(71,140)	(71,059)	(142,199)	(118,918)
- Other	(53,093)	(56,209)	(109,302)	136,101
Total adjustments	12,422	(10,397)	2,025	(5,569)
Adjusted foreign exchange operations result	154,432	119,014	273,446	208,972

(1)  Classified in item “Income from loan operations;”

(2)  Stated in item “Income on securities transactions;”

(3)  Related to funds for financing advances on foreign exchange contracts and import financing, classified in item “Borrowing and onlending expenses;” and

(4)  Refer to funding expenses of investments on foreign exchange transactions.

b)   Sundry

	R$ thousand
	2011		2010
	June 30	March 31	June 30
Tax credits (Note 34c)	19,979,224	18,419,399	17,273,477
Credit card operations	12,496,887	11,954,872	11,349,913
Borrowers by escrow deposits	8,251,539	7,858,796	7,166,084
Prepaid taxes (1)	4,635,965	1,493,252	2,152,663
Sundry borrowers	2,671,777	2,023,793	1,788,487
Trade and credit receivables (2)	1,353,959	1,614,387	2,336,629
Advances to Fundo Garantidor de Crédito (Deposit Guarantee Fund – FGC)	441,431	487,096	624,092
Payments to be reimbursed	455,950	501,698	471,378
Receivables from sale of assets	66,910	69,542	75,476
Other	370,621	213,352	319,380
Total	50,724,263	44,636,187	43,557,579

(1)  On June 30, 2011, includes tax credits to be offset amounting to R$2,911,634 thousand (Note 18a); and

(2)  Includes receivables from the acquisition of financial assets from loan operations without substantial transfer of risks and benefits.

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Notes to the Consolidated Financial Statements

12)    OTHER ASSETS

a)   Foreclosed assets/others

	R$ thousand
	Cost	Provision for losses	Residual value
			2011		2010
			June 30	March 31	June 30
Real estate	146,602	(33,390)	113,212	114,542	142,833
Goods subject to special conditions	58,168	(58,168)	-	-	-
Vehicles and similar	382,195	(121,005)	261,190	274,184	342,291
Inventories/warehouse	41,399	-	41,399	28,822	26,515
Machinery and equipment	15,847	(6,485)	9,362	10,384	9,489
Others	8,240	(7,140)	1,100	1,104	1,156
Total on June 30, 2011	652,451	(226,188)	426,263
Total on March 31, 2011	659,098	(230,062)		429,036
Total on June 30, 2010	778,811	(256,527)			522,284

b)   Prepaid expenses

	R$ thousand
	2011		2010
	June 30	March 31	June 30
Commission on the placement of financing (1)	896,224	675,777	705,933
Insurance selling expenses (2)	523,900	481,478	433,227
Advertising and publicity expenses (3)	87,999	91,492	63,297
Other	160,645	149,481	182,280
Total	1,668,768	1,398,228	1,384,737

(1)  Commissions paid to storeowners and car dealers;

(2)  Commissions paid to brokers for the sale of insurance, private pension plans and savings bond products; and

(3)  Prepaid expenses of future advertising and marketing campaigns.

13)    INVESTMENTS

a)   Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2011		2010
	June 30	March 31	June 30
- IRB-Brasil Resseguros S.A.	448,234	444,682	435,431
- Integritas Participações S.A.	452,446	444,806	424,765
- Serasa S.A.	90,552	83,634	85,454
- BES Investimento do Brasil S.A.	97,282	95,612	89,593
- Other	77,033	82,566	37,426
Total in affiliates	1,165,547	1,151,300	1,072,669
- Tax incentives	239,760	240,089	260,448
- Other investments	556,786	546,425	502,437
Provision for:
- Tax incentives	(212,912)	(213,252)	(231,295)
- Other investments	(50,212)	(49,874)	(51,155)
Overall total of investments	1, 698,969	1,674,688	1,553,104

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Notes to the Consolidated Financial Statements

b)   The adjustments resulting from the equity accounting for investments were recorded in income accounts, under “Equity in the Earnings (Losses) of Unconsolidated Companies” and corresponded to R$50,065 thousand in the first half of 2011 (R$47,771 thousand in the first half of 2010 and R$15,877 thousand in the second quarter of 2011 (R$34,188 thousand in the first quarter of 2011)).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity accounting adjustments (1)
							2011			2010
			Common	Preferred			2nd Quarter	1st Quarter	1st Half	1st Half
IRB-Brasil Resseguros S.A. (2)	1,350,000	2,110,330	-	212	21.24%	152,274	5,243	27,100	32,343	16,947
BES Investimento do Brasil S.A. – Banco de Investimento (2)	320,000	486,410	10,745	10,745	20.00%	26,245	1,670	3,579	5,249	5,610
Serasa S.A. (2)	145,000	1,096,271	909	-	8.26%	126,828	6,918	3,558	10,476	11,066
Integritas Participações S.A.(2)	57,406	653,741	22,581	-	22.32%	8,947	2,046	(49)	1,997	14,148
Equity in the earnings of unconsolidated companies							15,877	34,188	50,065	47,771

(1)  Equity adjustments comprise participation in the results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable; and

(2)  Based on financial information from previous month.

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Notes to the Consolidated Financial Statements

14)    PREMISES AND EQUIPMENT AND LEASED ASSETS

These assets are stated at acquisition cost. Depreciation is calculated based on the straight-line method at annual rates which take into consideration their economic useful lives.

	R$ thousand
	Annual rate	Cost	Depreciation	Residual value
				2011		2010
				June 30	March 31	June 30
Premises and equipment:
- Buildings	4%	785,139	(360,211)	424,928	414,069	290,273
- Land	-	351,197	-	351,197	345,890	348,967
Facilities, furniture and equipment in use	10%	3,763,251	(2,140,038)	1,623,213	1,567,539	1,487,199
Security and communication systems	10%	217,559	(133,726)	83,833	81,230	76,498
Data processing systems	20 to 50%	1,758,098	(1,090,201)	667,897	596,912	562,028
Transportation systems	20%	35,602	(23,923)	11,679	12,454	13,582
Financing lease of data processing systems	20 to 50%	2,026,000	(1,532,736)	493,264	644,677	641,874
Subtotal		8,936,846	(5,280,835)	3,656,011	3,662,771	3,420,421
Leased assets		11,783	(9,926)	1,857	2,999	6,530
Total on June 30, 2011		8,948,629	(5,290,761)	3,657,868
Total on March 31, 2011		8,961,000	(5,295,230)		3,665,770
Total on June 30, 2010		8,359,789	(4,932,838)			3,426,951

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Notes to the Consolidated Financial Statements

Bradesco Organization’s premises and equipment present an unrecorded surplus value of R$2,889,995 thousand (March 31, 2011 – R$2,567,678 thousand and June 30, 2010 – R$1,987,530 thousand), which results in large part from the increase in their market price, based on appraisal reports prepared by independent experts in 2011, 2010 and 2009.

Bradesco has entered into financial lease agreements, for data processing systems (hardware), which are included in premises and equipment. Under this accounting policy, assets and liabilities are classified in the financial statements and depreciation is calculated according to the depreciation policy adopted for own assets. Interest on the liability is also recognized.

The fixed asset to reference shareholders’ equity ratio in the “economic-financial consolidated” is 17.33% (March 31, 2011 – 17.41% and June 30, 2010 – 20.91%), and in the “financial consolidated” is 47.13% (March 31, 2011 – 47.74% and June 30, 2010 – 48.03%), whereas the maximum limit is 50%.

The difference between the fixed assets to shareholders’ equity ratio in the “economic-financial consolidated” and in the “financial consolidated” is due to non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “financial consolidated.” Whenever necessary, we may reallocate the funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate reorganization between the financial and non-financial companies, thus improving the ratio.

15)    INTANGIBLE ASSETS

a)   Goodwill

Goodwill from investment acquisitions amounted to R$2,913,753 thousand, net of accrued amortization, when applicable,  of which: (i) R$509,666 thousand represents the difference between book value and market value of shares recorded in Permanent Assets – Investments (BM&FBOVESPA and Integritas/Fleury shares), to be amortized upon their realization; and (ii) R$2,404,087 thousand representing future profitability/client portfolio, which is amortized over twenty years, net of accrued amortization , when applicable.

In the first half of 2011, goodwill amortization totaled R$132,225 thousand (R$114,884 thousand in the first half of 2010) and R$66,490 thousand in the second quarter of 2011 (R$65,735 thousand in the first quarter of 2011)) (Note 29).

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Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Intangible assets

Acquired intangible assets comprise:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Residual value
				2011		2010
				June 30	March 31	June 30
Acquisition of banking services rights	Contract (4)	3,790,866	(2,059,696)	1,731,170	1,827,941	1,408,732
Software (2)	20% to 50%	4,622,045	(2,418,809)	2,203,236	2,110,197	1,829,845
Future profitability/client portfolio (3)	Up to 20%	2,916,276	(512,189)	2,404,087	2,470,577	1,972,263
Other	20%	104,761	(64,026)	40,735	38,485	41,347
Total on June 30, 2011		11,433,948	(5,054,720)	6,379,228
Total on March 31, 2011		11,173,081	(4,725,881)		6,447,200
Total on June 30, 2010		9,061,745	(3,809,558)			5,252,187

(1)  Intangible assets are amortized over the estimated period of economic benefit and charged under “other administrative expenses” and “other operating expenses”, when applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed of goodwill on the acquisition of interest in Banco Ibi - R$981,492 thousand, Odontoprev - R$361,204 thousand, Ágora Corretora - R$213,004 thousand, Ibi México - R$25,592 thousand, Europ Assistance Serviços de Assistência Personalizados - R$24,036 thousand, CBSS – Cia. Brasileira de Soluções e Serviços - R$170,592 thousand and Cielo S.A. - R$408,014 thousand, net of accrued amortization, when applicable; and

(4)  Based on each pay-back agreement.

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Notes to the Consolidated Financial Statements

c)   Change in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ client portfolio	Other	Total
Balance on December 31, 2010	1,909,831	1,992,843	2,416,496	39,981	6,359,151
Additions/reductions	158,101	433,715	119,816	4,216	715,848
Amortization for the period	(336,762)	(223,322)	(132,225)	(3,462)	(695,771)
Balance on June 30, 2011	1,731,170	2,203,236	2,404,087	40,735	6,379,228

16)    DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
● Demand deposits (1)	33,007,178	-	-	-	33,007,178	31,777,641	32,754,590
● Savings deposits (1)	54,810,856	-	-	-	54,810,856	54,624,988	47,331,685
● Interbank deposits	149,448	85,373	90,041	3,645	328,507	252,249	454,948
● Time deposits (2)	11,881,900	22,056,892	12,542,512	78,903,759	125,385,063	116,054,512	96,823,703
● Other – investment deposits (1)	29,307	-	-	-	29,307	1,113,049	1,087,043
Overall total on June 30, 2011	99,878,689	22,142,265	12,632,553	78,907,404	213,560,911
%	46.8	10.4	5.9	36.9	100.0
Overall total on March 31, 2011	95,562,421	10,695,214	21,542,930	76,021,874		203,822,439
%	46.9	5.2	10.6	37.3		100.0
Overall total on June 30, 2010	85,969,992	11,309,883	7,422,967	73,749,127			178,451,969
%	48.2	6.3	4.2	41.3			100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the maturities established in investments.

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Notes to the Consolidated Financial Statements

b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Own portfolio	72,913,893	6,972,664	9,685,647	33,077,199	122,649,403	120,774,698	57,691,290
● Government securities	71,582,273	497,053	299,667	49,374	72,428,367	67,819,188	16,124,062
● Debentures of own issuance	776,909	4,812,924	8,916,514	32,608,618	47,114,965	48,351,422	40,914,745
● Foreign	554,711	1,662,687	469,466	419,207	3,106,071	4,604,088	652,483
Third-party portfolio (1)	33,976,937	1,018,855	-	-	34,995,792	50,793,391	72,027,616
Unrestricted portfolio (1)	2,611,267	3,932,023	-	16,010	6,559,300	7,420,692	1,414,807
Overall total on June 30, 2011 (2)	109,502,097	11,923,542	9,685,647	33,093,209	164,204,495
%	66.7	7.3	5.8	20.2	100.0
Overall total on March 31, 2011 (2)	122,313,854	14,239,721	6,010,479	36,424,727		178,988,781
%	68.3	8.0	3.3	20.4		100.0
Overall total on June 30, 2010 (2)	87,142,057	8,103,183	5,113,091	30,775,382			131,133,713
%	66.5	6.2	3.8	23.5			100.0

(1)  Represented by government securities; and

(2)  Includes R$44,223,223 thousand (March 31, 2011 - R$40,961,895 thousand and June 30, 2010 – R$29,202,365 thousand) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and  d).

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Notes to the Consolidated Financial Statements

c)   Funds from issuance of securities

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Securities - domestic:
- Mortgage bonds	165,919	691,541	463,667	5,915	1,327,042	1,294,024	996,081
- Letters of credit for real estate	77,440	516,619	924,031	3,331	1,521,421	1,197,290	202,228
- Letters of credit for agribusiness	125,600	743,965	910,636	54,831	1,835,032	1,815,674	1,639,523
- Financial bills	-	-	3,379,095	14,043,029	17,422,124	11,521,193	3,432,015
- Debentures (1)	-	-	-	-	-	763,547	741,669
Subtotal	368,959	1,952,125	5,677,429	14,107,106	22,105,619	16,591,728	7,011,516
Securities - foreign:
- MTN Program Issues (2)	23,466	-	-	3,668,585	3,692,051	1,635,574	1,819,624
- Securitization of future flow of money orders received from abroad (Note 16d)	5,500	174,063	195,137	2,895,112	3,269,812	3,501,841	3,855,329
- Securitization of future flow of credit card bill receivables from cardholders resident abroad (Note 16d)	-	-	-	-	-	272	72,467
- Issuance costs	-	-	-	(23,920)	(23,920)	(28,416)	(29,575)
Subtotal	28,966	174,063	195,137	6,539,777	6,937,943	5,109,271	5,717,845
Overall total on June 30, 2011	397,925	2,126,188	5,872,566	20,646,883	29,043,562
%	1.4	7.3	20.2	71.1	100.0
Overall total on March 31, 2011	350,710	2,751,735	2,211,697	16,386,857		21,700,999
%	1.6	12.7	10.2	75.5		100.0
Overall total on June 30, 2010	280,344	1,806,967	2,019,856	8,622,194			12,729,361
%	2.2	14.2	15.9	67.7			100.0

(1)  Past due transactions on May 1, 2011 referring to issuances of simple debentures not convertible into Bradesco Leasing S.A. Arrendamento Mercantil shares; and

(2)  Issuance of securities in the foreign market for costumers’ foreign exchange operations, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports, financing of imports and working capital financing, substantially in the medium and long terms.

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Notes to the Consolidated Financial Statements

d)   Since 2003, the Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited are financed with long-term debt and settled through future cash flows of the underlying assets, which basically include:

(i)  Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) Current and future flows of credit card receivables arising from expenditures in Brazil by holders of credit cards issued outside Brazil.

Long-term notes issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs’ operations are discontinued.

Funds from the sale of current and future money order flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a minimum limit is attained.

We present below the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Transaction amount	Maturity	Total
				2011		2010
				June 30	March 31	June 30
Securitization of future flow of money orders received from abroad	7.28.2004	305,400	8.20.2012	30,972	38,786	64,394
	6.11.2007	481,550	5.20.2014	268,109	305,569	421,787
	6.11.2007	481,550	5.20.2014	267,937	304,956	421,579
	12.20.2007	354,260	11.20.2014	202,656	227,698	305,743
	12.20.2007	354,260	11.20.2014	202,656	227,698	305,743
	3.6.2008	836,000	5.22.2017 (1)	779,573	813,412	899,168
	12.19.2008	1,168,500	2.20.2019 (2)	779,328	813,128	899,136
	3.20.2009	225,590	2.20.2015(3)	-	-	179,444
	12.17.2009	133,673	11.20.2014	116,740	121,808	134,673
	12.17.2009	133,673	2.20.2017	116,286	121,304	134,212
	12.17.2009	89,115	2.20.2020	77,503	80,847	89,450
	8.20.2010(4)	307,948	8.21.2017	272,386	284,212	-
	9.29.2010(5)	170,530	8.21.2017	155,666	162,423	-
Total		5,042,049		3,269,812	3,501,841	3,855,329
Securitization of future flow of credit card bill receivables from cardholders resident abroad	7.10.2003	800,818	6.15.2011(6)	-	272	72,467
Total		800,818		-	272	72,467

(1)    The maturity date was postponed from May 20, 2015 to May 22, 2017;

(2)    The maturity date was postponed from February 20, 2015 to February 22, 2016 and from February 22, 2016 to February 20, 2019;

(3)    Security presettled on August 20, 2010;

(4)    New issuance of securities abroad due on August 21, 2017 in the amount of US$175,000;

(5)    New issuance of securities abroad due on August 21, 2017 in the amount of US$100,000; and

(6)    Security settled on June 15, 2011.

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Notes to the Consolidated Financial Statements

e)   Expenses with funding and monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds:

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Savings deposits	922,912	878,542	1,801,454	1,350,320
Time deposits	3,408,639	3,104,382	6,513,021	4,617,419
Federal funds purchased and securities sold under agreements to repurchase	4,607,268	4,529,373	9,136,641	5,263,477
Funds from issuance of securities	647,451	499,880	1,147,331	408,428
Other funding expenses	92,020	88,650	180,670	169,329
Subtotal	9,678,290	9,100,827	18,779,117	11,808,973
Expenses for monetary restatement and interest on technical provisions from insurance, private pension plans and savings bonds	1,382,278	1,703,001	3,085,279	2,474,880
Total	11,060,568	10,803,828	21,864,396	14,283,853

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Notes to the Consolidated Financial Statements

17)    BORROWING AND ONLENDING

a)   Borrowing

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Foreign	2,414,831	4,725,350	3,245,480	894,805	11,280,466	9,691,705	9,392,342
Overall total on June 30, 2011	2,414,831	4,725,350	3,245,480	894,805	11,280,466
%	21.4	41.9	28.8	7.9	100.0
Overall total on March 31, 2011	1,029,848	5,226,114	2,559,738	876,005		9,691,705
%	10.7	53.9	26.4	9.0		100.0
Overall total on June 30, 2010	1,466,373	4,659,538	2,376,155	890,276			9,392,342
%	15.6	49.6	25.3	9.5			100.0

b)   Onlending

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	June 30	March 31	June 30
Local	1,147,861	4,649,036	4,609,152	23,492,920	33,898,969	31,795,382	25,152,024
- National Treasury	-	-	17,087	-	17,087	35,016	19,236
- BNDES	394,235	2,083,589	1,637,867	8,794,621	12,910,312	11,977,353	9,883,266
- CEF	1,571	6,975	8,371	55,845	72,762	86,877	87,411
- FINAME	752,055	2,558,472	2,945,827	14,641,827	20,898,181	19,695,512	15,161,456
- Other institutions	-	-	-	627	627	624	655
Foreign	28,194	-	-	-	28,194	13,551	488,925
Overall total on June 30, 2011	1,176,055	4,649,036	4,609,152	23,492,920	33,927,163
%	3.5	13.7	13.6	69.2	100.0
Overall total on March 31, 2011	1,163,277	3,704,082	4,892,731	22,048,843		31,808,933
%	3.7	11.6	15.4	69.3		100.0
Overall total on June 30, 2010	992,544	2,950,587	3,969,751	17,728,067			25,640,949
%	3.9	11.5	15.5	69.1			100.0

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Notes to the Consolidated Financial Statements

c)   Borrowing and onlending expenses

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Borrowing:
- Local	340	1,023	1,363	1,589
- Foreign	20,022	18,229	38,251	29,255
Subtotal borrowing	20,362	19,252	39,614	30,844
Local onlending:
- National Treasury	162	179	341	1,982
- BNDES	186,654	181,927	368,581	281,135
- CEF	1,201	1,749	2,950	3,393
- FINAME	243,790	222,398	466,188	387,166
- Other institutions	6	5	11	69
Foreign onlending:
- Payables to foreign bankers (Note 11a)	(11,264)	2,955	(8,309)	253,626
- Other expenses with foreign onlending	(866,900)	(443,825)	(1,310,725)	93,713
Subtotal onlending	(446,351)	(34,612)	(480,963)	1,021,084
Total	(425,989)	(15,360)	(441,349)	1,051,928

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the accounting; however,  there are ongoing proceedings whose chances of success are assessed as probable, such as a) Social Integration Program (PIS), claiming the offset of PIS on Revenues, paid in accordance with Decree-Laws 2445/88 and 2449/88, regarding the payment exceeding the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, whose decision may lead to the reimbursement of the amounts paid.

During the second quarter of 2011, following the normal course of the ongoing proceedings, Bradesco enabled tax credits amounting to R$2,911,634 thousand, which were recorded in the “prepaid taxes” account (Note 11b), not producing effects, however, on the net income for the period and shareholders’ equity, once a provision for tax contingencies (Note 20a) was fully recorded until all actions are formalized and addressed, and Management had concluded on its assessment with respect to the progress of those credits offsetting.

b)   Provisions, contingent liabilities classified as probable losses and legal liabilities – tax and social security

The Bradesco Organization is currently party to a number of labor, civil and tax lawsuits, arising from the normal course of its business activities.

__172                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Provisions were recorded based on the opinion of legal advisors, the type of lawsuit, similarity with previous lawsuits and complexity and positioning of the courts, whenever a loss is deemed probable.

Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

Liability related to litigation is held until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals can no longer be lodged or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees seeking indemnity, especially for unpaid overtime. In proceedings requiring judicial deposit, the amount of labor provision is recorded considering the effective perspective of loss of these deposits. For other proceedings, the provision is recorded based on the average of total payments made for claims settled in the last 12 months, considering the year of the judicial ruling.

Following more effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and, accordingly, the amount of claims on an individual basis subsequent to 1997 dropped substantially.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled by computer-based systems and provisioned whenever the loss is evaluated as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

The issues discussed in lawsuits relating to protests, returned checks and information on debtors in the credit restriction registry usually are not events that cause a significant impact on financial income. Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

It is worth noting the significant number of legal claims pleading the incidence of inflation rates which were excluded from the monetary restatement of savings accounts balances due to Government Economic Plans which were part of the Government economic policy to reduce inflation in the past. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been provisioned taking into consideration claims effectively notified and their assessed loss perspectives, taking into consideration the current judicial decision of the Superior Court of Justice (STJ).

Regarding the disputes related to Economic Plans, it is worth noting two aspects: a) the inexistence of potential representative liability, given the right to new suits is barred; and b) the “APDF”/165 lawsuit (failure to comply with fundamental concepts) brought by the National Confederation of the Financial System (CONSIF), aiming at suspending all the pending lawsuits about economic plans pending judgment by the Federal Supreme Court (STF).

Bradesco      173

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

             III -   Legal liabilities – provision for tax risks

The Bradesco Organization is disputing in court the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, although the likelihood of a medium- and long-term favorable outcome is good, based on the opinion of the legal advisors.

The main issues are:

-   Cofins – R$5,655,947 thousand: a request for authorization to calculate and pay Cofins, as of October 2005, on the effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

-   INSS Autonomous Brokers – R$911,663 thousand: it questions the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

-   IRPJ/Loan Losses – R$764,264 thousand: it requests authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the amount of effective and definite loan losses, total or partial, suffered, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

-   CSLL – Deductibility on the IRPJ calculation basis – R$584,585 thousand: it requests to calculate and pay income tax due, related to the reference year of 1997 and on, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

-   PIS – R$287,311 thousand: it requests the authorization to offset amounts overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the amount above the calculation basis laid down in the Constitution, i.e., gross operating revenue, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

               IV -    Provisions by nature

	R$ thousand
	2011		2010
	June 30	March 31	June 30
Labor claims	1,727,735	1,630,771	1,618,413
Civil claims	2,901,382	2,731,484	2,446,055
Subtotal (1)	4,629,117	4,362,255	4,064,468
Provision for tax risks (2) (3)	13,274,393	9,714,175	8,291,665
Total	17,903,510	14,076,430	12,356,133

(1)  Note 20b;

(2)  Classified under “Other liabilities – tax and social security” (Note 20a); and

(3)  Includes provision for tax risks (Note 18a).

__174                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

                 V -    Changes in provisions

	R$ thousand
	2011
	Labor	Civil	Tax (1)
Balance at the beginning of the period	1,580,811	2,664,436	9,234,533
Monetary restatement	89,319	179,668	371,465
Net reversals and write-offs (2)	294,581	264,515	3,706,116
Payments	(236,976)	(207,237)	(37,721)
Balance at the end of the period	1,727,735	2,901,382	13,274,393

(1)  Comprises, substantially, legal liabilities; and

(2)  Includes provision for tax risks (Note 18a).

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recognized in the financial statements. The main proceedings with this classification are: a) leasing companies’ Tax on Services of any Nature (ISSQN), the total processes of which correspond to R$423,707 thousand. In this lawsuit, the demand of tax by municipalities other than those where the companies are located and from which the tax is collected in compliance with the law is discussed when recording tax credit; b) Social Security (INSS) on transfers to private pension plans, considered for purposes of oversight as compensation subject to INSS in the amount of R$241,155 thousand, in addition to a one-time fine for the failure to pay Withholding Income Tax on said compensation in the amount of R$147,546 thousand; and c) Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) relating to alleged undue loss on the receipt of financial credits set forth in articles 9 and 10 of Law 9,430/96, in the amount of R$231,184 thousand.

Bradesco      175

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

19)    SUBORDINATED DEBT

					R$ thousand
					2011		2010
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	June 30	March 31	June 30
In Brazil:
Subordinated CDB
2011(4)	5	523,000	R$	102.5% to 103.0% of CDI rate	902,857	2,732,395	7,289,281
2012				103.0% of CDI rate/	4,861,110	4,720,571	4,348,840
				100.0% of CDI rate + (0.344% p.a. to 0.4914%p.a.) /
	5	3,236,273	R$	IPCA + (7.102% p.a. – 7.632% p.a.)
				100.0% of CDI rate + (0.344% p.a. – 1.0817% p.a.)/	830,310	804,836	737,686
2013	5	575,000	R$	IPCA + (7.74% p.a. – 8.20% p.a.)
2014	6	1,000,000	R$	112.0% of CDI rate	1,333,482	1,292,862	1,185,886
				108.0% and 112.0% of CDI rate/	1,664,564	1,604,085	1,444,378
2015	6	1,274,696	R$	IPCA + (6.92% p.a. – 8.55% p.a.)
2016	6	500	R$	IPCA + (7.1292% p.a.)	609	590	534
				100.0% of DI rate – CETIP/	5,459,081	5,305,554	4,898,612
				100.0% of CDI rate + (0.75% p.a. – 0.87% p.a.)/
2012	10	1,569,751	R$	101.0% to 102.5% of CDI rate
2019	10	20,000	R$	IPCA + (7.76% p.a.)	25,728	24,845	22,408
Financial Letters/other:
2011 to 2021 (5)	up to 11	3,236,869	R$	100.0% to 112.0% of CDI rate	3,336,408	1,801,219	3,628
2010 to 2012 (3)	up to 2	-	R$	9.43% p.a. rate	-	-	128,449
2011 to 2018	up to 8	352,089	R$	IPCA + (6.5151% p.a. – 7.4724% p.a.)	369,846	199,116	20,298
2011 to 2021	up to 11	90,922	R$	12.7513% p.a. – 13.8609% p.a. rate	96,849	68,755	20,336
2011 to 2021	up to 11	77,074	R$	IGPM + (5.8351% p.a. – 7.0670% p.a.)	81,373	55,659	-
Subtotal in Brazil					18,962,217	18,610,487	20,100,336

Abroad:
2011	10	353,700	US$	10.25% p.a. rate	235,046	251,380	284,212
2012 (1)	10	315,186	Yen	4.05% p.a. rate	342,106	349,480	239,926
2013	10	1,434,750	US$	8.75% p.a. rate	779,073	812,643	898,310
2014	10	801,927	Euro	8.00% p.a. rate	516,704	537,468	503,040
2019	10	1,333,575	US$	6.75% p.a. rate	1,203,733	1,252,861	1,380,012
2021 (2)	11	1,600,000	US$	5.90% p.a. rate	2,552,061	2,623,759	-
Issuance costs					(27,229)	(29,929)	(21,225)
Subtotal abroad					5,601,494	5,797,662	3,284,275
Overall total					24,563,711	24,408,149	23,384,611

(1)   Including the cost of swap to U.S. dollar, the rate increases to 10.15% p.a.;

(2)   In August 2010 and in January 2011, subordinated debts in the amount of US$1,100,000 thousand and US$500,000 thousand, respectively,  were issued abroad with a 5.90% p.a. rate, due in 2021;

(3)   Refers to the redemptions made in advance in subordinated CDB pegged to loan operations/others on December 21, 2010;

(4)   Maturity of subordinated debts amounting to US$3,981,022 thousand, of which: (i) US$1,000,000 thousand in January 2011; (ii) US$1,171,022 thousand in February 2011; (iii) US$710,00 thousand in March, 2011; and US$1,100,000 thousand in June 2011; and

(5)   In February and June 2011, financial bills were issued totaling R$1,520,700 thousand and R$944,662 thousand, respectively, falling due in 2017.

__176                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

20)    OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2011		2010
	June 30	March 31	June 30
Provision for tax risks (Note 18b IV)	13,274,393	9,714,175	8,291,665
Provision for deferred income tax (Note 34f)	4,810,120	4,960,599	4,875,607
Taxes and contributions on profits payable	3,416,483	1,696,407	959,081
Taxes and contributions payable	904,709	890,495	610,635
Total	22,405,705	17,261,676	14,736,988

b)   Sundry

	R$ thousand
	2011		2010
	June 30	March 31	June 30
Credit card operations	10,881,090	10,086,133	9,532,694
Provision for payments	3,850,215	3,741,552	3,580,084
Civil and labor provisions (Note 18b IV)	4,629,117	4,362,255	4,064,468
Sundry creditors	2,526,619	2,621,521	1,765,182
Liabilities for acquisition of assets – finance leasing (1)	667,283	748,785	836,613
Liabilities for acquisition of assets and rights	434,091	477,614	585,459
Liabilities for official agreements	300,387	275,664	288,149
Other	1,072,286	943,500	870,612
Total	24,361,088	23,257,024	21,523,261

(1)  Refer to liabilities for acquisition of data processing systems (hardware) by means of financial leasing operations (Bradesco as lessee).

Bradesco      177

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Notes to the Consolidated Financial Statements

21)    INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS OPERATIONS

a)     Provisions by account

	R$ thousand
	Insurance (1)			Life and private pension plans (2)			Savings bonds			Total
	2011		2010	2011		2010	2011		2010	2011		2010
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Current and long-term liabilities
Mathematical provision for benefits to be granted	690,423	680,800	652,386	69,176,011	66,032,853	57,423,497	-	-	-	69,866,434	66,713,653	58,075,883
Mathematical provision for benefits granted	134,380	127,356	123,848	5,224,924	5,166,975	4,753,910	-	-	-	5,359,304	5,294,331	4,877,758
Mathematical provision for redemptions	-	-	-	-	-	-	3,412,918	3,241,254	2,728,694	3,412,918	3,241,254	2,728,694
Provision for incurred but not reported (IBNR) claims	1,092,651	1,380,431	1,482,913	702,334	657,985	584,941	-	-	-	1,794,985	2,038,416	2,067,854
Unearned premiums provision	1,892,095	1,746,578	1,789,978	115,566	89,989	74,129	-	-	-	2,007,661	1,836,567	1,864,107
Provision for contribution insufficiency (3)	-	-	-	3,553,018	3,497,357	3,498,876	-	-	-	3,553,018	3,497,357	3,498,876
Provision for unsettled claims	2,306,015	1,950,944	1,330,477	927,114	893,690	812,420	-	-	-	3,233,129	2,844,634	2,142,897
Financial fluctuation provision	-	-	-	619,739	621,576	636,880	-	-	-	619,739	621,576	636,880
Premium insufficiency provision	-	-	-	547,090	542,117	211,725	-	-	-	547,090	542,117	211,725
Financial surplus provision	-	-	-	373,782	366,736	361,072	-	-	-	373,782	366,736	361,072
Provision for drawings and redemptions	-	-	-	-	-	-	528,202	504,588	468,789	528,202	504,588	468,789
Provision for administrative expenses	-	-	-	99,543	98,359	128,824	147,319	139,052	112,170	246,862	237,411	240,994
Provision for contingencies	-	-	-	-	-	-	7,470	6,048	7,424	7,470	6,048	7,424
Other provisions	1,735,638	1,655,358	1,636,791	652,071	579,489	488,643	-	-	-	2,387,709	2,234,847	2,125,434
Total provisions	7,851,202	7,541,467	7,016,393	81,991,192	78,547,126	68,974,917	4,095,909	3,890,942	3,317,077	93,938,303	89,979,535	79,308,387

__178                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)    Technical provisions by product

	R$ thousand
	Insurance			Life and private pension plans			Savings bonds			Total
	2011		2010	2011		2010	2011		2010	2011		2010
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Health (1)	3,887,910	3,736,838	3,453,252	-	-	-	-	-	-	3,887,910	3,736,838	3,453,252
Auto/RCF	2,348,777	2,216,067	2,124,851	-	-	-	-	-	-	2,348,777	2,216,067	2,124,851
DPVAT	117,960	103,172	92,134	283,649	240,162	207,272	-	-	-	401,609	343,334	299,406
Life	16,858	13,838	16,330	3,592,886	3,368,171	2,921,849	-	-	-	3,609,744	3,382,009	2,938,179
Basic lines	1,479,697	1,471,552	1,329,826	-	-	-	-	-	-	1,479,697	1,471,552	1,329,826
Unrestricted Benefits Generating Plan - PGBL to be granted	-	-	-	13,916,893	13,535,192	12,029,539	-	-	-	13,916,893	13,535,192	12,029,539
Long-Term Life Insurance - VGBL - to be granted	-	-	-	46,194,320	43,634,113	37,325,751	-	-	-	46,194,320	43,634,113	37,325,751
Pension plans	-	-	-	18,003,444	17,769,488	16,490,506	-	-	-	18,003,444	17,769,488	16,490,506
Savings bonds	-	-	-	-	-	-	4,095,909	3,890,942	3,317,077	4,095,909	3,890,942	3,317,077
Total technical provisions	7,851,202	7,541,467	7,016,393	81,991,192	78,547,126	68,974,917	4,095,909	3,890,942	3,317,077	93,938,303	89,979,535	79,308,387

Bradesco      179

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Notes to the Consolidated Financial Statements

c)       Guarantees of technical provisions

	R$ thousand
	Insurance			Life and private pension plans			Savings bonds			Total
	2011		2010	2011		2010	2011		2010	2011		2010
	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30	June 30	March 31	June 30
Investment fund quotas (VGBL and PGBL)	-	-	-	60,111,213	57,169,305	49,355,290	-	-	-	60,111,213	57,169,305	49,355,290
Investment fund quotas (excluding VGBL and PGBL)	6,561,137	6,199,225	5,911,775	15,482,170	14,639,625	14,624,897	3,717,142	3,512,070	3,036,637	25,760,449	24,350,920	23,573,309
Government securities	-	88,653	-	4,544,307	4,703,143	4,146,162	-	-	-	4,544,307	4,791,796	4,146,162
Private securities	62,533	51,186	22,296	583,707	610,383	798,531	227,136	221,175	182,842	873,376	882,744	1,003,669
Shares	2,945	2,851	2,111	1,373,551	1,536,783	27,868	351,665	357,728	297,613	1,728,161	1,897,362	327,592
Receivables	790,392	684,693	704,274	-	-	-	-	-	-	790,392	684,693	704,274
Deposits retained at IRB and court deposits	39,644	38,110	6,552	73,230	60,639	65,770	-	-	-	112,874	98,749	72,322
Reinsurance credits	702,416	698,110	620,754	7,977	7,646	7,126	-	-	-	710,393	705,756	627,880
Total guarantees of technical provisions	8,159,067	7,762,828	7,267,762	82,176,155	78,727,524	69,025,644	4,295,943	4,090,973	3,517,092	94,631,165	90,581,325	79,810,498

1)     “Other provisions” basically refers to the technical provisions of the “individual health” portfolio made in order to cover the differences of future premium adjustments and those necessary for the portfolio technical balance;

2)     Includes personal insurance and private pension operations; and

3)     The provision for contribution insufficiency for retirement and pension plans is calculated according to the normalized biometric table AT-2000, improved by 1.5% p.a., considering males separatly from females, who have a longer life expectancy, and actual real interest rate of 4.0% p.a. For disabilities plans, the provision is also actuarially calculated according to the biometric AT-49 (male) table and the 4.0% p.a. real interest rate.

__182                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)    Retained premiums from insurance, private pension plans contributions and savings bonds

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Premiums written	4,245,631	3,951,405	8,197,036	6,631,257
Supplementary private pension plan contributions (including VGBL)	4,712,625	3,316,970	8,029,595	6,342,674
Revenues from savings bonds	750,429	649,328	1,399,757	1,119,776
Coinsurance premiums	(49,476)	(41,020)	(90,496)	(59,223)
Refunded premiums	(31,185)	(32,043)	(63,228)	(47,486)
Net premiums written	9,628,024	7,844,640	17,472,664	13,986,998
Reinsurance premiums	(63,370)	(57,292)	(120,662)	(140,025)
Retained premiums from insurance, private pension plans and savings bonds	9,564,654	7,787,348	17,352,002	13,846,973

22)    non-controlling INTEREST IN SUBSIDIARIES

	R$ thousand
	2011		2010
	June 30	March 31	June 30
Andorra Holdings S.A. (1)	-	-	180,812
Banco Bradesco BBI S.A.	112,232	110,055	89,956
Other (2)	486,631	463,923	407,181
Total	598,863	573,978	677,949

(1)  100% interest after the acquisition of shares in December 2010; and

(2)  Mainly represented by non-controlling interest in Odontoprev S.A.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Breakdown of capital stock in number of shares

Fully subscribed and paid-up capital stock comprises non-par, registered, book-entry shares.

	2011		2010
	June 30	March 31	June 30
Common shares	1,912,397,390	1,912,397,390	1,881,225,318
Preferred shares	1,912,397,191	1,912,397,191	1,881,225,123
Subtotal	3,824,794,581	3,824,794,581	3,762,450,441
Treasury (common shares)	(2,487,000)	(2,487,000)	-
Total outstanding shares	3,822,307,581	3,822,307,581	3,762,450,441

b)   Changes in capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2010	1,880,830,018	1,881,225,123	3,762,055,141
Capital stock increase through share subscription	31,172,072	31,172,068	62,344,140
Shares acquired and not cancelled	(2,091,700)	-	(2,091,700)
Number of outstanding shares on June 30, 2011	1,909,910,390	1,912,397,191	3,822,307,581

Bradesco     183

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Notes to the Consolidated Financial Statements

The Special Shareholders’ Meeting held on December 17, 2010 resolved to increase the Capital Stock by R$1,500,000 thousand, from R$28,500,000 thousand to R$30,000,000 thousand through the issue of 62,344,140 new registered, book-entry shares with no par value, of which 31,172,072 are common shares and 31,172,068 are preferred shares, at the price of R$24.06 per share, through private subscription by shareholders from December 29, 2010 to January 31, 2011, at a ratio of 1.657008936% of their shareholding position on the date of the Meeting. Shareholders paid subscribed shares on February 18, 2011, corresponding to 96.53% of all shares. The 3.47% remaining from the offer were sold at an auction held on February 15, 2011 on the BM&FBOVESPA, with financial settlement on February 18, 2011. The excess of the total amount allocated to the creation of Capital Stock, of R$11,441 thousand, from the difference between the issue price and the sale price of stock at auction was recorded in the “Capital Reserve – Share Premium” account. The process was approved by the Brazilian Central Bank on March 18, 2011.

The Special Shareholders’ Meeting held on March 10, 2011 resolved to increase Capital Stock by R$100,000 thousand, from R$30,000,000 thousand to R$30,100,000 thousand, through the use of the balance held in the "Capital Reserve - Fiscal Incentives - Income tax, Restatement of Equity Securities and Share Fractions” account and a portion of the balance of the “Capital Reserve – Share Premium and Profit Reserve – Legal Reserve” account, without the issue of shares. The process was approved by the Brazilian Central Bank on March 18, 2011.

c)   Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority in repayment of capital and additional ten per cent (10%) of interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, with the new wording given in Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or total dividends of at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporation Law.

Interest on shareholders’ equity is calculated based on the shareholders' equity accounts and is limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), provided there are available profits, calculated prior to the deduction thereof, or retained earnings and profit reserves in amounts equivalent to, or exceeding twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing interest on shareholders’ equity at the maximum amount calculated pursuant to prevailing laws, and this is included, net of Withholding Income Tax, in the calculation of the mandatory dividends of the year set forth in the Company’s Bylaws.

The Board of Directors' Meeting held on December 6, 2010 approved Management’s proposal to pay shareholders complementary interest on shareholders’ equity related to the 2010 fiscal year, in the amount of R$1,906,000 thousand, at R$0.482461664 (net of 15% withholding income tax – R$0.410092414) per common share and R$0.530707830 (net of 15% withholding income tax – R$0.451101656) per preferred share, which was paid on February 18, 2011.

The Board of Directors’ Meeting held on February 11, 2011 approved the Board of Executive Officers' proposal for the payment to shareholders of dividends, to complement interest on shareholders’ equity and dividends for the 2010 fiscal year, in the amount of R$315,100 thousand, at a rate of R$0.079771188 per common share and R$0.087748307 per preferred share, the payment of which was made on February 18, 2011.

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Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The Board of Directors' Meeting held on June 27, 2011 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2011, in the amount of R$624,200 thousand, at R$0.155520588 (net of 15% withholding income tax - R$0.132192500) per common share and R$0.171072647 (net of 15% withholding income tax - R$0.145411750) per preferred share, which was paid on July 18, 2011.

Interest on shareholders’ equity and dividends related to the first half of 2011 is calculated as follows:

	R$ thousand	% (1)
Net income for the half-year	5,487,428
(-) Legal reserve	(274,371)
Adjusted calculation basis	5,213,057
Supplementary interest on shareholders’ equity (gross) provisioned	1,560,353
Withholding income tax on interest on shareholders’ equity	(234,053)
Interest on shareholders’ equity (net)	1,326,300
Monthly dividends paid and provisioned	315,799
Interest on shareholders’ equity (net) and dividends in the first half of 2011	1,642,099	31.50
Interest on shareholders’ equity (net) and dividends in the first half of 2010	1,349,788	31.52

(1)    Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

Interest on shareholders’ equity and dividends were paid and provisioned as follows:

Description	R$ thousand
	Per share (gross)		Gross paid/ provisioned amount	Withholding Income Tax (IRRF) (15%)	Net paid/ provisioned amount
	Common shares	Preferred shares
Complementary interest on shareholders’ equity paid	0.194730	0.214203	699,360	104,904	594,456
Interim interest on shareholders’ equity paid	0.155521	0.171073	558,600	83,790	474,810
Monthly dividends paid	0.079316	0.087248	280,522	-	280,522
Total in the first half of 2010	0.429567	0.472524	1,538,482	188,694	1,349,788
Complementary interest on shareholders’ equity provisioned	0.191102	0.210213	766,998	115,050	651,948
Monthly dividends paid	0.039658	0.043624	156,635	-	156,635
Total in the first quarter of 2011	0.230760	0.253837	923,633	115,050	808,583
Complementary interest on shareholders’ equity provisioned	0.042146	0.046360	169,155	25,373	143,782
Interim interest on shareholders’ equity (1)	0.155521	0.171073	624,200	93,630	530,570
Monthly dividends paid	0.039658	0.043624	159,164	-	159,164
Total in the second quarter of 2011	0.237325	0.261057	952,519	119,003	833,516
Complementary interest on shareholders’ equity provisioned	0.233248	0.256573	936,153	140,423	795,730
Interim interest on shareholders’ equity (1)	0.155521	0.171073	624,200	93,630	530,570
Monthly dividends paid	0.079316	0.087248	315,799	-	315,799
Total in the first half of 2011	0.468085	0.514894	1,876,152	234,053	1,642,099

(1)    Paid on July 18, 2011.

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Notes to the Consolidated Financial Statements

d)   Treasury shares

The Board of Directors’ Meeting held on December 20, 2010 resolved to authorize the acquisition of shares issued by Bradesco in the amount of up to 15,000,000 registered, book-entry shares, with no par value, of which 7,500,000 are common shares and 7,500,000 preferred shares, to be held in treasury and later sold or cancelled, without reducing capital stock. This authorization was valid until June 21, 2011. The Board of Directors’ Meeting held on June 20, 2011 approved the renewal of the share acquisition term based on the same previous conditions. The new authorization will be valid up to December 22, 2011.

As of June 30, 2011, 2,487,000 common shares had been acquired for a total of R$63,091 thousand and remain in treasury. The minimum cost, weighted average and maximum cost per share were R$23.62221, R$25.36840 and R$26.83286, respectively. The market value of the shares, as of June 30, 2011, was R$26.78 per common share.

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Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

24)  FEE AND COMMISSION INCOME

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Card income	1,165,818	1,112,954	2,278,772	1,928,750
Checking accounts	680,735	649,485	1,330,220	1,118,766
Loan operations	503,592	463,433	967,025	861,495
Asset management	474,144	470,850	944,994	870,361
Collections	297,858	277,039	574,897	522,455
Consortium management	129,288	120,623	249,911	201,848
Custody and brokerage services	102,002	108,135	210,137	229,354
Taxes paid	76,288	77,089	153,377	138,559
Underwriting/Financial advisory services	103,768	47,627	151,395	115,748
Other	90,543	92,151	182,694	286,143
Total	3,624,036	3,419,386	7,043,422	6,273,479

25)    PERSONNEL EXPENSES

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Payroll	1,191,228	1,150,536	2,341,764	2,063,570
Benefits	510,524	495,444	1,005,968	841,433
Social security charges	451,506	434,002	885,508	776,742
Employee profit sharing	211,336	218,481	429,817	401,572
Provision for labor claims	201,250	118,201	319,451	237,125
Training	38,766	19,282	58,048	37,825
Total	2,604,610	2,435,946	5,040,556	4,358,267

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Notes to the Consolidated Financial Statements

26)    OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Third-party services	873,845	839,301	1,713,146	1,454,281
Communication	391,434	377,179	768,613	677,084
Depreciation and amortization	344,423	357,575	701,998	634,019
Data processing	219,023	225,357	444,380	396,578
Advertising and publicity	193,502	202,385	395,887	308,700
Transportation	179,878	179,026	358,904	303,150
Rentals	162,280	157,090	319,370	280,534
Asset maintenance and conservation	138,665	122,760	261,425	217,125
Financial system services	121,195	108,630	229,825	178,217
Supplies	94,824	80,973	175,797	128,916
Security and surveillance	79,855	76,080	155,935	132,609
Water, electricity and gas	56,701	58,605	115,306	107,432
Travel	35,660	35,221	70,881	50,038
Other	200,983	217,129	418,112	358,480
Total	3,092,268	3,037,311	6,129,579	5,227,163

27)    TAX EXPENSES

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Contribution for Social Security Financing (Cofins)	703,968	621,677	1,325,645	982,885
Social Integration Program (PIS) contribution	125,196	104,318	229,514	166,776
Tax on Services (ISS)	100,803	98,382	199,185	180,806
Municipal Real Estate Tax (IPTU) expenses	9,085	16,583	25,668	23,086
Other	89,131	54,198	143,329	103,339
Total	1,028,183	895,158	1,923,341	1,456,892

28)    OTHER OPERATING INCOME

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Other interest income	253,255	272,691	525,946	476,581
Reversal of other operating provisions	105,710	76,761	182,471	170,795
Gains on sale of goods	11,334	14,619	25,953	27,491
Revenues from recovery of charges and expenses	39,196	32,294	71,490	30,819
Others (1)	3,263,991	289,591	3,553,582	555,891
Total	3,673,486	685,956	4,359,442	1,261,577

(1)  Includes tax credits to be offset amounting to R$2,911,634 thousand in the second quarter and first half of 2011 (Note 18a).

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Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

29)    OTHER OPERATING EXPENSES

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Other financial expenses	670,139	657,411	1,327,550	1,157,777
Sundry losses	312,997	319,508	632,505	623,648
Intangible assets amortization – acquisition of banking services rights	179,828	156,934	336,762	291,559
Expenses with other operating provisions (1)	3,121,546	291,780	3,413,326	802,758
Goodwill amortization (Note 15a)	66,490	65,735	132,225	114,884
Other (2)	310,204	531,568	841,772	545,776
Total	4,661,204	2,022,936	6,684,140	3,536,402

(1)  Includes: (i) provision for tax risks in the second quarter and first half of 2011 – R$2,911,634 thousand (Note 18a); (ii) supplementary provision for civil lawsuits – economic plans in the first half of 2011 – R$122,193 thousand (first half of 2010 - R$111,559 thousand) and in the second quarter of 2011 - R$68,647 thousand (first quarter of 2011 - R$53,546 thousand); and (iii) in the first half of 2010, tax provisions in the amount of R$396,731 thousand; and

(2)  In the first quarter of 2011, includes mainly provision for fluctuations arising from the revaluation of IBNR provisions and benefits to be granted – remission of Health Insurance segment, which was reversed in the second quarter of 2011.

30)    NON-OPERATING INCOME

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Result on sale and write-off of assets and investments	(68,096)	(62,375)	(130,471)	(182,296)
Recording/reversal of non-operating provisions	(15,280)	3,350	(11,930)	(29,737)
Others	9,356	3,503	12,859	(5,394)
Total	(74,020)	(55,522)	(129,542)	(217,427)

Bradesco     189

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Notes to the Consolidated Financial Statements

31)    TRANSACTIONS WITH CONTROLLING SHAREHOLDERS (DIRECT AND INDIRECT)

a)   Transactions with parent companies (direct and indirect) are carried out in conditions and at rates compatible with the averages practiced with third parties, and effective on the dates of the operations, and are as follows:

	R$ thousand
	2011		2010	2011			2010
	June 30	March 31	June 30	2nd Quarter	1st Quarter	1st Half	1st Half
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(505,556)	(256,963)	(408,785)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(366,151)	(186,106)	(296,064)	-	-	-	-
Fundação Bradesco	(139,405)	(70,857)	(112,721)	-	-	-	-
Demand deposits:	(140)	(246)	(309)	-	-	-	-
Fundação Bradesco	(125)	(199)	(296)	-	-	-	-
BBD Participações S.A.	(11)	(19)	(5)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(1)	(18)	(1)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(3)	(10)	(7)	-	-	-	-
Time deposits:	(30,982)	(34,812)	(11,441)	(20)	(24)	(44)	(17)
Cidade de Deus Companhia Comercial de Participações	(30,982)	(34,812)	(11,441)	(20)	(24)	(44)	(17)
Rental of branches:	-	-	-	(126)	(123)	(249)	(236)
Fundação Bradesco	-	-	-	(126)	(123)	(249)	(236)
Subordinated debts:	(36,572)	(457,404)	(163,214)	(1,845)	(10,247)	(12,092)	(6,149)
Cidade de Deus Companhia Comercial de Participações	(1,534)	(376,708)	(88,507)	(24)	(8,171)	(8,195)	(3,082)
Fundação Bradesco	(35,038)	(80,696)	(74,707)	(1,821)	(2,076)	(3,897)	(3,067)

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Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Compensation of key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings among the board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance supplementary private pension plans for Management, within the private pension plan for employees and management of the Bradesco Organization.

For 2011, the maximum amount of R$360,400 thousand was set for Management compensation (salaries and bonuses) and R$341,000 thousand to finance defined contribution supplementary private pension plans.

Short-term Management benefits

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Salaries	36,446	60,532	96,978	70,899
Bonuses	10,797	11,674	22,471	64,700
Subtotal	47,243	72,206	119,449	135,599
INSS contributions	10,597	16,161	26,758	30,368
Total	57,840	88,367	146,207	165,967

Post-employment benefits

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Defined contribution supplementary private pension plans	52,060	41,964	94,024	70,011
Total	52,060	41,964	94,024	70,011

Bradesco does not offer long-term benefits related to severance pay or share-based compensation to its key Management personnel.

Other information

I)    According to current laws, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

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Notes to the Consolidated Financial Statements

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%;

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II)   Shareholding

b)    Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding in Bradesco:

	2011		2010
	June 30	March 31	June 30
● Common shares	0.74%	0.74%	0.74%
● Preferred shares	1.03%	1.03%	1.08%
● Total shares	0.89%	0.89%	0.91%

32)   FINANCIAL INSTRUMENTS

a)  Risk management

Risk management activity is highly strategic due to the increasing complexity of services and products offered and the globalization of the Organization’s business, which is the reason why its processes are constantly improved.

Decisions made by the Organization are guided by factors that account for return on risk that has previously been identified, measured and evaluated, making the achievement of strategic objectives possible and ensuring the strengthening of the Institution.

The Organization approaches risk management in an integrated manner, ensuring unique policies, processes, criteria and methodologies for risk control through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

Credit risk management

Credit risk refers to the possibility of losses associated with the non-compliance by the borrower or counterparty of their respective financial obligations pursuant to agreed terms, as well as with the reduction of a loan agreement value from decrease in the borrower’s risk rating, with the reduction of gains or compensations, the advantages in renegotiations, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from credit operations, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

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Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability portfolios may show mismatched maturities, currencies and indexes.

Market risk is carefully identified, measured, mitigated and managed. The Organization has a conservative exposure profile to market risk, with guidelines and limits monitored independently on a daily basis.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner.  All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans duly approved by the corporate governance structure.

Bradesco     193

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Notes to the Consolidated Financial Statements

We present below the balance sheet by currency

	R$ thousand
	2011				2010
	June 30			March 31	June 30
	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	677,570,948	632,819,549	44,751,399	42,498,551	37,278,675
Funds available	7,714,874	5,483,595	2,231,279	1,031,900	1,224,837
Interbank investments	86,147,213	84,704,457	1,442,756	1,318,797	2,119,671
Securities and derivative financial instruments	231,424,571	223,766,699	7,657,872	8,007,476	7,193,606
Interbank and interdepartmental accounts	67,032,601	67,032,601	-	-	353,461
Loan and leasing operations	215,147,143	194,133,152	21,013,991	20,455,047	16,804,073
Other receivables and assets	70,104,546	57,699,045	12,405,501	11,685,331	9,583,027
Permanent assets	11,736,065	11,697,289	38,776	30,297	137,360
Investments	1,698,969	1,698,745	224	236	-
Premises and equipment and leased assets	3,657,868	3,645,376	12,492	8,956	12,523
Intangible assets	6,379,228	6,353,168	26,060	21,105	124,837
Total	689,307,013	644,516,838	44,790,175	42,528,848	37,416,035

Liabilities
Current and long-term liabilities	635,360,154	584,328,232	51,031,922	46,386,958	29,692,749
Deposits	213,560,911	195,358,955	18,201,956	13,041,604	4,043,580
Federal funds purchased and securities sold under agreements to repurchase	164,204,495	161,098,424	3,106,071	4,604,087	652,483
Funds from issuance of securities	29,043,562	22,105,618	6,937,944	5,109,271	5,752,347
Interbank and interdepartmental accounts	3,036,754	1,227,626	1,809,128	1,606,680	1,401,752
Borrowing and onlending	45,207,629	33,588,083	11,619,546	10,028,728	10,168,190
Derivative financial instruments	1,221,332	954,416	266,916	224,837	154,389
Technical provision for insurance, private pension plans and savings bonds	93,938,303	93,937,346	957	1,152	1,671
Other liabilities:
- Subordinated debt	24,563,711	18,962,217	5,601,494	5,797,662	3,284,275
- Other	60,583,457	57,095,547	3,487,910	5,972,937	4,234,062
Deferred income	505,228	505,228	-	-	-
Non-controlling interest in subsidiaries	598,863	598,863	-	-	-
Shareholders’ equity	52,842,768	52,842,768	-	-	-
Total	689,307,013	638,275,091	51,031,922	46,386,958	29,692,749
Net position of assets and liabilities			(6,241,747)	(3,858,110)	7,723,286
Net position of derivatives (2)			(5,343,675)	(10,088,552)	(18,758,573)
Other net memorandum accounts (3)			23,386	(2,847)	(2,471)
Net exchange position (liability)			(11,562,036)	(13,949,509)	(11,037,758)

(1)  Amounts expressed and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate of the last day of the month; and

(3)  Other commitments recorded in memorandum accounts.

__194                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

Risk factors	R$ thousand
	2011		2010
	June 30	March 31	June 30
Fixed rates	39,678	20,502	3,544
Internal exchange coupon	4,799	2,706	1,505
Foreign currency	30,270	6,572	172
IGP-M	824	891	494
IPCA	10,376	3,042	716
Equities	9,100	6,266	4,894
Sovereign/Eurobonds and Treasuries	186	6,570	3,113
Other	4	3	4
Correlation/diversification effect	(35,984)	(23,591)	(8,900)
VaR (Value at Risk)	59,253	22,961	5,542

Sensitivity analysis

The Trading Portfolio is daily monitored by VaR (Value at Risk) and Stress Analyses and is also evaluated in terms of sensitivity, which measures the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

It is worth noting that the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes), do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations held in the Banking Portfolio is financed by time and/or savings deposits, which are “natural hedges” for future variations in interest rates; moreover, interest rate variations do not represent a material impact on the institution’s results, as loan operations are held to maturity.

Bradesco     195

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis –Trading and Banking Portfolios

Period	Scenario (1)	Trading and Banking portfolios
		Risk Factors							R$ thousand
		Interest rate in Reais	Price indexes	Exchange coupon	Foreign currency	Equities	Sovereign/ Eurobonds and Treasuries	Other	Total without correlation	Total with correlation
Jun 11	1	(7,026)	(11,079)	(152)	(13,510)	(15,481)	(551)	(12)	(47,811)	(19,185)
	2	(2,137,828)	(1,454,501)	(14,192)	(337,745)	(387,017)	(19,803)	(303)	(4,351,389)	(3,128,587)
	3	(4,089,479)	(2,584,329)	(27,792)	(675,491)	(774,035)	(42,192)	(607)	(8,193,925)	(5,841,763)
Mar 11	1	(4,588)	(12,669)	(134)	(4,085)	(15,725)	(600)	(55)	(37,856)	(23,826)
	2	(1,369,728)	(1,638,667)	(10,555)	(102,114)	(393,113)	(31,648)	(1,383)	(3,547,208)	(2,800,667)
	3	(2,631,091)	(2,904,244)	(20,870)	(204,228)	(786,226)	(65,492)	(2,765)	(6,614,916)	(5,165,722)
Dec 10	1	(4,559)	(11,338)	(76)	(3,061)	(16,610)	(383)	(10)	(36,037)	(24,371)
	2	(1,333,759)	(1,440,641)	(5,223)	(76,533)	(415,241)	(7,411)	(246)	(3,279,054)	(2,721,192)
	3	(2,552,669)	(2,578,706)	(10,283)	(153,066)	(830,483)	(17,556)	(492)	(6,143,255)	(5,058,152)

Sept 10

	1	(3,102)	(10,469)	(81)	(2,753)	(15,182)	(311)	(15)	(31,913)	(17,562)
	2	(860,938)	(1,375,770)	(4,008)	(68,826)	(379,542)	(16,579)	(373)	(2,706,036)	(1,953,978)
	3	(1,664,177)	(2,449,167)	(7,986)	(137,653)	(759,085)	(30,860)	(745)	(5,049,673)	(3,585,011)

Jun 10

	1	(2,786)	(9,339)	(108)	(43)	(14,026)	(445)	-	(26,747)	(17,480)
	2	(821,984)	(1,288,063)	(7,667)	(1,069)	(350,658)	(14,411)	(1)	(2,483,853)	(1,672,997)
	3	(1,578,689)	(2,287,844)	(15,214)	(2,137)	(701,315)	(28,648)	(2)	(4,613,849)	(3,067,224)

Definition		Exposure subject to variations in fixed interest rates and interest rate coupons	Exposure subject to variations in price index coupon rates	Exposure subject to variations in foreign currency coupon rates	Exposure subject to exchange variations	Exposure subject to variation in stock prices	Exposure subject to variations in the interest rate of securities traded on the international market	Exposure not classified in previous definitions

(1) Amounts net of tax effects

__196                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may cause materialy impacts the Organization’s results, is presented below. It is worth mentioning that results show the impacts for each scenario for a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which seeks to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of signs of deterioration in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis – Trading Portfolio

Period	Scenario (1)	Trading Portfolio
		Risk Factors							R$ thousand
		Interest Rate in Reais	Price Indexes	Exchange Coupon	Foreign Currency	Equities	Sovereign/ Eurobonds and Treasuries	Other	Total without correlation	Total with correlation
Jun 11	1	(1,727)	(669)	(59)	(14,736)	(1,821)	(37)	-	(19,049)	(12,769)
	2	(522,985)	(110,693)	(5,815)	(368,399)	(45,535)	(684)	-	(1,054,111)	(729,975)
	3	(1,001,940)	(214,829)	(11,362)	(736,797)	(91,070)	(1,362)	(1)	(2,057,361)	(1,416,962)
Mar 11	1	(281)	(112)	(34)	(4,140)	(1,378)	(275)	-	(6,220)	(4,201)
	2	(85,271)	(17,771)	(3,617)	(103,498)	(34,450)	(15,540)	(1)	(260,148)	(147,141)
	3	(164,173)	(34,765)	(7,019)	(206,996)	(68,899)	(30,660)	(1)	(512,513)	(289,775)
Dec 10	1	(439)	(374)	(40)	(3,707)	(322)	(154)	-	(5,036)	(2,669)
	2	(130,396)	(55,064)	(3,924)	(92,673)	(8,054)	(4,570)	(1)	(294,682)	(155,665)
	3	(251,911)	(106,444)	(7,650)	(185,345)	(16,109)	(8,927)	(1)	(576,387)	(301,866)

Sept 10

	1	(284)	(117)	(15)	(297)	(613)	(168)	-	(1,494)	(776)
	2	(78,051)	(16,801)	(865)	(7,427)	(15,324)	(861)	-	(119,329)	(91,207)
	3	(152,110)	(31,858)	(1,711)	(14,854)	(30,648)	(1,620)	(1)	(232,802)	(177,470)

Jun 10

	1	(215)	(41)	(35)	(43)	(583)	(211)	-	(1,128)	(588)
	2	(57,019)	(6,240)	(2,865)	(1,069)	(14,563)	(6,611)	(1)	(88,368)	(59,627)
	3	(112,008)	(11,794)	(5,650)	(2,137)	(29,125)	(13,066)	(2)	(173,782)	(117,213)

Definition		Exposure subject to variations in fixed interest rates and interest rate coupons	Exposure subject to variations in price index coupon rates	Exposure subject to variations in foreign currency coupon rates	Exposure subject to exchange variations	Exposure subject to variation in stock prices	Exposure subject to variations in the interest rate of securities traded on the international market	Exposure not classified in previous definitions

(1)    Amounts net of tax effects.

Bradesco     197

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data of the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1:      Based on market information (BM&FBOVESPA, Anbima, etc), base point stresses were applied for interest rates and 1% variation for prices. For instance, in the scenario applied to positions on June 30, 2011, the exchange rate of Real/Dollar was R$1.58. For the interest rate scenario, the 1-year fixed interest rate applied on the positions on June 30, 2011 was 12.66% p.a.

Scenario 2:      25% stresses were determined based upon the market. For instance, in the scenario applied to positions on June 30, 2011, the exchange rate of Real/Dollar was R$1.95. For the interest rate scenario, the 1-year fixed interest rate applied to positions on June 30, 2011 was 15.81% p.a. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices; and

Scenario 3:      50% stresses were determined based on the market. For instance, in the scenario applied to positions on June 30, 2011, the exchange rate of Reais/Dollar was R$2.34. For the interest rate scenario, the 1-year fixed interest rate applied to positions on June 30, 2011 was 18.97% p.a. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

The Liquidity Risk is the possibility of the Organization not having enough financial funds to honor its commitments due to the mismatch between payments and deposits, taking into consideration different currencies and the settlement terms of its rights and obligations.

In addition to defining minimum compliance levels, the Organization’s liquidity policy also considers stress situations, the type of financial instruments in which funds should remain invested and the operating strategy for cases of need.

The liquidity risk management process includes the daily monitoring of the composition of available resources, compliance with the minimum level of liquidity and contingency plans for stress situations. The controlling and monitoring of positions are conducted in a centralized manner.

__198                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

We present the balance sheet by maturity in the chart below.

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Not stated maturity	Total
Assets
Current and long-term assets	357,140,297	115,991,052	41,764,398	162,675,201	-	677,570,948
Funds available	7,714,874	-	-	-	-	7,714,874
Interbank investments	38,549,398	43,962,316	2,063,538	1,571,961	-	86,147,213
Securities and derivative financial instruments (1) (2)	190,948,848	6,405,077	1,391,057	32,679,589	-	231,424,571
Interbank and interdepartmental accounts	66,519,004	-	-	513,597	-	67,032,601
Loan and leasing operations	24,360,610	54,790,829	32,497,037	103,498,667	-	215,147,143
Other receivables and assets	29,047,563	10,832,830	5,812,766	24,411,387	-	70,104,546
Permanent assets	218,799	988,596	869,854	7,200,636	2,458,180	11,736,065
Investments	-	-	-	-	1,698,969	1,698,969
Premises and equipment and leased assets	49,709	248,557	298,269	2,710,136	351,197	3,657,868
Intangible assets	169,090	740,039	571,585	4,490,500	408,014	6,379,228
Total on June 30, 2011	357,359,096	116,979,648	42,634,252	169,875,837	2,458,180	689,307,013
Total on March 31, 2011	366,003,893	110,675,681	44,339,743	151,938,703	2,428,592	675,386,612
Total on June 30, 2010	306,037,083	68,302,851	42,359,040	139,499,171	1,902,071	558,100,216

Liabilities
Current and long-term liabilities	322,685,314	49,302,836	45,671,008	217,700,996	-	635,360,154
Deposits (3)	99,878,689	22,142,265	12,632,553	78,907,404	-	213,560,911
Federal funds purchased and securities sold under agreements to repurchase (2)	109,502,097	11,923,542	9,685,647	33,093,209	-	164,204,495
Funds from issuance of securities	397,925	2,126,188	5,872,566	20,646,883	-	29,043,562
Interbank and interdepartmental accounts	3,036,754	-	-	-	-	3,036,754
Borrowing and onlending	3,590,886	9,374,386	7,854,632	24,387,725	-	45,207,629
Derivative financial instruments	723,911	231,466	101,140	164,815	-	1,221,332
Technical provisions for insurance, private pension plans and savings bonds (3)	69,783,630	1,985,135	1,320,768	20,848,770	-	93,938,303
Other liabilities:
- Subordinated debts	1,380,694	9,370	4,171,568	19,002,079	-	24,563,711
- Other	34,390,728	1,510,484	4,032,134	20,650,111	-	60,583,457
Deferred income	505,228	-	-	-	-	505,228
Non-controlling interest in subsidiaries	-	-	-	-	598,863	598,863
Shareholders’ equity	-	-	-	-	52,842,768	52,842,768
Total on June 30, 2011	323,190,542	49,302,836	45,671,008	217,700,996	53,441,631	689,307,013
Total on March 31, 2011	325,806,825	43,164,552	45,092,467	209,451,827	51,870,941	675,386,612
Total on June 30, 2010	264,781,813	32,575,624	31,068,184	184,701,323	44,973,272	558,100,216

Accumulated net assets on June 30, 2011	34,168,554	101,845,366	98,808,610	50,983,451	-	-
Accumulated net assets on March 31, 2011	40,197,068	107,708,197	106,955,473	49,442,349	-	-
Accumulated net assets on June 30, 2010	41,255,270	76,982,497	88,273,353	43,071,201	-	-

(1)   Investments in investment funds are classified as up to 30 days;

(2)   Sale and purchase agreements are classified according to the maturity of the operation; and

(3)   Demand and savings deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Bradesco     199

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Operating Risk

Operating risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes strategic and image risk.

The Organization considers operational risk management to be essential to the generation of added value. Risk control is conducted in a centralized manner through identification, measurement, mitigation plans and administration of operating risks, on a consolidated basis and by company.

Among plans for mitigating operating risk, the most important is business continuity management, which is made up of formal plans to be adopted during moments of crisis in order to guarantee the recovery and continuation of business, thereby preventing or mitigating losses.

Capital Management

The capital management process is conducted in order to provide the conditions necessary to meet the Organization’s strategic objectives, considering the economic and commercial environment in which it operates. This process is compatible with the nature of operations, complexity of service and products and dimension of the Organization's exposure to risks.

Under Bacen regulations, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) compatible with the risks of their activities, represented by Required Reference Shareholders’ Equity (PRE). PRE is calculated considering, at least, the sum of credit risk, market risk and operating risk.

The process of adjustment to Reference Shareholders' Equity is monitored on a daily basis and aims to ensure that the Organization have a solid capital base in order to support development of activities and face risks incurred, whether in normal situations or in extreme market conditions, in addition to meeting capital regulatory requirements.

__200                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

We present the Capital Adequacy Ratio in the chart below.

Calculation basis – Capital Adequacy Ratio	R$ thousand
	2011				2010
	June 30		March 31		June 30
	Financial	Economic-financial	Financial	Economic-financial	Financial	Economic-financial
Shareholders’ equity	52,842,768	52,842,768	51,296,963	51,296,963	44,295,323	44,295,323
Reduction of deferred assets – CMN Resolution 3,444/07	(197,221)	(279,101)	(209,214)	(290,645)	(357,852)	(441,456)
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives – CMN Resolution 3,444/07	1,947,294	1,947,294	1,660,228	1,660,228	1,751,725	1,751,725
Non-controlling interest/other	176,560	598,863	180,533	573,978	164,029	677,949
Reference shareholders’ equity - Tier I	54,769,401	55,109,824	52,928,510	53,240,524	45,853,225	46,283,541
Total of gains/losses of adjustments to market value in Available for Sale (DPV) and derivatives – CMN Resolution 3,444/07	(1,947,294)	(1,947,294)	(1,660,228)	(1,660,228)	(1,751,725)	(1,751,725)
Subordinated debt	9,491,195	9,491,195	8,468,720	8,468,720	8,607,645	8,607,645
Reference shareholders’ equity – Tier II	7,543,901	7,543,901	6,808,492	6,808,492	6,855,920	6,855,920
Total reference shareholders’ equity (Tier I + Tier II)	62,313,302	62,653,725	59,737,002	60,049,016	52,709,145	53,139,461
Deduction of instruments for funding - CMN Resolution 3,444/07	(96,828)	(130,064)	(96,553)	(126,433)	(89,593)	(233,649)
Reference shareholders’ equity (a)	62,216,474	62,523,661	59,640,449	59,922,583	52,619,552	52,905,812
Capital allocation (by risk)
- Credit risk	43,209,088	43,324,158	40,554,561	40,774,901	34,824,557	34,754,633
- Market risk	846,567	846,567	363,758	363,758	134,901	134,901
- Operational risk (1)	1,883,392	2,690,028	1,883,392	2,690,028	1,677,756	1,677,756
Required reference shareholders’ equity (b)	45,939,047	46,860,753	42,801,711	43,828,687	36,637,214	36,567,290
Margin (a – b)	16,277,427	15,662,908	16,838,738	16,093,896	15,982,338	16,338,522
Risk-weighted assets (c)	417,627,700	426,006,845	389,106,466	398,442,608	333,065,578	332,429,906
Capital adequacy ratio (a/c)	14.90%	14.68%	15.33%	15.04%	15.80%	15.91%

(1)  As set forth by Bacen Circular Letters 3,383/08 and 3,476/09, we point out that, as of July 2010, the calculation of capital allocation for Operating Risk for the Economic-Financial Consolidated includes non-financial companies.

Bradesco     201

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Notes to the Consolidated Financial Statements

b)    Market value

The book value, net of provisions for loss of the main financial instruments is as follows:

Portfolios	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Market value	In the result			In shareholders’ equity
	2011		2011		2010	2011		2010
	June 30		June 30	March 31	June 30	June 30	March 31	June 30
Securities and derivative financial instruments (Notes 3e, 3f and 8)	231,424,571	234,882,162	3,031,829	3,913,921	3,290,205	3,457,591	3,866,748	3,395,319
- Adjustment of available-for-sale securities (Note 8 cII)			(425,762)	47,173	(105,114)	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			3,457,591	3,866,748	3,395,319	3,457,591	3,866,748	3,395,319
Loan and leasing operations (Notes 2, 3g and 10) (1)	250,834,416	250,260,155	(574,261)	(1,018,446)	178,274	(574,261)	(1,018,446)	178,274
Investments (Notes 3j and 13) (2)	1,698,969	9,011,801	7,312,832	6,959,051	6,527,565	7,312,832	6,959,051	6,527,565
Treasury shares (Note 23d)	63,091	66,602	-	-	-	3,511	6,247	-
Time deposits (Notes 3n and 16a)	125,385,063	125,161,236	223,827	226,650	150,567	223,827	226,650	150,567
Funds from issuance of securities (Note 16c)	29,043,562	29,218,615	(175,053)	(123,121)	8,905	(175,053)	(123,121)	8,905
Borrowing and onlending (Notes 17a and 17b)	45,207,629	44,621,145	586,484	513,737	70,014	586,484	513,737	70,014
Subordinated debts (Note 19)	24,563,711	25,592,511	(1,028,800)	(881,405)	(999,041)	(1,028,800)	(881,405)	(999,041)
Unrealized gains without tax effects			9,376,858	9,590,387	9,226,489	9,806,131	9,549,461	9,331,603

(1)     Includes advances on foreign exchange contracts, leasing operations and other receivables with credit features; and

(2)     Basically includes the surplus of interest in subsidiaries and affiliated companies (Cielo, Odontoprev and Fleury) and other investments (BM&FBOVESPA and Cetip).

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Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Determination of market value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

•       Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality, which is a private defined contribution pension plan that allows the accumulation of financial resources by participants over their professional careers through contributions paid by the professional and the sponsoring company. The related resources are invested in an Exclusive Investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and Bradesco Asset Management (BRAM).   The Securities Dealer company (DTVM) is responsible for the financial management of FIE funds.

Contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who, in 2001, opted to migrate to the defined contribution plan (PGBL) plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, nonetheless respecting the 4% minimum.

The actuarial liabilities of defined contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), former participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, whether they migrated or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by plan assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of defined contribution and defined benefit, through Fundação Baneb de Seguridade Social - Bases (related to former employees of Baneb). The actuarial liabilities of defined contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and defined contribution types, through the Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão (Capof).

Bradesco     203

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of the Private Pension Plan Fund of the Bank of the State of Ceará (Cabec).

The assets of private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco’s branches and subsidiaries abroad provide their employees and directors with a private pension plan in compliance with the rules set forth by local authorities, which authorize the accumulation funds during the participant’s professional career.

Expenses with contributions made during the first half of 2011 amounted to R$187,047 thousand (R$142,544 thousand in the first half of 2010) and R$98,012 thousand in the second quarter of 2011 (first quarter of 2011 – R$89,035 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and management several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training. The related expenses, including the aforementioned contributions, amounted to R$1,064,016 thousand in the first half of 2011 (R$879,258 thousand in the first half of 2010) and R$549,290 thousand in the second quarter of 2011 (first quarter of 2011 – R$514,726 thousand).

34)    INCOME TAX AND SOCIAL CONTRIBUTION

a)      Calculation of income tax and social contribution charges

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Income before income tax and social contribution	4,530,565	4,073,480	8,604,045	6,209,316
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,812,226)	(1,629,392)	(3,441,618)	(2,483,726)
Effect on the tax calculation:
Equity in the earnings of unconsolidated companies	6,351	13,675	20,026	19,108
Exchange (loss)/gain	(287,190)	(107,423)	(394,613)	54,805
Non-deductible expenses, net of non-taxable income	(79,104)	(95,793)	(174,897)	(128,972)
Tax credits recorded from previous periods	-	-	-	241,732
Interest on shareholders’ equity (paid and payable)	295,061	286,320	581,381	489,984
Effect of the difference of the social contribution rate (2)	-	226,711	226,711	342,823
Other amounts	155,968	8,125	164,093	(201,653)
Income tax and social contribution for the period	(1,721,140)	(1,297,777)	(3,018,917)	(1,665,899)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11,727/08, remaining at 9% for other companies (Note 3h); and

(2)  Refers to the adjustment of the effective rate of social contribution in relation to the rate (40%) shown.

__204                  Report on Economic and Financial Analysis – June 2011

Financial Statements, Independent Auditors' Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Breakdown of income tax and social contribution in the statement of income

	R$ thousand
	2011			2010
	2nd Quarter	1st Quarter	1st Half	1st Half
Current taxes:
Income tax and social contribution payable	(3,120,821)	(2,278,691)	(5,399,512)	(3,097,822)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	1,460,037	1,155,816	2,615,853	1,318,471
Use of opening balances of:
Negative basis of social contribution	(11,181)	(85,833)	(97,014)	(87,019)
Tax loss	(114,306)	(155,307)	(269,613)	(247,551)
Tax credits recorded from previous periods:
Negative basis of social contribution	-	-	-	12,102
Tax loss	-	-	-	33,617
Temporary additions	-	-	-	196,013
Recording/utilization in the period on:
Negative basis of social contribution	21,738	23,168	44,906	16,711
Tax loss	43,393	43,070	86,463	189,579
Total deferred taxes	1,399,681	980,914	2,380,595	1,431,923
Income tax and social contribution for the period	(1,721,140)	(1,297,777)	(3,018,917)	(1,665,899)

c)   Origin of tax credits of deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2010	Amount recorded (3)	Amount realized	Balance on 6.30.2011	Balance on 3.31.2011	Balance on 6.30.2010
Allowance for loan losses	8,797,082	2,444,210	1,235,780	10,005,512	9,089,261	8,388,751
Civil provisions	1,025,560	217,630	95,216	1,147,974	1,080,303	923,636
Tax provisions	2,770,672	738,850	8,953	3,500,569	3,262,453	2,411,166
Labor provisions	627,215	164,059	112,136	679,138	640,838	621,586
Provision for devaluation of securities and investments	100,554	7,387	2,005	105,936	103,080	113,598
Provision for devaluation of foreclosed assets	105,913	45,186	52,805	98,294	100,121	107,118
Adjustment to market value of trading securities	58,546	63,405	320	121,631	117,190	16,542
Amortized goodwill	906,512	7,942	117,696	796,758	844,728	949,777
Provision for interest on shareholders’ equity (1)	-	331,706	-	331,706	286,320	231,802
Law 11,638/07 adjustments	77,458	4,539	3,322	78,675	77,255	99,028
Other	1,864,356	592,194	373,022	2,083,528	1,888,135	1,902,730
Total tax credits over temporary differences	16,333,868	4,617,108	2,001,255	18,949,721	17,489,684	15,765,734
Tax losses and negative basis of social contribution in Brazil and abroad	739,453	131,369	366,627	504,195	564,551	1,036,720
Subtotal	17,073,321	4,748,477	2,367,882	19,453,916	18,054,235	16,802,454
Adjustment to market value of available-for-sale securities	215,881	185,656	20,872	380,665	213,425	235,034
Social contribution – Provisional Measure 2,158-35/01 (2)	157,813	-	13,170	144,643	151,739	235,989
Total tax credits (Note 11b)	17,447,015	4,934,133	2,401,924	19,979,224	18,419,399	17,273,477
Deferred tax liabilities (Note 34f)	4,791,462	265,376	246,718	4,810,120	4,960,599	4,875,607
Tax credits net of deferred tax liabilities	12,655,553	4,668,757	2,155,206	15,169,104	13,458,800	12,397,870
- Percentage of net tax credits over reference shareholders’ equity (Note 32a)	22.5%			24.3%	22.5%	23.4%
- Percentage of net tax credits over total assets	2.0%			2.2%	2.0%	2.2%

(1)  Tax credit on interest on shareholders’ equity is recorded up to the authorized tax limit;

(2)  Up to the end of the fiscal year, we expect to realize R$39,959 thousand, to be recorded upon effective use (item d); and

(3)  Includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Law 11,727/08, equivalent to R$226,711 thousand (Note 3h).

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Notes to the Consolidated Financial Statements

d)   Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand
	Temporary differences		Tax loss and negative basis		Total
	Income tax	Social contribution	Income tax	Social contribution
2011	2,633,778	1,395,992	78,615	21,184	4,129,569
2012	3,702,118	2,116,038	102,873	59,329	5,980,358
2013	3,721,559	2,115,483	54,298	29,707	5,921,047
2014	1,126,202	731,540	47,012	28,974	1,933,728
2015	756,621	506,372	54,509	26,186	1,343,688
2016 (1st half)	80,348	63,670	403	1,105	145,526
Total	12,020,626	6,929,095	337,710	166,485	19,453,916

	R$ thousand
	Social contribution tax credit - Provisional Measure 2,158–35
	2011	2012	2013	2014	Total
Total	39,959	94,256	9,260	1,168	144,643

The projected realization of tax credits is an estimate and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$18,258,148 thousand (March 31, 2011 – R$16,835,224 thousand and June 30, 2010 – R$15,340,284 thousand), of which R$17,653,909 thousand (March 31, 2011 – R$16,169,728 thousand and June 30, 2010 – R$14,189,571 thousand) is relative to temporary differences, R$465,465 thousand (March 31, 2011 – R$521,920 thousand and June 30, 2010 – R$939,719 thousand) to tax losses and negative basis of social contribution and R$138,774 thousand (March 31, 2011 – R$143,576 thousand and June 30, 2010 – R$210,994 thousand) comprises tax credit over social contribution – Provisional Measure 2,158-35.

e)   Unrecorded tax credits

Tax credits of R$2,578 thousand (March 31, 2011 – R$2,511 thousand and June 30, 2010 – R$74,693 thousand) have not been recorded in the financial statements, and will be recorded when prospects of realization are probable according to studies and analyses prepared by Management and in accordance with Bacen rules.

Due to the Direct Action of the Declaration of Unconstitutionality filed by CONSIF against articles 17 and 41 of Law 11,727/08, tax credits from periods prior to the increase in the Social Contribution rate from 9% to 15% were recorded up to the limit of the corresponding consolidated tax obligations. In this half, the remaining balance of December 31, 2010 in the amount of R$226,711 thousand, was fully provisioned (Note 3h).

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Notes to the Consolidated Financial Statements

f)    Deferred tax liabilities

	R$ thousand
	2011		2010
	June 30	March 31	June 30
Mark-to-market adjustment of derivative financial instruments	222,709	240,984	443,889
Difference in depreciation	3,796,765	3,917,264	3,720,665
Judicial deposit update and others	790,646	802,351	711,053
Total	4,810,120	4,960,599	4,875,607

The deferred tax liabilities of financial and insurance sector companies were established considering the increase of the social contribution rate, determined by Law 11,727/08 (Note 3h).

35)    OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets on June 30, 2011 of R$310,681,731 thousand (March 31, 2011 – R$303,319,123 thousand and June 30, 2010 – R$263,296,711 thousand).

b)   As part of the process of convergence with international accounting standards, certain accounting pronouncements and their interpretations were issued by the Brazilian Accounting Pronouncements Committee (CPC), which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution 3,604/08 – Statement of Cash Flow (CPC 03);

•       Resolution 3,750/09 – Related-Party Disclosures (CPC 05);

•       Resolution 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution 3,973/11 – Subsequent Event (CPC 24); and

•       Resolution 3,989/11 – Share-Based Payment (CPC 10).

At present, it is not practicable to estimate when CMN will approve the other CPC accounting standards or whether their adoption, subsequent to approval, will be effective for future periods, or applicable retroactively. As a result, it is not yet possible to estimate the accounting effects of these standards on Bradesco’s financial statements.

CMN Resolution 3,786/09 and Circular Letters 3,472/09 and 3,516/10 established that financial institutions and other entities authorized to operate by Bacen, which are listed companies or which are required to maintain an Audit Committee shall, as from December 31, 2010, prepare annually and publish in up to 90 days from the base date December 31, their consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board. (IASB).

As required by CMN regulation on April 15, 2011, Bradesco made its financial statements for December 31, 2010 and 2009 prepared in accordance with IFRS standards available on its website. Such IFRS financial statements do not form part or are not incorporated into these financial statements. Management believes that the differences between net income and shareholders equity as of June 30, 2011 would not be significantly different as to its nature or amounts presented in the reconciliation as of December 31, 2010 presented in those IFRS financial statements not incorporated into these financial statements.

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Notes to the Consolidated Financial Statements

c) In May 2011, at the auction carried out by BM&FBOVESPA, Bradesco acquired the shareholding control of Banco do Estado do Rio de Janeiro S.A. (BERJ). The operation involved the purchase of 96.99% of common shares and 95.21% of preferred shares, which represent 96.23% of BERJ’s capital stock for the amount of R$1.025 billion (price of BERJ).

With the acquisition of BERJ, Bradesco was also entitled to provide to the State of Rio de Janeiro services referred to the payroll, as well as the payment to suppliers and the collection of state taxes, among other services, from January 2012 to December 2014. Bradesco will pay R$748.7 million for this right (payroll price).

The aforementioned amounts should be paid as follows:

•     20% of BERJ price and 100% of the payroll price within 5 days after certain conditions are met, such as the approval by Bacen of shareholding control transfer and the execution of the Purchase Agreement of the Single Share Lot; and

•     80% of BERJ price within 5 days after the ratification as to the existence and possibility of realization of BERJ tax credit.

After the conclusion of the share purchase, Bradesco will conduct the public offering to non-controlling shareholders, in compliance with Article 254-A of Law 6,404/76 and CVM Rule 361/02.

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Management Bodies

Reference Date: June 30, 2011

Board of Directors

Chairman
Lázaro de Mello Brandão

Vice-Chairman
Antônio Bornia

Members
Mário da Silveira Teixeira Júnior
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Ricardo Espírito Santo Silva Salgado

Board of Executive Officers

Executive Officers

Chief Executive Officer
Luiz Carlos Trabuco Cappi

Executive Vice-Presidents

Laércio Albino Cezar
Julio de Siqueira Carvalho de Araujo
Norberto Pinto Barbedo
Domingos Figueiredo de Abreu

Managing Directors
José Alcides Munhoz
Aurélio Conrado Boni
Ademir Cossiello
Sérgio Alexandre Figueiredo Clemente
Candido Leonelli
Maurício Machado de Minas

Managing Directors
Alexandre da Silva Glüher
Alfredo Antônio Lima de Menezes
André Rodrigues Cano
Josué Augusto Pancini
Luiz Carlos Angelotti
Marcelo de Araújo Noronha
Nilton Pelegrino Nogueira

Department Directors
Adineu Santesso
Altair Antônio de Souza
Amilton Nieto
André Bernardino da Cruz Filho
André Marcelo da Silva Prado
Antonio Carlos Melhado
Antonio de Jesus Mendes
Antonio José da Barbara
Arnaldo Nissental
Aurélio Guido Pagani
Cassiano Ricardo Scarpelli
Clayton Camacho
Denise Pauli Pavarina
Douglas Tevis Francisco
Edilson Wiggers
Fernando Roncolato Pinho

*  Frederico William Wolf
*  Glaucimar Peticov
Jean Philippe Leroy
João Albino Winkelmann
*  Joel Antonio Scalabrini
Jorge Pohlmann Nasser
José Luis Elias
José Luiz Rodrigues Bueno
José Maria Soares Nunes
José Ramos Rocha Neto
Júlio Alves Marques
Laércio Carlos de Araújo Filho
*  Layette Lamartine Azevedo Júnior
Lúcio Rideki Takahama
Luiz Alves dos Santos
Luiz Carlos Brandão Cavalcanti Junior
Luiz Fernando Peres
Marcos Aparecido Galende
Marcos Bader
Marcos Daré
Mario Helio de Souza Ramos

Marlene Morán Millan
Moacir Nachbar Junior
Nobuo Yamazaki
Octávio de Lazari Júnior
Octavio Manoel Rodrigues de Barros
Paulo Aparecido dos Santos
Paulo Faustino da Costa
Roberto Sobral Hollander
Waldemar Ruggiero Júnior
Walkiria Schirrmeister Marquetti

Directors
Antonio Chinellato Neto
Cláudio Borges Cassemiro
Cláudio Fernando Manzato
Eurico Ramos Fabri
Guilherme Muller Leal
*  Luis Carlos Furquim Vermieiro
Osmar Roncolato Pinho
Renan Mascarenhas Carmo
*  Roberto de Jesus Paris
*  Rogério Pedro Câmara
*  Vinicius José de Almeida Albernaz

Regional Officers
Alex Silva Braga
Almir Rocha
Antonio Gualberto Diniz
Antonio Piovesan
Delvair Fidencio de Lima
Diaulas Morize Vieira Marcondes Junior
Francisco Aquilino Pontes Gadelha
Francisco Assis da Silveira Junior
Geraldo Dias Pacheco
João Alexandre Silva
João Carlos Gomes da Silva
José Sergio Bordin
Mauricio Gomes Maciel
Volnei Wulff
Wilson Reginaldo Martins

Compensation Committees
Lázaro de Mello Brandão - Coordinator
Antônio Bornia
Mário da Silveira Teixeira Júnior
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto

Audit Committee
Carlos Alberto Rodrigues Guilherme - Coordinator
José Lucas Ferreira de Melo
Romulo Nagib Lasmar
Osvaldo Watanabe

Compliance and Internal Control Committee
Mário da Silveira Teixeira Júnior – Coordinator
Carlos Alberto Rodrigues Guilherme
Milton Matsumoto
Domingos Figueiredo de Abreu
Alexandre da Silva Glüher
Marco Antonio Rossi
Clayton Camacho
Frederico William Wolf
Moacir Nachbar Junior
Roberto Sobral Hollander

Executive Disclosure Committee (Non-Statutory)
Domingos Figueiredo de Abreu - Coordinator
Julio de Siqueira Carvalho de Araujo
Alexandre da Silva Glüher
Luiz Carlos Angelotti

Marco Antonio Rossi
Antonio José da Barbara
José Maria Soares Nunes
Paulo Faustino da Costa
Marcos Aparecido Galende
Haydewaldo Roberto Chamberlain da Costa

Ethical Conduct Committee
Milton Matsumoto - Coordinator
Carlos Alberto Rodrigues Guilherme
Julio de Siqueira Carvalho de Araujo

Domingos Figueiredo de Abreu
Alexandre da Silva Glüher
André Rodrigues Cano
Josué Augusto Pancini
Marco Antonio Rossi
Clayton Camacho
Frederico William Wolf
Glaucimar Peticov
José Luiz Rodrigues Bueno
Júlio Alves Marques
Moacir Nachbar Junior

Integrated Risk Management and Capital Allocation Committee
Julio de Siqueira Carvalho de Araujo - Coordinator
Laércio Albino Cezar
Norberto Pinto Barbedo
Domingos Figueiredo de Abreu
* José Alcides Munhoz
Alexandre da Silva Glüher
*  Nilton Pelegrino Nogueira
Marco Antonio Rossi
Roberto Sobral Hollander

Fiscal Council

Members
Ricardo Abecassis Espírito Santo Silva - Coordinator
Domingos Aparecido Maia
Nelson Lopes de Oliveira

Substitute Members
Renaud Roberto Teixeira
João Batistela Biazon
Jorge Tadeu Pinto de Figueiredo

Ombudsman Department
Júlio Alves Marques – Ombudsman

*Undergoing ratification by Bacen

General Accounting Committee
Marcos Aparecido Galende
Accountant -CRC 1SP201309/O-6

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Report of Independent Auditors

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco - SP

We have audited the consolidated balance sheet of Banco Bradesco S.A., as of June 30, 2011 and the related consolidated statements of income, statement of changes in shareholders' equity and the statement of cash flows for the semester then ended, as well as the summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Banco Bradesco S.A.’s Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Brazilian Central Bank (BACEN) and for designing, implementing and maintaining internal control relevant to the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with approved Brazilian auditing standards and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, mentioned above, present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A., as of June 30, 2011, the consolidated financial performance of its operations and its cash flows for the semester then ended, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Brazilian Central Bank.

Other matters

Statement of consolidated value added

We have also audited the consolidated statement of value added (DVA), preparation of which is the responsibility of the Banco Bradesco S.A. Management, for the semester ended June 30, 2011, submission of which publicly-held companies under Brazilian Corporate Law.  The aforementioned statement was submitted to the same auditing procedures described above in our opinion, is fairly presented, in all material respects, in relation to the financial statements taken as a whole.

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Report of Independent Auditors

Review of corresponding amounts for the first and second quarters of 2011

The consolidated balance sheet information as of March 31, 2011 and the related consolidated statement of income,  of cash flows and  of value added for the first and second quarters of 2011 and the statement of changes in shareholders’ equity for the first quarter of 2011, which are presented herein by the Banco Bradesco S.A. Management  as supplemental information, were reviewed by us, on which we issued reports that did not contain any modification dated April 26 with reference to March 31, 2011 and July 26, 2011 with reference to June 30, 2011.

Audit of the amounts as of June 30, 2010

The corresponding amounts for semester ended June 30, 2010, presented for comparative purposes, were previously audited by other independent auditors who issued their report dated July 27, 2010, which did not contain any modification.

São Paulo, July 26, 2011

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Summary of the Audit Committee’s Report

Corporate Governance and Related Responsibilities

The Board of Directors of Banco Bradesco S.A. opted for a single Audit Committee for all the companies comprising the Financial Conglomerate, including Grupo Bradesco de Seguros e Previdência (Insurance Group).

The Management is in charge of defining and implementing accounting and managerial information systems to prepare the financial statements of the companies composing Bradesco Organization, pursuant to the accounting principles adopted in Brazil applicable to entities that the Brazilian Central Bank authorized to operate, the rules of the National Monetary Council, the Brazilian Central Bank, the Securities and Exchange Commission of Brazil (CVM), the National Private Insurance Board (CNSP), the Insurance Superintendence (Susep) and the National Agency for Supplementary Healthcare (ANS).

The Management is also responsible for processes, policies and internal control procedures that ensure the protection of assets, the appropriate recognition of liabilities and the management of risk operations of Bradesco Organization.

The Independent Audit is in charge of examining the financial statements and providing a report about their compliance with the accounting principles. Additionally, as a result of its works for the purpose of issuing the aforementioned report, it also advises on accounting procedures and internal controls, without prejudice to other reports to be prepared, such as limited reviews of the quarterly information to be delivered to the Brazilian Central Bank and CVM.

It is incumbent upon the Internal Audit (General Inspectorate Department) to check the quality of Bradesco Organization’s internal control systems and the regularity of policies and procedures established by the Management, including those adopted in the preparation of accounting and financial reports.

It is incumbent upon the Audit Committee to assess the quality and the effectiveness of the Internal and Independent Audits, the effectiveness and the sufficiency of Bradesco Organization’s internal control systems and to analyze the financial statements, providing the relevant recommendations when applicable.

Among the Audit Committee’s duties are also those required by the U.S. Sarbanes-Oxley Act for companies registered with the U.S. Securities and Exchange Commission and quoted on the New York Stock Exchange.

The Audit Committee’s charter is available on the website www.bradesco.com.br,  in the Corporate Governance area.

Activities in the first half of 2011

The Audit Committee attended 86 meetings with business, risk control and management areas, and with internal and independent auditors, checking the information considered relevant or critical through the referencing of different sources.

The Audit Committee’s work schedule for 2011 focuses on the main processes and products referring to Bradesco Organization’s activities. Among the most relevant aspects, we point out:

•       process of preparing and disclosing financial reports to shareholders and external users, which contain accounting and financial information;

•       market, credit and operating risk management and control systems, preparation for the use of internal models in line with the conditions set forth by the New Basel Capital Accord (Basel II) and Brazilian Central Bank’s rules about the issue, with emphasis on monitoring the application for authorization to the use of internal market risk models. The Notebook, in accordance with Circular Letter 3,478/2009, was registered with the Brazilian Central Bank, at the beginning of the deadlines, on June 30, 2010; and

•       the improvement of internal controls systems deriving from projects in the IT and Risk Management areas.

Internal Controls Systems

Based on the work program and agenda established for 2011, the Audit Committee informed on the main processes within the Organization, evaluating their quality and management commitment to their continuous improvement.

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Summary of the Audit Committee’s Report

As a result of meetings with Bradesco Organization’s areas, the Audit Committee had the opportunity to suggest manners in which to improve the processes to the Board of Directors, as well as to monitor the implementation of improvement suggestions identified in the audit process and discussions with business areas.

Based on the information and remarks collected, the Audit Committee hereby deems the internal control system of Bradesco Organization as suitable to the size and complexity of its businesses and structured so as to ensure the efficiency of its operations, the financial report-generating systems, as well as compliance with internal and external rules, to which all transactions are subject.

Independent Audit

The planning of the independent audit for 2011 was discussed with KPMG Auditores Independentes and, throughout the first half-year, the audit teams responsible for services presented their results and main conclusions to the Audit Committee.

The material issues pointed out in the report about the study and the evaluation of accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee, which requested the monitoring of the implementations and improvements in the areas in charge.

Based on the planning submitted by auditors and on the subsequent discussions about results, the Committee considered that the works developed by the teams were adequate to the Organization’s businesses.

Internal Audit

The Committee requested that the Internal Audit consider several works in line with issues covered by the Committee’s agenda in its planning for 2011.

Throughout the first half of 2011, the teams in charge of executing planned works reported and discussed with the Audit Committee the main conclusions on process and inherent risks.

Based on discussions regarding the planning of the Internal Audit, focused on risks, processes and the presentation of the results thereof, the Audit Committee found that the Premises in question had adequately met the demands of Committee members, thereby enabling them to form an opinion regarding the issues at hand.

Consolidated Financial Statements

In the first half of 2011, the Committee held meetings with the General Accounting, Planning, Budget, Control and Internal Audit departments to examine the monthly, quarterly and half-yearly financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements.

Bradesco’s accounting policies were also considered in the preparation of financial statements, as well as compliance with accounting practices adopted in Brazil, applicable to institutions that the Brazilian Central Bank authorizes to operate as well as with the applicable laws.

Prior to the disclosures of the Quarterly Financial Information (IFTs) and the half-yearly balance sheet, the Committee met with KPMG to assess the aspects of auditors independence and control environment when producing the figures to be disclosed.

Based on aforementioned reviews and discussions, the Audit Committee recommends that the Board of Directors approves the audited financial statements related to the half-year ended June 30, 2011.

Cidade de Deus, Osasco, São Paulo,
July 26, 2011.

CARLOS ALBERTO RODRIGUES GUILHERME

(Coordinator)

JOSÉ LUCAS FERREIRA DE MELO

ROMULO NAGIB LASMAR

OSVALDO WATANABE

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Fiscal Council's Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements related to the first half of 2011, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, CMN Resolution 3,059/02, and Bacen Circular Letter 3,171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the Brazilian accounting practices adopted and applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, July 26, 2011.

Ricardo Abecassis E. Santo Silva

Domingos Aparecido Maia

Nelson Lopes de Oliveira

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 29, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.